# TAKE A CLOSER LOOK

encana™

*natural gas*

*we're a high-performance company driven by a culture of innovation*

Encana Corporation
Annual Report 2010

VOL / two ISSUE / one
www.encana.com





MIX
Paper from
responsible sources
FSC® C015495





TSX: ECA - NYSE: ECA

## TAKE A CLOSER LOOK AT OUR RESOURCE POTENTIAL

# 14.3

TCFE TOTAL PROVED RESERVES

**OPPORTUNITY**-RICH

- increased total proved reserves by 12 percent from 2009
- additional 20.0 Tcfe 1C (low estimate) economic contingent resources
- 11.7 million total net acres
- over 20 years of drilling opportunities

# 37,000

NET DRILLING LOCATIONS (BEST ESTIMATE)

- large geographically-diverse, high-quality portfolio of resource plays
- pursuing additional value and enhanced project returns from liquids-rich production

**CAPITAL** DISCIPLINE

- strong investment grade credit rating
- healthy balance sheet, with debt to capitalization at less than 40 percent and a debt to adjusted EBITDA at less than 2.0x
- approximately one-half of 2011 daily production hedged to provide greater cash flow certainty

# $4.05

MCF 2010 CORPORATE AVERAGE SUPPLY COST *

**LOW-COST** FOCUS

- goal to lower supply cost to approximately $3 per Mcf over the next 3 to 5 years
- maximizing operational efficiencies and cost savings achieved through resource play hub approach
- continual assessment and high-grade of asset portfolio through acquisition and divestiture program
- leveraging third-party capital to lower our costs, increase capital efficiencies and bring forth value recognition sooner through increased development activity

# TEN

NATURAL GAS-POWERED DRILLING RIGS DEPLOYED

CULTURE OF **INNOVATION**

- multi-discipline, knowledge-sharing teams refining resource play hubs across key and emerging plays
- pioneered use of cost-saving fit-for-purpose drilling equipment
- strategic pad site design for concurrent drilling, completion, production and midstream operations
- commenced construction on five natural gas fueling stations

*Supply cost is defined as the flat NYMEX natural gas price that yields a risked internal rate of return of 9 percent after tax: does not include land costs.

**We are rising to the challenge of sustaining our business success and increasing the value of every Encana share in a low natural gas price environment through capital discipline, risk management and by applying technology, efficiency and innovation to our resource play hub production model.**

With our enormous resource potential in many of North America's most prolific natural gas resource plays, we will continue to grow the reserves and productive capacity of our diverse and abundant portfolio of opportunities.

Our goal is to be the highest-growth, lowest-cost senior natural gas producer in North America. By accelerating production growth from our high-quality, low-cost resource base, establishing joint venture investments and building demand for natural gas, we are pursuing the greatest value proposition for our shareholders.

**I invite you to take a closer look.**

**Randy Eresman**
President & CEO
Encana Corporation

## TAKE A CLOSER LOOK AT THE BENEFITS OF NATURAL GAS

# 65%

LESS $CO_2$ EMISSIONS THAN COAL PER KILOWATT HOUR

THE **CLEANEST-BURNING** FOSSIL FUEL

- 25 percent less $CO_2$ emissions than oil
- particulates from combustion 90 percent lower than oil and 99 percent lower than coal

# 1/3

LESS EXPENSIVE THAN GASOLINE AT THE PUMP

**AFFORDABLE** NATURAL GAS

- 15 to 30 percent less expensive than diesel

# $450

BILLION VALUE ADDED TO CANADIAN AND U.S. ECONOMIES*

A **DOMESTIC** RESOURCE

- up to 35,000 jobs created with every 1 percent increase in North American natural gas production
- estimated $160 billion improvement in foreign trade balance if natural gas displaces foreign oil for transportation

# 100

YEARS OF CURRENT SUPPLY IN NORTH AMERICA AT CURRENT CONSUMPTION RATES

AN **ABUNDANT** RESOURCE

- a secure, made-in-North America energy solution

# REDUCED EMISSIONS

BY CONVERTING LARGE TRUCKING FLEETS TO NATURAL GAS

**FUELING** A TRANSPORT PARADIGM

- Canadian federal report recommends expanded natural gas use across medium- and heavy-duty transportation sectors
- Colorado state grants supporting infrastructure to accelerate market for compressed natural gas

# 2024

THE YEAR NATURAL GAS IS FORECAST TO BE THE LEADING SOURCE OF ENERGY (ALBERTA ELECTRIC INDUSTRY MARKET STUDY)

CLEAN ENERGY FOR THE **POWER INDUSTRY**

- Colorado legislation designed to replace coal with natural gas in aging generation units

*IHS Global Insight: September 2009 – The Contributions of the Natural Gas Industry to the U.S. National and State Economies; February 2010 – The Contributions of the Natural Gas Industry to the Canadian National and Provincial Economies



# *Where courtesy is more than common.*

Being a good neighbour in the communities where we work and live is more than just a best practice – it stems from our knowledge that actions speak louder than words. Our social licence to operate depends on working with stakeholders in a transparent, honest and respectful way by listening and responding to feedback. Recent community surveys indicated over 80 percent of residents believe our landowner respect program, Courtesy Matters, is working. **Take a closer look. We are Encana.**

Learn more about natural gas and Encana at **www.encana.com**



*take a closer look*

# DIVERSIFYING OUR **RESOURCES**
## / KEY RESOURCE PLAYS

**TOTAL COMPANY**
/ NORTH AMERICA

**1P** / 14.3  **1C** / 20.0

✿ / 3,321  ◻ / 11,736  ◯ / 25,000

**GREATER SIERRA**
**(includes Horn River)**
BC / CANADA

**1P** / 1.3  **1C** / 3.5

✿ 236 / ◻ 1,809 / ◯ 1,100

**CUTBANK RIDGE**
**(includes Montney)**
AB / BC / CANADA

**1P** / 1.8  **1C** / 4.6

✿ 401 / ◻ 1,133 / ◯ 1,700

**BIGHORN**
AB / CANADA

**1P** / 1.0  **1C** / 0.6

✿ 239 / ◻ 488 / ◯ 600

**COALBED METHANE**
AB / CANADA

**1P** / 1.9  **1C** / 1.7

✿ 317 / ◻ 2,100 / ◯ 15,300

**JONAH**
WY / UNITED STATES

**1P** / 2.0  **1C** / 0.2

✿ 559 / ◻ 120 / ◯ 700

**PICEANCE**
CO / UNITED STATES

**1P** / 1.6  **1C** / 1.4

✿ 458 / ◻ 840 / ◯ 1,800

**FORT WORTH**
TX / UNITED STATES

**1P** / 0.9  **1C** / 0.7

✿ 124 / ◻ 55 / ◯ 700

**EAST TEXAS**
TX / UNITED STATES

**1P** / 0.7  **1C** / 1.4

✿ 348 / ◻ 230 / ◯ 300

**HAYNESVILLE**
TX /LA / UNITED STATES

**1P** / 1.8  **1C** / 4.8

✿ 303 / ◻ 350 / ◯ 1,500

**1P** / Proved Reserves (Tcfe)
**1C** / Economic Contingent Resources (Tcfe)
✿ / 2010 Average Production (MMcfe/d)
◻ / Net Acres (Thousands)
◯ / Drilling Inventory Net Wells (based on 1P + 1C)

As at December 31, 2010

---

*Despite a year of challenging prices, 2010 marked great progress towards Encana's pursuit of becoming North America's leading, high-growth, low-cost senior natural gas producer.*

CEO'S MESSAGE  /4

CHAIRMAN'S MESSAGE  /8

*Encana is committed to attaining the highest standards of transparent reporting and accountability.*

WHY INVEST IN ENCANA  /12

*With its enormous inventory of low-cost, undeveloped resources, Encana believes it can be the highest-growth, lowest-cost senior natural gas producer in North America.*

*Resource play hubs are an innovative and efficient production model tailor-made to reduce natural gas production costs and environmental impact.*

A CULTURE OF INNOVATION  /21






# LEADING
TECHNOLOGY

"We like Encana's management and employees' strong technical and economic focus throughout the process of finding and developing hydrocarbons. The benefits show up in early entries to the best North American gas plays, Encana's low cost structure, and focus on maximizing its asset value."

**Andrew Fairbanks**
Director, Canadian Energy Research
Bank of America Merrill Lynch



downward step-change in production costs

improved drilling practices

improved completions practices

Encana continues to solidify its presence in several of the most exciting shale and tight gas plays in North America: the Haynesville in Louisiana and Texas, Horn River in British Columbia and Montney in Alberta and British Columbia.

# DRIVING FUTURE GROWTH

## HAYNESVILLE SHALE / TX / LA

350,000
NET ACRES

303
MMcfe/d 2010 AVERAGE DAILY PRODUCTION

1,500
WELL INVENTORY (1P + 1C)

Having completed the majority of its land retention program in 2010, Encana holds 350,000 net acres in the heart of this exciting play. In 2011, it is expected that the majority of Haynesville development activity will focus on maximizing natural gas recovery by establishing resource play hubs.

## HORN RIVER SHALE / BC

264,000
NET ACRES

29
MMcfe/d 2010 AVERAGE DAILY PRODUCTION

600
WELL INVENTORY (1P + 1C)

With more than 250,000 net acres in the Horn River, Encana believes it has an industry-leading position in this play. Without any land retention concerns, the company can immediately begin optimization work with resource play hub operations and infrastructure development.

## MONTNEY TIGHT GAS / BC / AB

693,000
NET ACRES

274
MMcfe/d 2010 AVERAGE DAILY PRODUCTION

1,600
WELL INVENTORY (1P + 1C)

Since entering the Montney eight years ago, Encana has improved cost structures by leveraging technology and optimizing the development process. With 2010 average supply costs of approximately $3 per Mcf, the Montney is one of Encana's most economic plays and its evolution is an excellent analogy for what Encana expects to achieve throughout its portfolio.

As at December 31, 2010



# VAST HIGH-QUALITY **PORTFOLIO**

Encana has built one of the largest, low-cost, contiguous land positions in many of North America's best resource plays.

### BIGHORN / AB

This tight gas, multi-zone stacked cretaceous play produces primarily sweet, liquids-rich natural gas. Although historical development focused on drilling vertical wells, Encana has had success extracting significant additional volumes by supplementing existing well locations with horizontal wells.

### COALBED METHANE (CBM) / AB

Encana's CBM play integrates the Horseshoe Canyon Coals with shallower sands. Approximately 75 percent of the total net acreage landholdings are owned in fee title, which means the mineral rights are held by Encana in perpetuity and mineral taxes are generally less than the Crown royalty.

### CUTBANK RIDGE / BC / AB

Encana's focus in this tight gas reservoir is on long-term growth using the latest extraction technology to produce gas from the Montney, Cadomin and Doig geological formations.

### GREATER SIERRA / BC

The focus in Greater Sierra is development of the Jean Marie formation and Horn River Basin. Encana began implementing multi-lateral horizontal drilling, resulting in increased well performance and improved cost structures.

### EAST TEXAS / TX / LA

This tight gas, multi-zone play targets the Bossier and Cotton Valley zones and requires careful application of technology to unlock the gas.

### FORT WORTH / TX

This resource play stretches underground across a 15-county area and includes the Barnett Shale in the Fort Worth Basin. Encana applies horizontal drilling and multi-stage reservoir stimulation to improve performance in this play.

### PICEANCE / CO

The Piceance Basin is characterized by thick natural gas accumulations primarily in the Williams Fork formation. Encana has recently initiated the evaluation phase of the Niobrara formation, a thick shale predominant throughout the basin.

### JONAH / WY

Producing from the Lance formation, wells in the Jonah field are stimulated with multi-stage advanced hydraulic fracturing techniques. Historically, Encana's operations were conducted in the over-pressured core portion of the field; however, in 2008, Encana began developing the adjacent normally pressured Lance (NPL). Long-term development plans for the NPL estimate as many as 3,500 wells to be drilled over a 10-year period.

### DEEP PANUKE / NS

Located on the Scotian Shelf approximately 250 kilometres (156 miles) southeast of Halifax, the Deep Panuke project involves offshore drilling pad and pipeline facilities installation to produce and process natural gas from the Deep Panuke field.





# SOLID
## FINANCIAL PERFORMANCE

"We continue to look upon Encana as one of the best managed independents, with superior execution capability and the best real estate on the block."

**Greg Pardy**
Managing Director, Co-head,
Global Energy Research
RBC Capital Markets

life cycle
approach
to portfolio
management

strong
investment
grade
credit rating

balancing
growth and
financial
flexibility



# STRONG FINANCIAL PERFORMANCE

Operationally and financially, Encana is able to adapt to the challenges and opportunities that come its way, all with the overriding goal of preserving value for its shareholders.



**CAPITAL**

Marketing & Corporate 2%

Canadian Division 46%

USA Division 52%

**Total $4.8 Billion**

For the year ended December 31, 2010.

**PRODUCTION**

Canadian Division 42%

USA Division 58%

**3.3 Bcfe/d**



**LAND**

USA Division 22%

Canadian Division 78%

**11.7 Million Net Acres**

## 2010 RESULTS

**3,321**
MMcfe/d PRODUCTION

**$4,439**
MM CASH FLOW

**$1.07**
PER Mcfe OPERATING AND G&A COSTS

**$0.80**
ANNUAL COMMON SHARE DIVIDEND

**2.7%**
2010 YEAR-END DIVIDEND YIELD

**31%**
DEBT TO CAPITALIZATION

## PROVEN TRACK RECORD / LOWERING COST STRUCTURES

Over the last three-year period, Encana has demonstrated a 25 percent reduction to its capital weighted portfolio average supply cost. With further efficiency gains and continued high-grading, the company is targeting further reductions to approximately $3 per Mcf over the next 3 to 5 years.

$/Mcf

**2008** $4.69
**2009** $4.26
**2010** $4.05
**2011F** $3.60

2011F represents initial projections.

Maintaining flexibility and capital discipline are key elements of Encana's business strategy. The company continues to focus its capital spending on its highest-growth and highest-margin opportunities, all while further increasing efficiencies.

# SUSTAINABLE FUTURE STRATEGY

Infusing every element of Encana's growth plans is an innovative, value-driven corporate culture focused on maximizing margins by increasing operational efficiencies and continually striving to be one of the lowest-cost producers in the industry.

### 1. OPPORTUNITY-RICH

With more than 11.7 million net acres of land in many of North America's most active natural gas basins, Encana has a vast, high-quality asset base with over 20 years of drilling locations on existing lands. Encana believes that given the significant size and quality of its assets, the greatest value proposition for shareholders is to accelerate recognition of the value of these assets by delivering a sustainably higher growth rate.

### 2. LOW-COST FOCUS

Encana's vision is to be the highest growth, lowest-cost senior natural gas producer in North America. The company's ability to achieve growth is supported by its existing low-cost structure and its firm commitment to continue to drive costs down. For 2010, Encana's corporate supply cost was $4.05 per Mcf.

### 3. CAPITAL DISCIPLINE

Throughout this lower natural gas price environment, Encana has continued to maintain a strong balance sheet with $5.1 billion available under unused, committed bank credit facilities at year-end 2010. Management stewards the company to have a debt to capitalization of less than 40 percent and a debt to adjusted EBITDA of less than 2.0 times. All of Encana's outstanding debt at year-end 2010 was composed of long-term, fixed rate debt, with an average remaining term of about 13 years. All of these factors work together to help maintain the company's investment grade credit ratings.

### 4. CULTURE OF INNOVATION

The fourth competitive advantage that supports Encana's strategy is its people and its culture of innovation. Encana is always looking for new ways to conduct its business, to leverage technology and to share learnings. It will continue to be a leader in the development of innovative solutions that will help lower its cost structures.

### 5. NATURAL GAS DEMAND INITIATIVES

Encana's Natural Gas Economy team's mission is to establish natural gas as the foundation of North America's energy portfolio. This advocacy-focused team works closely with industry and government to develop initiatives in the areas of transportation, power generation and liquified natural gas (LNG) export that are expected to lead to increased demand for clean-burning natural gas.



take a closer look

# FINANCIAL AND OPERATING PERFORMANCE

/ YEAR-END HIGHLIGHTS

## FINANCIAL HIGHLIGHTS

| (US$ millions, except per share amounts) | 2010 | 2009 (1) |
|---|---|---|
| Revenues, Net of Royalties | **8,870** | 6,732 |
| Cash Flow (2) | **4,439** | 5,021 |
| Per Share – Diluted | **6.00** | 6.68 |
| Net Earnings | **1,499** | 749 |
| Per Share – Diluted | **2.03** | 1.00 |
| Operating Earnings (2) | **665** | 1,767 |
| Per Share – Diluted | **0.90** | 2.35 |
| Total Capital Investment | **4,773** | 3,755 |
| Net Acquisition and Divestiture Activity | **(150)** | (815) |
| Net Capital Investment | **4,623** | 2,940 |
| Dividends Per Common Share | **0.80** | 0.80 |
| Dividend Yield (%) (3) | **2.7** | 2 |
| Debt to Capitalization (%) (2) | **31** | 32 |
| Debt to Adjusted EBITDA (times) (2) | **1.4** | 2.1 |
| Debt to Proved Developed Reserves ($/Mcfe) (2)(4) | **1.04** | 1.14 |

(1) Reflects Pro Forma results. See Pro Forma information on page 74.
(2) Non-GAAP measures as referenced in the Advisory on page 72.
(3) Based on NYSE closing price at year-end.
(4) Based on forecast prices and costs, after royalties case.

## OPERATIONAL HIGHLIGHTS

| After Royalties | 2010 | 2009 (1) |
|---|---|---|
| Production | | |
| Natural Gas (MMcf/d) | | |
| Canada | **1,323** | 1,224 |
| USA | **1,861** | 1,616 |
| Total Natural Gas (MMcf/d) | **3,184** | 2,840 |
| Oil & NGLs (bbls/d) | | |
| Canada | **13,149** | 15,880 |
| USA | **9,638** | 11,317 |
| Total Oil & NGLs (bbls/d) | **22,787** | 27,197 |
| Total Production (MMcfe/d) | **3,321** | 3,003 |
| Reserves (2) | | |
| Year-End Reserves (Bcfe) | **14,335** | 12,774 |
| Net Reserve Additions (Bcfe) | **3,074** | 1,857 |
| Production Replacement (%) | **254** | 169 |
| Reserve Life Index (years) | **11.8** | 11.7 |

(1) Reflects Pro Forma results. See Pro Forma information on page 74.
(2) 2009 results after royalties, before price related revisions employing constant prices and costs. 2010 results after royalties, employing forecast prices and costs.

For additional information on reserves reporting protocols, see page 73.

**Advisory**

Encana reports in U.S. dollars unless otherwise noted. Production, sales, reserves and economic contingent resources estimates are reported on an after royalties basis, unless otherwise noted. Certain information regarding the company and its subsidiaries set forth in this document including management's assessment of the company's future plans and operations, may constitute forward-looking statements or forward-looking information under applicable securities laws and necessarily involve risks and uncertainties associated with future events. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements or information. For further details see the Advisory on page 72 of this document.

This document contains references to measures commonly referred to as non-GAAP measures, such as cash flow, cash flow per share – diluted, free cash flow, operating earnings, operating earnings per share – diluted, adjusted EBITDA, debt, net debt and capitalization. Additional disclosure relating to these measures is set forth on page 72 in the Advisory.

See also our Endnotes on page 135 for certain defined terms used in this Annual Report.

*Natural gas is the North American solution for a secure energy future, a common sense, economic alternative for transportation and power generation.*



THE NATURAL GAS ECONOMY /30

RESPONSIBLE DEVELOPMENT /38

*Encana's commitment to responsible development means investing in communities where it operates, protecting people's health and safety and minimizing environmental impact.*



MANAGEMENT'S DISCUSSION AND ANALYSIS /45

*Encana is committed to the key business objectives of maintaining financial strength, optimizing capital investments and continuing to pay a stable dividend to shareholders.*



*Encana maintains a strong balance sheet and is committed to being a low-cost producer.*

FINANCIALS /78



relentless pursuit of lowering cost structures
increasing the value of each Encana share
technological and operating efficiencies
the natural gas economy

PRESIDENT & CEO
**RANDY** ERESMAN

*take a closer look*

# ABUNDANT **OPPORTUNITIES**

/ CEO'S MESSAGE

In our first year as a pure-play natural gas producer, we concentrated our efforts on two core objectives: efficiently achieving our financial and operational goals for 2010 and accelerating the value recognition of our enormous resource potential – the foundation for generating long-term value for every Encana share.

I am pleased to report that we very successfully accomplished our 2010 goals, and we made significant progress accelerating the value recognition of our asset base on the road towards our long-term objective of becoming North America's leading, high-growth, low-cost senior natural gas producer.

## STRONG 2010 PERFORMANCE DURING A YEAR OF CHALLENGING PRICES

2010 continued to provide clear evidence of how much has changed in the world of natural gas. The revolutionary technical breakthroughs of recent years again delivered abundant supplies of natural gas to market at a time when the global and North American economies struggled to recover from a nagging recession. This resulted in natural gas prices that remained weak, averaging about $4.40 per Mcf – levels that we believe are unsustainable in the long term. Despite these persistent economic challenges, our teams achieved superior performance by efficiently delivering production per share growth of 12 percent and replacing more than 250 percent of our 2010 production. Proved reserves increased 12 percent to 14.3 Tcfe, a natural gas storehouse that represents close to 12 years of supply based on 2010 production rates. Financially, Encana generated cash flow of about $4.4 billion, or $6 per share, supported by commodity price hedges that resulted in realized hedging gains for 2010 of about $810 million after tax. Operating earnings for 2010 were $665 million, or 90 cents per share. Beyond our drive to grow production

## ENCANA 2010 HIGHLIGHTS

**Financial**
- cash flow of approximately $4.4 billion, or $6 per share
- operating earnings of $665 million, or $0.90 per share
- capital investment, excluding acquisitions and divestitures, of $4.8 billion

**Operating**
- total production of 3.3 Bcfe/d
- total natural gas production of 3.2 Bcf/d
- oil and NGL production of 23,000 bbls/d
- operating and administrative costs of $1.07 per Mcfe

**Reserves / before price revisions**
- proved reserves of 14.3 Tcfe
- added 3.1 Tcfe of proved reserves, compared to production of 1.2 Tcfe, for a production replacement of more than 250 percent
- proved reserves life index of approximately 12 years

For additional information on reserves reporting protocols, see page 73.

and reserves, we continued our relentless pursuit of lower costs, achieving a very competitive supply cost of about $4 per Mcf, and we are confident we can continue to lower production costs as all of our teams are now targeting a supply cost of about $3 per Mcf, based on 2010 cost structures, over the next three to five years. We define supply cost as the flat NYMEX natural gas price that yields an internal rate of return of 9 percent after tax, and does not include land costs. It is the prime financial measure and threshold for determining which projects we will fund to grow production and reserves. Our focus on increasing efficiency and reducing cost has a solitary goal – maximizing the margins we earn on all production. When we win the drive to be the lowest-cost producer, we sustain our business throughout all stages in the supply-demand price cycle. Our 2010 results illustrate our continued focus on capital discipline, operational excellence, risk management and a relentless pursuit of lowering cost structures and maximizing margins.

## WELL-DEFINED AND DISCIPLINED PURSUIT OF LONG-TERM VALUE CREATION

The key to financial and operating success in this highly competitive natural gas environment, and the recipe for long-term value creation, resides in a series of disciplined practices that are the focus of everyone at Encana. Our strategies and operations are intensely researched, tested, detailed and intricate. That is why the theme of our Annual Report this year invites you to Take A Closer Look at all that we do in pursuit of success and leadership in every aspect of our business. In the pages that follow, I invite you to read this comprehensive overview of the meticulous and rigorous steps we are taking in pursuit of being North America's best natural gas producer.

## ENORMOUS RESOURCE POTENTIAL – FOUNDATION FOR VALUE CREATION

First, our high-quality asset base. In March 2010, we redefined Encana, providing to investors extensive detail on the huge potential of our natural gas reserves and resources. We outlined how we are in an ideal position to continue to accelerate our production growth even during a period when the market is abundantly supplied with natural gas. We know very well how plentiful natural gas has become in North America, which means that we also know that our key to success is to be the lowest-cost producer in the continent. The size and depth of our natural gas reserves and resources is our long-term bank account of value. It is the foundation for how we create value. On pages 12 - 15, we outline why our resource foundation alone is a compelling reason to invest in Encana. The Gold Standard story showcases how independent evaluators have judiciously defined the size and depth of our natural gas reserves and resources, an inventory that taps some of North America's most prolific sedimentary basins from northern British Columbia, through Alberta, Wyoming, Colorado and Texas to Louisiana. This high-quality asset base provides us with more opportunities than we have capital to invest, which leads to how we decide which projects we fund.

## MAKING THE BEST INVESTMENT DECISIONS

With the new reality of natural gas abundance in North America, there's a level of competitiveness that we have not seen in years. What's not new is our commitment to capital and financial discipline – our process for deciding which projects we will fund. Because we have a wealth of high-growth opportunities, our business units compete internally for capital to fund a diverse and high-quality portfolio of projects for the year ahead, and for the long term. It's not unlike how people manage their own portfolio of financial opportunities. We all have choices on where to invest our money. On pages 16 - 17, we explain our life-cycle approach to investing in a suite of opportunities that generates strong returns and creates value for the long term.

## FINANCIAL AND CAPITAL STEWARDSHIP, DISCIPLINED RISK MANAGEMENT

In this persistent environment of low natural gas prices, financial stewardship is of utmost importance. We will not pursue growth at any cost. Our moderated growth plan for 2011 reflects the reality of current prices and our disciplined approach. On pages 18 - 19, our Chief Financial Officer Sherri Brillon answers the tough financial questions on our guidelines for maintaining the financial strength of our balance sheet, our company's approach to paying an attractive dividend and when we choose to purchase shares, plus details on how to compare key accounting rules when measuring our financial performance against our U.S. peers and why we focus on operating earnings rather than net earnings.

## RELENTLESS PURSUIT OF LOWERING COSTS

Efficiency and optimization are at the core of our approach to business. Everyone in the company is charged with finding ways to produce more natural gas with less effort, energy and investment, to reduce our impact on the environment and to continually innovate with every step we take in our processes. The technical evolutions we have experienced in natural gas development over the past five years alone have redefined how we are doing our work. Through pages 21 - 28 we define our Culture of Innovation, a creative way of working that infuses all we do at Encana.

**The resource play hub**

The resource play hub is Encana's disciplined approach to move resource plays into commercial production in a repeatable, transferable manner using enterprise-wide collaboration and yielding consistently reduced costs, and improved safety and environmental performance.

In past, you may have heard us speak about our gas factory operations and our manufacturing approach to development. In the same way that our practices, operations and technologies evolve, so do the names we place on them. How we produce natural gas is a complex and integrated process that involves thousands of incremental steps, operational and engineering augmentations that each offer our staff new opportunities to improve, invent and do better next time. For every creative and efficient solution we develop and repeat across our operations, we increase efficiency. That is the focus of what we call our resource play hub, the evolved name for our core production complex and a way of working that strives to reduce operating and capital costs while continually improving efficiencies to maximize the margins on every molecule of natural gas we produce. To really understand Encana, one must examine the productive intricacies of our resource play hubs and the relentless mindset of continuous improvement that permeates our culture of innovation.

## THE COMMON SENSE ALTERNATIVE FUEL

This is the second year we have designed our Annual Report like a news magazine, and the reason is because there's plenty of compelling news to report. Given North America's newly discovered natural gas abundance, the greatest question for society is how do we capitalize on this clean, affordable and versatile fuel? On pages 30 - 36 we define the numerous benefits of the common sense alternative fuel – natural gas. While methane has long heated many of our homes, there are so many other uses that make more sense than ever, primarily generating electricity and fueling our vehicles. This fuel is very competitive economically and it generates lower emissions, 25 to 50 percent lower than gasoline for vehicles and coal for electricity respectively. Natural gas is the common sense energy solution for fleet vehicles, transportation, power generation and a variety of other uses. At Encana, we are putting natural gas to work wherever we can. We now have 10 of our drilling rigs fueled by natural gas. In the field, we have about 50 of the 1,000 vehicles in our fleet running on natural gas, and we're planning to convert them all. We built and opened our first natural gas fueling station in Red River Parish, Louisiana and have four others in development. We are also working with public policy-makers to help make it easier for power companies to generate electricity from natural gas rather than coal, and we're inviting municipalities to follow the lead of cities like Los Angeles, where the last diesel bus was recently retired because 99 percent of the city's 2,228 transit buses run on compressed natural gas.

## RESPONSIBLE AND SAFE IN ALL WE DO

The front end of our Annual Report concludes with an update on how we contribute to the communities where we operate. We help build capacity by providing educational sponsorships to high school students pursuing resource science professions, investing in environmental education and supporting the next generation of Aboriginal leaders. In 2010, we streamlined how we manage our environment, health and safety practices with the launch of Ethos, a management system that guides our measurement and assessment of safeguarding our people and our environment. Our safety focus is paying dividends as last year we

### Competitive Advantages

**Opportunity-Rich**
- North American portfolio of natural gas assets
- history of entering plays early and leveraging technology to unlock resources
- tremendous reserves and economic contingent resources base

**Low-Cost Focus**
- among the lowest-cost structures in natural gas industry
- leveraging scale and efficiencies across operations

**Capital Discipline**
- disciplined approach to capital spending and financial stewardship
- strong corporate governance

**Culture of Innovation**
- innovative and comprehensive knowledge-sharing

achieved the best safety results to date, recording our lowest injury rate in Encana's history. While we can tell you about how we've operated responsibly, a true measure is independent assessment. For the fifth year in a row, Encana was named to the Dow Jones Sustainability World Index and we earned the title of "sustainability leader" in the oil and gas industry.

As we look to 2011 and natural gas prices remain at levels we believe are below the average cost to add new production, our daily focus remains squarely on the things we can manage: costs, operational efficiency, risk mitigation and pursuing innovative ways to accelerate the value recognition of our resource potential. Over the past few years we have entered into about 60 agreements with U.S. and Canadian companies looking to earn healthy returns by investing in projects that step up the development of our resource potential. These joint ventures increase project returns, shorten the timeline for resource development and lower our economic and project execution risk. They are the kinds of transactions that illustrate the acceleration of value recognition that we are pursuing. We invest shareholders' savings and business partners' capital to deliver long-term, sustainable value in every Encana share and every Encana community.

In closing, my thanks go to our Board of Directors for its wise and prudent leadership during our inaugural year as a pure-play natural gas producer. I also extend my appreciation for the dedication, innovative leadership and accomplishments of our management teams, employees and contractors in 2010. We've established a vast foundation that's burgeoning with resource potential and opportunity, one that I'm confident our people will ambitiously develop as we continue to pioneer and deliver sustainable value creation for many years ahead.

**Randy Eresman**

President & Chief Executive Officer
Encana Corporation
March 4, 2011

# Innovatively putting our resources into play.

Our resource play hub approach to natural gas production reduces costs on two fronts. First, with a disciplined approach to managing surface logistics it helps reduce our operating and capital costs – and increases value for our shareholders. Secondly, by bringing together our land, technology and people in a focused effort, the resource play hub reduces our operational footprint – lessening impact on the environment and enhancing sustainability. **Take a closer look. We are Encana.**



Learn more about natural gas and Encana at **www.encana.com**

CHAIRMAN OF THE BOARD

DAVID O'BRIEN



*take a closer look*

# ACCOUNTING TO OUR SHAREHOLDERS

/ CHAIRMAN'S MESSAGE

Encana remains steadfastly committed to strong corporate governance and corporate responsibility practices – principles and policies that successfully guided the company through a year marked by further uncertainty in commodity prices and major changes in the natural gas industry.

As Chairman of the Board, I have a responsibility to lead the Board of Directors in ensuring that Encana creates maximum long-term value from its vast, high-quality inventory of natural gas resources. I also have the responsibility to ensure that investors and other stakeholders have confidence in Encana, its financial performance, ability to do its job in the safest possible manner, and that its corporate governance practices and policies are effective in assessing and mitigating potential risks and the impacts arising from its activities.

Encana fully complies with all applicable regulatory requirements and we are committed to attaining the highest standards of transparent reporting and accountability that these requirements represent. It goes without saying that good corporate governance and corporate responsibility practices benefit Encana's business and enhance shareholder value.

At Encana corporate governance and corporate responsibility programs are aligned and integrated; they have a common objective – enhancing stakeholder confidence that Encana operates in compliance with securities, environmental and other laws while at the same time operating ethically, responsibly and as a good neighbour and corporate citizen.

Encana was recognized for its leadership in this area once again this past year with a number of awards and accolades. We are very proud of these achievements. However, we are committed to continually evaluating and enhancing our corporate governance practices.

In 2010, Encana significantly updated its Corporate Responsibility Policy. Recognizing their importance, the Board of Directors also approved new stand-alone environment and health and safety policies. These policies and data measuring Encana's corporate responsibility performance can be viewed at www.encana.com.

In the past year, Encana's Board of Directors also approved a plan to include a non-binding advisory vote by shareholders at the 2011 annual general meeting on the subject of executive compensation, often called "say on pay", which gives shareholders an opportunity to provide feedback on Encana's approach to executive compensation.

Encana's Board of Directors is committed to monitoring environmental performance to ensure the company complies with or exceeds environmental laws and regulations and it participates with governments and industry in providing input into regulatory development. We recognize that responsible environmental practices contribute to long-term shareholder value creation. Encana continues to strive to reduce emissions intensity, responsibly source, handle and dispose of water, and increase efficiencies in its operations as it advances opportunities and practices aimed at increasing the use of natural gas as a cleaner energy source.

All of these measures, in concert with Encana's corporate strategy, continued capital discipline and prudent risk management, are aimed at increasing shareholder value.

Since the split of Encana in 2009, which resulted in the company's transition into a pure-play natural gas company, we have reconstituted the Board of Directors. Three directors are women who have built highly credible careers in the energy sector and four of the 10 outside directors bring comprehensive U.S. expertise and knowledge, backgrounds that reflect the diverse demands of Encana's North American operations. We believe that we have created a Board of Directors with a broad range of skills and experience to fulfill its role in both overseeing management and providing solid advice and counsel.

In closing, my thanks go to our Board of Directors for its steadfast dedication and leadership during Encana's inaugural year as a pure-play natural gas producer. I also express my appreciation to Encana's management, employees and contractors for their strong performance during a year marked by continued challenges. Our company is well positioned to meet these challenges in 2011 and beyond.

On behalf of the Board of Directors,

**David P. O'Brien**
Chairman of the Board
Encana Corporation



# STRONG
## LEADERSHIP
### / OUR EXECUTIVE AND BOARD

---

### Executive Officers

**Randy Eresman** / President & Chief Executive Officer
Named Encana's Chief Operating Officer in 2002, Randy became President & Chief Executive Officer of Encana on January 1, 2006. He is also a member of Encana's Board of Directors.

**Sherri Brillon** / Executive Vice-President & Chief Financial Officer
Responsible for treasury, tax, financial risk and risk reporting, internal audit and Sarbanes-Oxley compliance, portfolio management, strategic and corporate planning, and legal and corporate secretarial, Sherri has been named on Canada's Most Powerful Women: Top 100 over the past four years.

**Mike Graham** / Executive Vice-President (*President, Canadian Division*)
Responsible for Encana's Canadian Division, including key resource plays; Greater Sierra in British Columbia, Cutbank Ridge in British Columbia and Alberta, Bighorn and Coalbed Methane in Alberta, as well as Encana's Deep Panuke project in Atlantic Canada.

**Bob Grant** / Executive Vice-President, Corporate Development, EH&S and Reserves
Responsible for ensuring consistency of processes for Encana's acquisitions and divestitures, as well as business development, reserves assessment, competitor analysis, corporate environment, health & safety, and corporate responsibility.

**Eric Marsh** / Executive Vice-President, Natural Gas Economy (*Senior Vice-President, USA Division*)
Responsible for pursuing the development of expanded natural gas markets in North America, including involvement in government and regulatory relations to expand these markets. Eric also acts as alternate and delegate to the USA Division President.

**Mike McAllister** / Executive Vice-President (*Senior Vice-President, Canadian Division*)
Responsible for the Canadian Deep Basin Business Unit, which includes two of Encana's key resource plays: Cutbank Ridge in British Columbia and northwest Alberta and Bighorn in west central Alberta. Mike also acts as alternate and delegate to the Canadian Division President.

**Bill Oliver** / Executive Vice-President & Chief Corporate Officer
Responsible for human resources, communications, investor relations, media relations, community involvement, information technology and administrative services, including THE BOW building project.

**Bill Stevenson** / Executive Vice-President & Chief Accounting Officer
Responsible for company-wide corporate comptrollership and accounting functions within Encana, including financial and management reporting, accounting research and accounting systems.

**Jeff Wojahn** / Executive Vice-President (*President, USA Division*)
Responsible for all of Encana's upstream exploration and production activities in the United States, which includes Encana's key resource plays at the Jonah field and the Piceance Basin in the U.S. Rockies, and the Fort Worth and East Texas Basins in the state of Texas and the Haynesville Shale in Louisiana and Texas.

**Renee Zemljak** / Executive Vice-President, Midstream, Marketing & Fundamentals
Responsible for positioning Encana as a natural gas supplier of choice, maximizing the company's netback prices and optimizing the profitability of the company's midstream assets.

### Board of Directors

**David O'Brien, O.C.**
David O'Brien is Chairman of Encana's Board of Directors and also serves as Chairman of the Board of Royal Bank of Canada and is a director of Molson Coors Brewing Company, TransCanada Corporation and Enerplus Corporation, as well as several other private energy-related companies.

**Randy Eresman**
Randy Eresman is President & Chief Executive Officer of Encana Corporation.

**Peter Dea**
Peter Dea is President & Chief Executive Officer of Cirque Resources LP.

**Claire Farley**
Claire Farley is the co-founder of RPM Energy LLC and is also a director of FMC Technologies, Inc.

**Fred Fowler**
Fred Fowler is a Corporate Director and is the Chairman of Spectra Energy Partners, LP.

**Barry Harrison**
Barry Harrison is a Corporate Director and independent businessman. He is the Chairman of the Board of The Wawanesa Mutual Insurance Company and its related companies.

**Suzanne Nimocks**
Suzanne Nimocks is a Corporate Director and serves as a director of Rowan Companies, Inc. and ArcelorMittal.

**Jane Peverett**
Jane Peverett is a Corporate Director and serves as a director of Canadian Imperial Bank of Commerce, Northwest Natural Gas Company, B.C. Ferry Authority and Associated Electric & Gas Insurance Services Limited.

**Allan Sawin**
Allan Sawin is President of Bear Investments Inc. and serves as a director of a number of private companies.

**Bruce Waterman**
Bruce Waterman is Senior Vice-President, Finance & Chief Financial Officer of Agrium Inc.

**Clayton Woitas**
Clayton Woitas is Chairman & Chief Executive Officer of Range Royalty Management Ltd. and serves as a director of NuVista Energy Ltd. and Enerplus Corporation as well as several private energy-related companies and advisory boards.

*take a closer look*

# REPORTING
# **RESPONSIBLY**
## / TO OUR SHAREHOLDERS



### PRODUCTION OF
### THIS REPORT

This publication is printed on FSC-certified paper, made of at least 10 percent post-consumer waste. The two inserts are printed on paper made with 100% post-consumer recycled fibre.

The cover paper, along with pages 1-44, were manufactured using natural gas for 10 percent of the manufacturer's total energy needs.

The Management's Discussion and Analysis and the Financial Statements are printed on a paper manufactured in a plant that uses natural gas to fuel the large dryers needed to dry the coating applied to the paper, and as the primary fuel for its boilers.

Printing took place at Blanchette Press, which uses natural gas as the source of energy for the furnace that heats its 28,000 square-foot building, housing all its manufacturing and administration operations.

Because of these choices, production of this report:

> avoided close to seven tons of greenhouse gas emissions

> saved over 62,000 gallons of water

> reduced solid waste by close to 3,750 pounds

### ADVISORY / PAGE 72

Encana reports in U.S. dollars unless otherwise noted, and discloses reserves data in accordance with Canadian securities regulatory requirements and select supplemental disclosure in accordance with the U.S. regulatory reporting requirements. For further details please see the Advisory regarding Reserves Data and Oil and Gas Information on page 73.

### WEB/MEDIA LINKS

In this report you will see this 'link' icon, which represents websites you can visit to find out more information on the topic being discussed.

### FEEDBACK

**What do you think of our Annual Report?**

Please take a few minutes to provide your feedback through our online survey on the effectiveness of our Annual Report in sharing information about Encana's strategy, assets and performance. Your input will be used to guide subsequent publications.

Thank you.

www.encana.com/news/2010arsurvey/

### JOIN THE CONVERSATION

Learn more about why natural gas matters to you.

**f**  www.facebook.com/encana

**t**  www.twitter.com/encanacorp

**You Tube**  www.youtube.com/encana

Endnotes can be referenced on page 135.

**aR/10**
VOL / **two** ISSUE / **one**
www.encana.com

Please recycle this publication          Printed in Canada



*take the opportunity*


why
invest
in
encana
a vision for growing shareholder value

**A PURE-PLAY COMPANY** / POSITIONED FOR GROWTH /13

As North America's largest independent natural gas producer, Encana has a very large, geographically diverse, high-quality portfolio of natural gas assets that include some of the lowest-cost producing properties in the industry.



**A DIVERSE PORTFOLIO** / WITH THE RIGHT BALANCE /16

**ANSWERING THE TOUGH FINANCIAL QUESTIONS** / Q & A WITH SHERRI BRILLON /18





**THE GOLD STANDARD** / RESERVES AND RESOURCES REPORTING /14

*www.encana.com/investors/*



# A **PURE-PLAY** COMPANY
## / POSITIONED FOR GROWTH

**As North America's largest independent natural gas producer, Encana has a very large, geographically diverse, high-quality portfolio of natural gas assets that include some of the lowest-cost producing properties in the industry.** These long-life resource plays, which contain a huge inventory of drilling opportunities, allow for large-scale repeatable development programs that deliver predictable and profitable production growth. With its enormous inventory of low-cost, undeveloped resources, Encana believes it can be the highest-growth, lowest-cost, senior natural gas producer in North America. Supported by its tremendous assets – people and resources – the company is focused on increasing the value of each Encana share, and doing it at the lowest cost in the industry.

---

*"Having built a high-quality resource base, the greatest value-creating proposition for our shareholders is to accelerate the value recognition inherent within our undeveloped resources by delivering a sustainably higher growth rate than historically established, and doing so at the lowest possible cost."*

**Randy Eresman**
President & CEO

---

The foundation for a higher growth rate begins with the quality of Encana's resource base. With a huge land position in many of the key North American natural gas resource plays, the company has an advanced understanding of project economics that allows it to strategically invest in assets with industry-leading potential for production growth and value creation. Encana's inventory of drilling opportunities is more than 20 years. The depth and quality of this inventory is so strong that Encana believes the greatest value-creating proposition for its shareholders is to accelerate the monetization of this inventory. "Overall, when we think about creating value for our shareholders, there are a few key components that drive our strategy. The first – which is at the forefront of all our investment decisions – is our focus on reducing costs. The second stems from the basis that we are opportunity-rich. This provides the ability to accelerate the value recognition inherent in our vast inventory very economically," says Randy Eresman.

So how will this be achieved? Encana has a two-pronged approach to accelerate value recognition. One is increasing development pace to reduce the size of its inventory through capital deployment and by moving forward to resource play hub development

mode as quickly as possible. The second is by attracting joint venture partners to leverage Encana's capital investment. Over the past three years, Encana has attracted more than $4 billion in third-party capital. Not only has this facilitated an accelerated pace of development, it has also lowered the overall risk of Encana's portfolio and improved project economics.

---

*"Long-term growth potential for Encana is impressive with the company planning to double production per share in five years (from 2009 base). While the implied 15 percent annual compound annual growth rate is impressive, we believe the long-term growth potential of the company is likely to be restrained as Encana manages around weak gas prices."*

**Tom Driscoll**
Managing Director, Barclays Capital

---

Use of third-party capital allows Encana to lower costs, increase capital efficiencies and bring value forward sooner through increased activity. Joint venture partner funds are being deployed to develop assets that would otherwise remain dormant in the company's inventory for a longer period. "Overall, we're targeting annual joint venture investments of between $1 billion and $2 billion," says Eresman.

Encana's employees share an innovative, value-driven corporate culture focused on maximizing margins by increasing operational efficiencies and continually striving to be the lowest-cost producer. Complementing Encana's

production per share growth plans is a strong dividend yield. In 2010, Encana paid dividends of $0.80 per share which, based on the year-end share price, represents a yield of approximately 2.7 percent. Encana believes this combination of growth and yield provides investors with a compelling investment opportunity.

## FOCUS ON LONG-TERM VALUE CREATION REMAINS PARAMOUNT

"Our strategy is focused on high-growth, low-cost margin maximization as we continue our tradition of maintaining the company's financial strength, applying strict discipline to all capital investment and continually capturing operational efficiencies as we grow production. By accelerating our development pace, we are advancing value recognition of our huge natural gas resource inventory. However, we are mindful that during periods of low prices, we may need to temporarily reel in our growth rate," says Eresman. As evidence of this, Encana's 2011 pace of development balances the company's priorities in responding to near-term uncertainty with continuing investment in long-term capacity to grow production more aggressively. The company's planning focus is to position itself to maintain momentum, controlling the things it can control and reacting to changes in internal and external environments with speed and discipline.

*why invest in encana / because we use*

# THE **GOLD** STANDARD

## / RESERVES AND RESOURCES REPORTING



*"With 100 percent of our reserves and contingent resources externally evaluated by Independent Qualified Reserves Evaluators, Encana is leading the way in reserves and resources evaluation practices with more consistent and comprehensive disclosure."*

**Bob Grant**
Executive Vice-President,
Corporate Development, EH&S & Reserves

**Encana has been busy over the past decade, building one of the largest natural gas resource portfolios in North America. The effort has caused Bob Grant to feel the company is sitting on a wealth of opportunities. His view is bolstered by knowing that Encana employs industry-leading reserves and resources evaluation practices and standards of disclosure.**

Every year, companies are required to report an estimate of their oil and gas reserves. Typically, an external consulting firm is retained to provide an assessment of a company's reported numbers. These assessments occur in a variety of forms, separated by the degree of rigour applied by reservoir evaluation engineers. They are:

- **Process Review** – A consulting firm is retained to review the procedure that an oil and gas firm uses to internally estimate its reserves.
- **Audit** – A consulting firm is retained to evaluate a portion of the company's reserves for comparison against the internally generated numbers. Typically, the internally generated numbers are reported.
- **Evaluate** – A consulting firm is retained to evaluate and estimate all of the company's reserves. The reported numbers are those determined by the third-party firm.

At year-end 2010, Encana once again retained Independent Qualified Reserves Evaluators (IQREs) to conduct a complete evaluation of not only the company's reserves, but also its economic contingent resources.

**TREMENDOUS RESOURCE POTENTIAL**
GOLD STANDARD IN RESERVES DISCLOSURE
**Reserves and Economic Contingent Resources\* (Tcfe)**



1C / 20.0
1P / 14.3

2C / 36.7
2P / 23.0

3C / 56.5
3P / 27.1

● Reserves  ● Economic Contingent Resources

**Reserves:** 1P is proved, 2P is proved plus probable, 3P is proved plus probable plus possible.
**Economic contingent resources:** 1C is low estimate, 2C is best estimate, 3C is high estimate.

\*Evaluated by Independent Qualified Reserves Evaluators as at December 31, 2010, employing a business case price forecast.

The three classifications of contingent resources have the same degree of technical certainty as the corresponding reserves category. For example, the 1C contingent resources meet most of the same criteria as proved reserves; most importantly, they have the same degree of technical certainty – a 90 percent probability that the quantities recovered will equal or exceed the estimated number. The major factor that prevents them from being included as proved reserves is time. Generally, 1C contingent resources exceed the five-year regulatory guideline for proved reserves development. By adding the qualifier that the contingent resources are "economic", the resources are high-graded. Shareholders then understand that these resources are expected to be economically recoverable under the fiscal conditions that Encana expects to prevail.

In accordance with the definitions for reserves and resources established by Canadian and U.S. regulatory authorities, the IQREs have estimated that Encana's reserves range from 14.3 to 27.1 Tcfe and the economic contingent resources range from 20.0 to 56.5 Tcfe. "We believe this is the gold standard in reserves and resources evaluation practices and disclosure, and represents the highest level of corporate governance with respect to reserves and resources reporting. It means that Encana's reported numbers are often more conservative compared to those reported by others operating in the same plays," says Grant. This is the core reason behind Encana's confidence in the quality of its reported reserves and resources.

*"Encana is exceptionally well positioned in unconventional gas, in our view, exploiting its early-mover advantage in these resources. Encana's unconventional gas resource base is amongst the largest and best of all the resource players."*

**Andrew Potter**
Managing Director, Institutional Equity Research
CIBC World Market Inc.

"It is important for investors to take the time to understand the differences in estimates of reserves and resources, the evaluation procedures employed and the qualifications of those engaged. For example, on the subject of contingent resources, Encana reports numbers that have been constrained by economic considerations and fully evaluated by independent qualified evaluators, whereas many other companies do not. As a consequence, another company may appear to have a large or larger reported resource base on what might very well be a smaller acreage position in a given play, but their reported numbers may include volumes that are currently uneconomic and have not been independently evaluated."

How did Encana become so well positioned? "Because we entered these plays at an early stage, and amassed large, low-cost, contiguous land positions," says Grant. "Our portfolio includes large positions at various stages of development in many of the most prospective plays in North America. We are very well positioned – in almost every region in which we operate."

Before the commercial development of unconventional natural gas, a company in this industry typically considered itself to be successful if it had more than one or two years of drilling inventory. Today, Encana's drilling inventory is vastly larger than historical levels – about 20 years using the "best estimate" 2P plus 2C figures. Looking at the near-term development programs, Encana has identified across its resource base a drilling inventory of approximately 37,000 net locations.

"The drilling inventory of high certainty reserves and resources locations that has been identified on Encana's vast landholdings is both substantial and economic, employing a forecast of commodity prices that essentially mirrors recent forward strip pricing. This economic inventory provides our company with substantial optionality, not only with respect to pace and focus of development, but also with respect to funding, such as from cash flow, or joint venture initiatives," says Grant.

*"We have described Encana as being a treasure chest of opportunity. Implicit in this description is our belief that Encana's vast and diversified undeveloped land base contains some of the best exploitation and development opportunities in North America."*

**Brian Dutton**
Director, Canadian Oil & Gas Equity Research
Credit Suisse Securities (Canada) Inc.

*14.3 Tcfe proved reserves*

*100% externally evaluated reserves and resources*



Managing a suite of assets as geographically and technically diversified as those in Encana's portfolio is a dynamic process that balances the risks and returns of every dollar invested on a project-by-project basis.

*why invest in encana / because we have*

# A DIVERSE **PORTFOLIO**

/ WITH THE RIGHT BALANCE

**It's like managing your own personal investment portfolio, and many of the same questions that you would ask yourself are analyzed and debated by Encana's management team every day:** Which investments will bring growth and returns in the short term? Where does Encana need to allocate dollars today to ensure growth and sustainability in future years? What assets are no longer a strategic focus and can therefore be sold? What assets are available that can be added to Encana's portfolio in order to successfully execute on the company's strategic objectives? In your own portfolio, you might ask similar questions to meet your goals: Should I pay down my mortgage or invest more in my retirement fund or my children's college savings? The answer is never simple, and finding a balance between long- and short-term objectives requires discipline.

"We have to fund a balanced portfolio," says Corey Code, Encana's Vice-President, Portfolio Management and Assistant Treasurer. "It's critical that we think about both the short- and the long-term implications of our investments. We want to deliver sustainable growth and value to our shareholders, not just this year, but every year."

Encana's life cycle approach to portfolio management provides a strategic framework to evaluate projects and make investments that create value by reducing costs and maximizing margins. It weighs short- and long-term goals, divestitures and acquisitions, risks and rewards of investments, and forecast and actual results, aligning each component with the same end goal of achieving sustainable growth and value for Encana shareholders.

### 1 STRATEGIC PLAN

The strategic plan looks closely at the company's overarching strategy by focusing on each operating division's resource assessments. This is a detailed, bottom-up examination of each operating area's drilling inventory, right down to type curve analysis and cost structures. This plan forms the basis for establishing long-term goals and for the second phase of the portfolio process, Encana's annual budget.

### 2 ANNUAL BUDGET / PROJECT APPROVAL REQUESTS

When the annual budget is set, there are both economic hurdles that must be met prior to investment and qualitative considerations that underscore the company's investment decisions. "It's about measuring our strategic assets – those resource plays that are very young with many years of growth ahead – and our developed assets that generate strong returns today," says Code.



Encana's life cycle approach to portfolio management focuses on five key steps:

**1** Strategic plan    **2** Annual budget / Project Approval Requests (PARs)    **3** Acquisitions and divestitures    **4** Peer reviews    **5** Look backs

These considerations might include investments that must be made, such as drilling primarily to retain land and resources. With land retention – as in the Haynesville, for example – funds are invested today to hold the promise of development tomorrow. This is like investing in an education fund for your children's future – investing today for the promise of development tomorrow. Still in its formative years, Encana's Haynesville resource play produced an average of 303 MMcfe/d in 2010. This volume does not reflect its potential because recent investments were directed to land retention, rather than optimization of the assets. Over time this will change, because Encana's Haynesville asset has the potential to produce more than 1 Bcfe/d by 2014.

The selection of funded assets undergoes further scrutiny through the Project Approval Requests (PAR) process. This process allows operating teams to present their business plans for each asset. The PAR outlines the deliverables and economics for each asset, allowing for comparisons across the company. This screening process ensures capital is allocated efficiently and in alignment with Encana's goals and strategy.

*"Encana has a diverse portfolio of high-quality/low-cost natural gas assets across Canada and the U.S. Encana's potential to double production volumes will increase shareholder value over time."*

**Andrew Fairbanks**
Director, Canadian Energy Research,
Bank of America Merrill Lynch

"Deciding which projects are funded each year is an evolutionary process of continuous improvement that marries Encana's resource inventory with the overarching strategic direction for the company," says Code. "With an inventory as significant and robust as Encana's, there's always more in the hopper, always more opportunities that we might have funded given different circumstances. Encana's huge resource inventory, in part, is why it's so important that we high-grade our assets through an ongoing divestiture program."

**3 ACQUISITIONS AND DIVESTITURES**

Encana continually assesses and high-grades its asset portfolio through its acquisition and divestiture program. This third step in the portfolio management life cycle focuses on reducing supply

costs and maximizing margins by divesting non-core properties that no longer fit future development plans or have higher costs. To this end, Encana divested a total of more than $880 million of assets in 2010. Encana also continually assesses potential acquisition opportunities that would high-grade its portfolio of assets and sharpen its focus on accumulating low-cost assets with growth potential.

**4 PEER REVIEWS**

Peer reviews and look backs occur throughout the year and work hand-in-hand to improve results and hold operating teams accountable for forecast results. Peer reviews foster a transparent, collaborative learning environment that facilitates knowledge-sharing and innovation among company leaders and technical teams. People from different areas of expertise – geology, engineering, geophysics, finance – roll up their sleeves to analyze development plans. This results in a compressed learning curve in areas such as new project development and the ability to accelerate understanding of the potential implications of technological innovation. "Knowing what new technical developments are working in the Haynesville in

Louisiana to optimize recoveries or reduce capital or operating costs may provide an important insight into what might work better in the Horn River in northeastern British Columbia, or vice versa," says Code. This knowledge-sharing, in turn, forms the basis for continuous improvement and optimization of company operations, while simultaneously assisting with cost reduction.

**5 LOOK BACKS**

Encana's portfolio management process involves looking back on each project that received approval and comparing forecast and actual results. Tracking forecast to actual results allows Encana to look for trends in its investment decisions to compare those trends across the entire organization. This creates greater consistency in forecasting – a grounding in reality that reinforces strategic direction and provides increased confidence in the company's ability to achieve its goals.

Executive Vice-President & Chief Financial Officer

**SHERRI** BRILLON

*why invest in encana / because we*

# ANSWER THE **TOUGH FINANCIAL QUESTIONS**

/ Q & A WITH SHERRI BRILLON



**Financial stewardship has always been and will remain at the forefront of Encana's investment decisions as the company pursues a sustainably higher growth rate. Continued focus on cost reduction and operational efficiencies will deliver even greater shareholder value in the future. Sherri Brillon, Encana's Chief Financial Officer, is charged with stewarding the company's balance sheet as it works towards its growth targets. The following is a Q & A with Sherri.**

**Credit Ratings**
**(as at December 31, 2010)**

**Senior Unsecured Debt**

Strong investment grade credit ratings

Moody's – Baa2, stable

S&P – BBB+, stable

DBRS – A (low), stable

## Q / If low natural gas prices persist throughout 2011, will the execution of Encana's 2011 capital commitments come at the expense of capital discipline?

A / Capital discipline is a cornerstone of our business strategy. This means that even in a low natural gas price environment, we plan to steward to the same financial metrics and preserve the strength and flexibility of our balance sheet.

We target the company to have a debt to capitalization ratio of less than 40 percent and a debt to adjusted EBITDA of less than 2.0 times. As of December 31, 2010, Encana's debt to capitalization ratio was 31 percent and debt to adjusted EBITDA was 1.4 times, on a trailing 12-month basis. Additionally, all of Encana's outstanding debt at year-end 2010 was comprised of long-term, fixed rate debt, with an average remaining term of about 13 years.

The strong financial position at year-end 2010 not only puts us in a good position to fund our 2011 program, but it will also allow us to respond quickly when the pricing environment improves.

As well, we have a number of other levers at our disposal which include the following three:

- First, we entered 2011 with $0.6 billion in cash and cash equivalents and $5.1 billion undrawn and available under our committed bank credit facilities.
- Second, we have hedged about 50 percent of our expected 2011 daily natural gas production at an average price of $5.75 per Mcf (as at January 31, 2011). Hedging helps provide greater certainty to our cash flow, thereby allowing us to execute more consistently on our capital and operating programs and fund our projected dividend.
- Third, we have approximately $300 million in joint venture capital that partners have committed to invest on Encana's behalf for 2011. Leveraging third-party capital allows us to lower our costs, increase capital efficiencies and bring value recognition forward sooner through increased development activity.

## Q / What is your approach to share purchases?

A / Encana plans to achieve significant production per share growth over the next several years. This per share growth is typically achieved through production increases and by using proceeds from divestitures of producing assets to purchase shares. We continually seek to high-grade our portfolio by divesting non-strategic assets. Where appropriate, the use of proceeds from divestitures to purchase Encana shares allows us to offset the decrease in per share production that results from the sale of those assets.

In 2010, we purchased approximately 15.4 million common shares at a total cost of about $500 million, reducing the number of shares outstanding to about 736 million as at December 31, 2010. Under our current Normal Course Issuer Bid, Encana has the ability to purchase up to 36.8 million, or approximately 5 percent, of the common shares that were outstanding at November 30, 2010.

*cash flow of $6 per common share diluted*

*$0.80 per share 2010 annual dividend*

## Q/ Is Encana considering lowering its dividend in this low natural gas price environment?

**A /** The dividend is an integral component of Encana's strategy to deliver value to our shareholders. The distribution of a strong, stable dividend reflects the confidence that we have in the long-term profitability of our assets and our business model. With a dividend yield of approximately 2.7 percent based on an NYSE closing share price of $29.12 as of December 31, 2010, our dividend yield is about twice that of our peer group average. Dividend payments are at the discretion of the Board of Directors and are assessed on a quarterly basis. In 2010, our dividend payments represented an approximate $590 million payout to our shareholders.

## Q/ Why is Encana's DD&A expense higher than many of its U.S. peers?

**A /** This is primarily a result of differences between full cost accounting under Canadian Generally Accepted Accounting Principles (GAAP) and United States (U.S.) GAAP. Both sets of accounting principles require tests to be performed where unamortized capitalized costs (property, plant and equipment (PP&E)) are compared to prescribed calculations of the value of reserves quantities. If total PP&E exceeds the value of reserves quantities, then it is written down to the value of those reserves. The primary difference in calculating the value of reserves is that Canadian GAAP utilizes forecast commodity prices on an undiscounted basis whereas U.S. GAAP requires the use of historical prices which are on a discounted basis. As a result,

some of our U.S. peers have recorded significant cost write-downs due to declining commodity prices experienced in 2008 and 2009 and, consequently, have lower depletion rates resulting in decreases in depletion, depreciation and amortization (DD&A) expense going forward. To illustrate, under Canadian GAAP Encana's 2010 net earnings are reported as $1,499 million ($2.03 per share) while under U.S. GAAP it would be $2,343 million ($3.17 per share) with the greatest impact being associated with DD&A. For more detail, impacts on Encana's results utilizing U.S. GAAP accounting methods have been disclosed in Note 21 of our Consolidated Financial Statements to provide readers with improved comparability to our U.S. peers.

### ATTRACTIVE DIVIDEND, STRONG YIELD
2010 ANNUAL DIVIDEND OF $0.80/SHARE



| | |
|---|---|
| **Encana** 2.70% | |
| Peer 1 1.20% | |
| Peer 2 1.10% | |
| Peer 3 0.80% | |
| Peer 4 0.70% | |
| Peer 5 0.50% | |
| Peer 6 0.50% | |

Peers include Anadarko Petroleum Corp., Apache Corp., Chesapeake Energy, Devon Energy, EOG Resources Inc. and Talisman Energy Inc.

As at December 31, 2010

We expect Encana's depletion rate to trend downward over time due to the lower-cost nature of our current and future development programs.

## Q/ Can you explain why you focus on operating earnings versus net earnings?

**A /** We believe that operating earnings, rather than net earnings, are a better measure of the company's financial performance. Encana's net earnings are inherently volatile due to unrealized gains or losses as a result of mark-to-market accounting for commodity price hedging and foreign exchange fluctuations.

With respect to commodity price hedging, unrealized gains or losses as a result of mark-to-market accounting reflects the estimated change in value of outstanding hedge positions from period to period. This includes changes in the value of outstanding contracts due to volatility in commodity prices, the reversal of previously recognized gains or losses that are realized during the current period, as well as any future estimated gains or losses from commodity price changes on positions entered into during the current period. Unrealized mark-to-market gains or losses after tax are included as part of net earnings, which management believes reduces the comparability of the company's underlying financial performance between periods.

U.S./Canadian dollar exchange rate fluctuations also add volatility to net earnings because of the change in value of Encana's Canadian held U.S. dollar denominated debt.

Unrealized gains and losses do not represent actual cash movements. In calculating operating earnings, the effects of unrealized gains and losses after tax are removed from net earnings, resulting in a better representation of the company's earnings performance.



# A promising play becomes a proven legacy.

Our latest major land acquisition in southeast Texas, named the Brent Miller Field, honours a late employee whose work embodied our reputation as a first-mover on promising opportunities. Attracting, retaining and honouring the best and brightest people, as staff, contractors and service providers, is at the heart of our business strategy. **Take a closer look. We are Encana.**

**encana™**
*natural gas*

Learn more about natural gas and Encana at **www.encana.com**

## RESOURCE PLAY HUB EVOLUTION
### / CONTINUOUS IMPROVEMENT /24



## COMPLETION COSTS DROP 60 PERCENT
### / THE HORN RIVER SHALE /25

## COST SAVINGS IN THE HAYNESVILLE
### / SETTING ENCANA APART /26



*take advantage*



a culture of innovation

*delivering high performance*

## PIONEERING A MODEL
### / WHERE INNOVATION AND EFFICIENCY MEET /22

Encana's resource play hub strives to reduce operating and capital costs while continually improving operating efficiencies to maximize the margins realized on every single gas molecule produced.

## COMPANY-WIDE COLLABORATION
### / KNOWLEDGE-SHARING /27



*www.encana.com/operations/hub/*



## TECHNOLOGY IN ACTION
### / HAYNESVILLE GEOLOGICAL OPERATIONS PILOT PROJECT /28



*a culture of innovation* / *we are working at*

# PIONEERING A MODEL

## / WHERE INNOVATION AND EFFICIENCY MEET



**Encana's resource play hub model strives to reduce operating and capital costs while continually improving operating efficiencies to maximize the margins realized on every single gas molecule produced. Implemented across Encana's entire North American asset portfolio, the resource play hub is an innovative and efficient production model tailor-made to reduce natural gas production costs and environmental impact.**

### WHAT IS A RESOURCE PLAY HUB?

A resource play hub is created when multiple deviated or horizontal wells are simultaneously drilled, completed, tied in and produced from a single surface location, or pad, where Encana, along with its service providers, can optimize every part of the process. The resource play hub toolbox includes fit-for-purpose drilling and hydraulic fracturing equipment, standardized processes, new technology innovation, peer reviews and vendor contracts aligned with efficiency gains. Encana's first resource play hub was pioneered in the Piceance Basin in 2005 where, due to challenging topography, a single pad with 52 deviated vertical wells was developed. Company-wide expertise has advanced so much since then that a single resource play hub in the Horn River, for example, is designed to drain an area of about four to six square miles. At the heart of this design are 16 long reach, multi-stage horizontal wells with roughly 440 hydraulic fractures in total, where each fracture essentially functions as a vertical well would, but at a fraction of the cost.

*"Encana's razor-sharp focus on driving down its cost structure via its gas manufacturing process is right on the mark."*

**Greg Pardy**
Managing Director,
Co-head, Global Energy Research
RBC Capital Markets

How a resource play hub ultimately operates, or even looks, varies depending on the unique geological and above-ground features existing at each of Encana's plays. The fundamental goals of all resource play hubs, however, remain unchanged: per unit cost reduction, a focus on efficiency gains and further innovation combined with minimal surface disturbance. This highly disciplined approach has already begun to pay off; in 2010, Encana reduced overall operating cost guidance by more than 10 percent while its corporate supply cost – the flat NYMEX gas price that yields a 9 percent after-tax rate of return – fell to $4.05 per Mcf.







*"Learning in parallel equals an accelerated rate of production. Through sharing and collaboration, seeing what works for other teams and what doesn't, each team can increase the efficiency of its own resource play hub through the knowledge accrued and shared company-wide. As a concept, the resource play hub is very much about tapping into the talents and expertise of our people."*



**Mike Graham**
Executive Vice-President &
President, Canadian Division

Along with reducing costs and optimizing efficiencies, Encana's resource play hubs are designed to improve environmental and safety performance. This disciplined method means rigs and hydraulic fracturing crews need only travel a short distance from task to task, while supplies can be delivered in bulk to centralized resource play hub locations. The net result is enhanced environmental and safety performance markers – reduced vehicle traffic and emissions, less movement of fluids and chemicals, suppression of dust – which, when taken together, demonstrate the resource play hub's importance in maintaining Encana's social licence to operate. In the North Louisiana operating area, to cite one example, driving and injury risk has been reduced by 83 and 66 percent, respectively, for drilling and completion due to decreased heavy truck trips.

### THE RESOURCE PLAY HUB OF THE FUTURE

Most cost improvements to date using the resource play hub model have resulted from below-ground technical advancements. There remains tremendous opportunity to optimize and streamline the above-ground equipment and logistics, with possible further savings achieved by converting fee-for-service mobile equipment into a centralized facility. In much the same way Encana developed fit-for-purpose drilling equipment a few years ago, the company has engaged industry players to develop fit-for-purpose completions equipment that is designed and optimized for specific reservoir characteristics. In the Haynesville for example, where Encana is drilling high-pressure/high-temperature wells, equipment that is durable enough to sustain a 24-hour per day fracturing operation is needed. Simultaneous with this initiative, Encana is working with service providers to establish longer-term work commitments that provide equipment and crew certainty, efficiency and cost advantages, as well as control and direction of environment, health and safety standards.



*a culture of innovation / decades of experience*

# RESOURCE PLAY HUB
## EVOLUTION
/ CONTINUOUS IMPROVEMENT

Resource play hub has been pioneered by Encana
through decades of innovation and knowledge-sharing.



**EARLY ORIGINS**

**Shallow CBM**
- repeatable processes
- incremental savings achieved
  over thousands of operations

**Jean Marie**
- technological advance with horizontal drilling
  and 3D seismic methods
- level loaded programs

**Piceance**
- multi-well pads
- repeatable execution with
  a concentrated resource

**Jonah**
- concentrated resource
- technical advance with reservoir
  understanding and well spacing

**FUTURE EVOLUTION**

**CURRENT**

**Haynesville and Horn River**
- concentrated resource
- repeatable execution
- level loaded program
- horizontal wells
- multi-well pads

Resource play hub's physical characteristics evolved from early origins in southern Alberta shallow gas wells to the 21st-century model of natural gas production,
a model sure to evolve in coming years as innovations and efficiencies are added through technical expertise and knowledge-sharing.

*a culture of innovation / developing efficiencies*

# COMPLETION COSTS
# DROP 60 PERCENT
## / THE HORN RIVER SHALE

In the Horn River of northeastern British Columbia, the resource play hub approach was implemented immediately after the successful completion of a 2009 down-spacing pilot project that tested the commerciality of pad development.

Building on this successful initiative, Encana's 2010 Horn River program was designed to drill long reach, multi-stage horizontal wells that ultimately developed more of the resource, more efficiently, at a lower cost and all from a single surface location.

"We have seen our costs drop dramatically as we have moved into the resource play hub process. On the drilling side, we have reduced our total unit costs of horizontal lateral length by more than 45 percent through an integrated team approach, better bit selection and continuous improvement," says Kevin Smith, Vice-President of the Fort Nelson Business Unit & Canadian Unconventional Gas Exploration.

Lowering the cost per lateral foot drilled is one half of the recipe for efficiency. The other half focuses on continuous operations. Due to Horn River's remoteness and minimal surface constraints, resource play hub application in the play means 24-hour operations, centralized, modular facilities and full use of on-site horsepower for completions. This systematic approach allows for year-round operations, despite harsh winters in the northern locale that have historically slowed activity.

*"On the completions side, costs have dropped almost 60 percent over the past three years to an actual 2010 completion cost per fracture of about $450,000. The main drivers have been more hydraulic fractures per pad and 24-hour operations to spread out the fixed costs, having an inventory of fractures ready to pump to avoid non-productive time and the use of a subsurface, non-potable water source."*

**Kevin Smith**
Vice-President, Fort Nelson Business Unit
& Canadian Unconventional Gas Exploration

**HORIZONTAL MULTI-WELL PAD**
REDUCING THE SURFACE IMPACT: GAINING OPERATIONAL EFFICIENCY



Resource play hub site
1.24 miles (2 km)
3.73 miles (6 km)
1.68 miles (2.7 km)

/ 1 acre of surface disturbance to access 164 acres of reservoir.

/ The pad site at 984 x 820 feet (300 x 250 metres) is about 18 acres.

/ On the current pad we will drain 4.6 sections or 2,950 acres of reservoir.

/ 25 fracs x 16 wells = 400 fracs from one pad.



*a culture of innovation* / *drilling down to*

# COST SAVINGS IN THE **HAYNESVILLE**
/ SETTING ENCANA APART

Three unique aspects of Encana's operations in the Haynesville set the company apart from its competitors – drilling efficiencies, the Design of Experiment process and hydraulic fracturing efficiency.

### DRILLING EFFICIENCIES

The resource play hub multi-well pad approach in key areas of the Haynesville has resulted in significant drilling cost reductions. In the Mid-Continent Business Unit's focus area in Red River Parish, wells drilled in 2009 averaged $5.8 million to case and suspend versus $5.2 million in 2010, a 10 percent reduction. Likewise, in the De Soto Parish focus area, teams averaged $5.2 million in 2009 to case and suspend, compared to $4.6 million in 2010, an 11 percent reduction. These significant cost reductions are attributed to several key efficiencies and performance gains. Multi-well pads used in conjunction with Encana's fit-for-purpose rigs with skidding capability have reduced the overall surface footprint and pad cost, and enabled a batch-set approach to drilling as well as a skidding alternative to traditional rig moves. Managed-pressure drilling has resulted in significant rate of penetration increases, reducing spud to rig release times by three to five days.

### DESIGN OF EXPERIMENT

Haynesville completion designs have continued to be optimized through the use of the Design of Experiment (DOE) process, which requires tight control on certain completion parameters while systematically varying others to determine their impact on well performance. The resultant standardized completion design delivered a significant improvement in cost management, contributed to increased operational fracturing efficiency and increased the estimated ultimate reserves or recovery (EUR) by 9 percent per 1,000 feet of lateral length. It also resulted in the use of less expensive proppant without observing any detrimental effects on EUR, reducing proppant costs by more than 45 percent.

### HYDRAULIC FRACTURING EFFICIENCY

In 2009, Encana pumped 420 stages in the Haynesville with an average of one hydraulic fracturing crew. In 2010, 1,560 stages were pumped with an average of two crews. Among the reasons for this gain in efficiency were equipment move times decreased by more than 60 percent, pump-down times were reduced by 45 percent and operational non-productive times were cut by 20 percent. Through these and other initiatives, the number of stages pumped per month increased 105 percent from 82 in January to 168 in December while utilizing two crews throughout the year.

Through the combination of successfully implementing the DOE and the hydraulic fracturing crew efficiency improvements, a 122 percent price increase in services and product was held to a modest completion cost increase of 5 percent per 1,000 feet completed.

*a culture of innovation* / *vibrant teamwork*

# COMPANY-WIDE **COLLABORATION**
## / KNOWLEDGE-SHARING







Formed in 2010 as a subgroup of Encana's Shale Technology Exchange Partnership (STEP), Encana's resource play hub team is helping to drive a dramatic shift in an already vibrant knowledge-sharing culture. Cross-border collaboration – peers sharing knowledge and experience – is this team's mandate. "We have to recognize that the only way we're going to be the lowest-cost producer in North America is by cross-border collaboration and sharing of new knowledge and best practices," says Mark Taylor, Horn River Team Lead and leader of the STEP resource play hub subgroup.

While healthy competition between business units drives continuous improvement at each of Encana's resource plays, sharing technology, innovation and knowledge via peer reviews is embedded in the company's culture and business practices. This culture of collaborative learning has been further enhanced when the resource play hub subgroup recently nominated top company talent to lead the inaugural Go Team, a formal working group comprised of experienced personnel with the primary purpose of expediting resource play hub operations.

The Go Team made its first stop in the Mid-Continent Business Unit's Texas Sabine operating area. In North Louisiana (NLA), the Haynesville play has seen significant advancement in the resource play hub model. Go Team members spent one day in NLA visiting active resource play hub locations, then one day in Sabine visiting three locations. The Go Team shared its members' expertise with the Sabine team and left with knowledge and perspective from both NLA and Sabine that, in turn, may also be applied elsewhere in the company, the Horn River or the Montney, for example.



*"We saw the spirit of partnership and knowledge exchange come full-circle. The Piceance has a mature resource play hub program and they helped us get the Haynesville going. After coming back to help again, they were able to discover some modifications that would increase efficiencies in their own process. This was very gratifying for both programs."*



**Jeff Wojahn**
Executive Vice-President & President, USA Division

### COLLABORATION, KNOWLEDGE-SHARING AND INNOVATION

"A key goal for Encana is to accelerate the pace of learning and to drive down the supply cost of our resource play hubs. Although each of these plays will require a unique development approach to maximize value creation, they have more similarities than differences. As a result, the concepts and operating practices around execution efficiency, integrated supply management strategies and technology improvements span the corporation. It is imperative that we harness the collective ideas, expertise and talents of our people across the organization. We are transferring and sequentially implementing our successes across the company in real time. This teamwork is essential in order to keep Encana at the leading edge of performance," says Wojahn.

Encana divides resource play hub initiatives into three levels: the micro level, which addresses pad development; the macro level, which focuses on the entire field development and resources for key initiatives, such as water management; and the enterprise level, which strengthens an already strong culture of knowledge-sharing across plays.



*a culture of innovation* / *sharing knowledge*

# TECHNOLOGY **IN ACTION**

## / HAYNESVILLE GEOLOGICAL OPERATIONS PILOT PROJECT

**Initiated as a joint effort between Haynesville and Horn River geologic staff, the Haynesville geological operations pilot project highlights the knowledge-sharing that takes place across Encana's resource plays and are central to the resource play hub.**

In a structurally complex play such as the Haynesville, characterized by faulting and large dip changes, 24-hour, seven-day geological monitoring manages and often eliminates problems that can lead to out-of-zone drilling and decreased production. It amounts to an extra set of eyes that helps to decrease costs and improve production rates.

CALGARY
2,113 miles
(3,400 km)
HAYNESVILLE

The main objective is to better manage the high rig count and create standard procedures for geological input during the drilling of wells. In the Haynesville, well path changes are often required with little advance notice and are based on real-time data.

Well monitoring takes place via a remote geological steering centre in Calgary, complementing the on-site monitoring by the Haynesville geologic staff. The pilot project initially ran eight rigs from the Calgary control room, expanding its support function to running 24 Haynesville rigs in 2010, while at the same time providing well monitoring for Encana's Michigan Collingwood Shale play drilling team.



Success measurements of the pilot project include:

- better communication between geology and drilling
- fewer operational issues with wells
- reduced drilling time and costs



We've always on the lookout for *fresh talent.*

When 13-year-old Maggie took the initiative to compare natural gas to coal for her school project, we gave her an interview with Eric Marsh, our Executive Vice-President. Learning that natural gas produced 50 percent fewer $CO_2$ emissions than coal sold Maggie on her energy future. Encana now uses Maggie's story to teach other kids about cleaner, greener options. **Take a closer look. We are Encana.**

## encana™
### natural gas

Search for Maggie's Energy Moment at **www.youtube.com/encana**

*taking the lead*

Natural Gas
clean affordable

# the natural gas economy

*meeting the need for cleaner fuel*



**THE COMMON SENSE ALTERNATIVE** / CLEAN AND AFFORDABLE /31

Encana's Natural Gas Economy team made significant progress in 2010 along the road to creating a cleaner, more economically viable energy future powered by natural gas.

**CANADIAN NATURAL GAS VEHICLE SUMMIT** / SHOWCASING THE NEXT TRANSPORTATION FUEL /33

encana

**RED RIVER CNG FILLING STATION** / MAKING NATURAL GAS ACCESSIBLE /34



**CHANGES IN POLICY** / REPLACING COAL WITH NATURAL GAS /36



encana

**HITTING THE ROAD WITH LNG TRUCKS** / CLEANER AND MORE AFFORDABLE /35



**INSIDE THE ENERGY INDUSTRY** / DRILLING FOR GAS WITH GAS /34

COAL RETIREMENT MOMENTUM /36





Endnotes in articles can be referenced on page 135.

*www.encana.com/operations/gas/*

> *The mandate of Encana's Natural Gas Economy team is to showcase, through advocacy and pilot projects, that natural gas is the domestic solution for a secure energy future, a common sense, economic alternative for transportation and power generation.*

# THE **COMMON SENSE** ALTERNATIVE
## / CLEAN AND AFFORDABLE



*"As the cleanest-burning fossil fuel, natural gas represents an affordable, readily available source of energy that allows us to hit the ground running as we aim to achieve the emissions reduction targets our society has set. Tapping into the vast reservoirs of North America's natural gas supply – a supply estimated to last 100 years [1] or more based on current consumption rates – will strengthen the domestic economy and wean us off of foreign oil. Natural gas makes sense for the environment and the economy in meeting North America's growing energy needs."*

**Eric Marsh**
Executive Vice-President, Natural Gas Economy & Senior Vice-President, USA Division

Encana's Natural Gas Economy (NGE) team made significant progress in 2010 along the road to creating a cleaner, more economically viable energy future powered by natural gas.

Through both grassroots community efforts and high-level discussions with key policy-makers, the team has strengthened the building blocks of a new energy portfolio for North America, one that is cleaner for the environment. What are the economic benefits of this new portfolio? In building new infrastructure and creating new markets for natural gas, these projects are also contributing to stronger economies in Canada and the United States. Every one percent increase in natural gas production creates up to 35,000 [2] jobs. In addition, the vast domestic abundance of natural gas offers a secure, made-in-North America energy solution, potentially reducing foreign oil dependence and the massive wealth transfer these imports entail. Displacing oil for transportation purposes could positively impact the North American trade balance by a staggering average of $160 billion every year. [3]

Encana is committed to leading by example by converting its own vehicle fleets to natural gas and building the necessary filling stations to demonstrate the fuel's utility as a transportation alternative. To this end, the company has already witnessed a shift in the transportation sector, including recent initiatives by major trucking companies interested in converting their fleets to this safe,

more affordable and cleaner fuel alternative.

In addition to its own fleet of natural gas vehicles, Encana continues to walk the talk in all aspects of its operations. In a truly reciprocal relationship, Encana also uses natural gas to power drilling rigs in some areas and to meet some of its power generation requirements, as detailed in the series of stories on the following pages. Encana has taken a leading advocacy role to make natural gas the centrepiece of North America's energy portfolio. The potential resulting legislation points the way forward for cleaner-burning natural gas to replace coal as the preferred fuel in the power industry.

The education and advocacy efforts of the NGE team have been undertaken on a simple premise; namely that natural gas makes the most sense as North America's fuel of choice. It makes the most sense in terms of job creation and added value to the North American economy. It makes the most sense as the preferred fuel for transportation and power generation to dramatically reduce greenhouse gases. And it makes the most sense both environmentally and to consumers' pocketbooks. With all these factors considered, natural gas makes the most sense as a sustainable energy solution for future generations.


From cooling the rink to re-surfacing
the ice, natural gas has
changed the game.
From ice chillers to plastics to polyester fibre, natural gas is an unignorable part of your everyday life. Modern manufacturing processes turn this clean, affordable, abundant resource into solid products – building both innovation and economic stability. Meeting growing global demand calls for new ways of looking at things. Take a closer look. We are Encana.
encana™
natural gas
Learn more about natural gas and Encana at www.encana.com

*opportunities for market growth*

***the natural gas economy** / driving the need*

# CANADIAN **NATURAL GAS** VEHICLE SUMMIT

## / SHOWCASING THE NEXT TRANSPORTATION FUEL

The transportation sector is the single largest contributor to greenhouse gas emissions, making it all the more urgent to create a low-carbon economy based on natural gas.

Dropping the emissions odometer and fueling the North American economy were the key themes driving the inaugural Encana-hosted Canadian Natural Gas Vehicle (NGV) Summit held in Calgary on October 28, 2010.

The first of its kind in Canada, the summit attracted more than 100 delegates from municipalities, the service sector, upstream oil and gas producers and trucking companies.

The event focused on market growth opportunities in a Canadian transportation sector predominantly fueled by less environmentally friendly gasoline and diesel.


natural gas

**The shift to natural gas is already occurring in the transportation sector across North America, as seen in the examples below.**

Government

- A report facilitated by Natural Resources Canada confirms policy-makers recognize the competitive and environmental advantages of natural gas usage in the medium- and heavy-duty transportation sector. The report, titled Natural Gas Use in the Canadian Transportation Sector Deployment Roadmap, brought together stakeholders from government and industry, including reps from Encana, to discuss strategies and recommendations for increasing natural gas usage.
- The Government of Quebec has introduced policies to foster a greener transportation future by offering incentives for trucks or tractors that run on liquefied natural gas (LNG).

Infrastructure

- The City of Los Angeles is currently building the largest LNG/LCNG station in the world to serve its growing fleet of LNG-powered vehicles.[4]
- Terasen Gas, the largest distributor of natural gas in British Columbia, will fuel the Vedder Transport natural gas fleet by constructing a LNG refueling station in Abbotsford, British Columbia in 2011.

Original Equipment Manufacturers

- For the eighth consecutive year, the American Council for an Energy-Efficient Economy named the Honda Civic GX natural gas car the Greenest Car of 2011, beating out other alternative-fuel cars like the Nissan Leaf and Toyota Prius.
- Two leading providers of alternative fuel systems for heavy-duty vehicles, FAB Industries and Enviromech Industries, merged to form Agility Fuel Systems, effectively combining their strength in innovation and safety.

NGVs on the Road

- Twelve clean-burning compressed natural gas (CNG) Ford taxis serve the City of Chicago as a part of Taxi Medallion Management's goal of reducing emissions by 25 percent.[5]
- In January 2011, Dallas Area Rapid Transit unanimously approved the purchase of 452 buses powered by CNG. The buses will begin to serve Dallas and 12 surrounding cities in 2013.[6]
- In its continued efforts to reduce air pollution in one of America's smoggiest regions, LA County Metropolitan Transportation Authority retired its last diesel bus in January 2011.[6]
- In December 2010, The Kansas City Public School District purchased 47 Thomas Built HDX rear engine buses, powered by CNG.[7]
- In February 2011, UPS added 48 LNG 18-wheeler trucks to its hubs in Ontario, California and Las Vegas, Nevada. A rep from UPS said LNG is the only long-term and viable option to diesel.[8]
- The purchase of 50 Peterbilt 386 LNG trucks makes Vedder Transport Ltd., servicing southern British Columbia, one of the world's most environmentally clean transporters.
- Coinciding with Encana's inaugural Canadian Natural Gas Vehicle Summit in October 2010, Robert Transport purchased 180 Peterbilt LNG trucks from Westport Innovations Inc. (see story on page 35).

*the natural gas economy / building the infrastructure*

# RED RIVER CNG **FILLING STATION**

/ MAKING NATURAL GAS ACCESSIBLE


Natural Gas
driving towards a cleaner future

**Natural gas costs, on average, one-third less than conventional gasoline at the pump.[9] With more than 150 NGV models now being manufactured[10] and a growing network of fueling stations, NGVs are an ideal solution to North America's growing petroleum dependence.**

Changing consumer habits when it comes to the transportation sector requires more than education and advocacy. Sometimes it involves building the necessary infrastructure to support a more sustainable energy equation, one that's good for the economy and the environment, as well as demonstrative of the practicality and accessibility of natural gas as a transportation fuel.

Such was the case on November 30, 2010, when Encana officially opened an NGV fueling station in Louisiana's Red River Parish. It's another example of Encana demonstrating through action on its mandate by making natural gas more accessible as a transportation fuel.

The Red River CNG Filling Station is the first of five that Encana plans to build to service its NGV fleet, the rest of which are scheduled to come on-stream in 2011.

### Natural gas vehicles

There are currently more than 110,000 NGVs and 900 NGV fueling stations in the U.S., with more being added.[11]

NGVs work similarly to gasoline-powered vehicles but with one notable exception: enhanced safety.

Unlike gasoline, CNG dissipates into the atmosphere in the event of a vehicular accident, rather than pooling on the ground and creating a potential fire hazard. In addition, the fuel storage cylinders used in NGVs are sealed to prevent any fuel spillage or evaporative losses.

**Natural gas offers a more environmentally sound fuel to drive our cars, heat our homes and, in a truly reciprocal relationship, drill for more natural gas.**

An innovative 2010 project in Encana's Mid-Continent Business Unit made the notion of running a drilling rig on the cleanest-burning fossil fuel go from pipe dream to reality in little more than a year.

Project leaders chose a portable system whereby fuel is trucked to drilling locations. The group used LNG, which at nearly 100 percent methane, offered the cleanest solution and allowed for sufficient on-site fuel amounts with a manageable footprint.

Ultimately, two rigs in Louisiana, Ensign 150 and 151, were deemed appropriate candidates for natural gas conversion. After six months of work, the first LNG system was completed in June 2010 and Ensign's generator skids were retrofitted with natural gas engines. The generator skids and LNG system then met in Mont Belvieu, Texas – and it was a match made in heaven. Testing ended July 20 and the equipment was moved to the Shreveport, Louisiana area. On August 27, the project recorded another milestone when Ensign 151, running on LNG, officially spudded a well in northern Louisiana.



*the natural gas economy / louisiana's ensign 150 and 151*

# INSIDE THE **ENERGY INDUSTRY**

/ DRILLING FOR GAS WITH GAS

*the natural gas economy* / *delivering the fuel of choice*



# HITTING THE ROAD **WITH LNG TRUCKS**

## / CLEANER AND MORE AFFORDABLE

**Natural gas is becoming a fuel of choice in the heavy-duty truck corridors of North America, which ship us the goods necessary for our daily lives. It's the common sense solution for the transportation sector to reduce emissions through the use of an affordable fuel – and this message has translated into meaningful actions.**

On October 28, 2010, Westport Innovations Inc. (Westport) announced [12] it had received a purchase order from Robert Transport for 180 Peterbilt LNG trucks. All will be equipped with the Westport HD System, consisting of the GX 15-litre engine, proprietary Westport fuel injectors, LNG fuel tanks with integrated cryogenic fuel pumps and associated electronic components to facilitate robust performance and reliable operation.

Robert Transport, based in Boucherville, Quebec, is one of Canada's largest trucking-for-hire companies with an estimated 1,100 tractors and 2,300 employees. The new trucks will be used on line haul routes between Montreal and Quebec City, and Montreal to Toronto.

Fueling the new fleet is Gaz Métro Transport Solutions, a wholly owned subsidiary of Gaz Métro, Quebec's main natural gas distributor. The company plans to install three LNG filling stations along the Ontario-Quebec 401/ Highway 20 corridor – a critical first step in realizing Encana's vision for an NGV highway network in Canada. This eastern thoroughfare would complement an envisioned western NGV highway network linking the cities of Calgary, Edmonton and Vancouver.

*"This is the single largest order for LNG trucks powered by Westport HD. It's evidence that natural gas is gaining momentum as a mainstream transportation fuel in Canada."*

**David Demers**
CEO, Westport Innovations Inc.

*"Operating natural gas trucks helps reduce one of our largest input costs and reduces our carbon footprint. This is a win-win for both the environment and our company."*

**Claude Robert**
President & CEO, Robert Transport

**CLEANER, HEALTHIER AIR**
EMISSIONS REDUCTIONS FOR NATURAL GAS VEHICLES

| | |
|---|---|
| **Carbon dioxide** | 20-30% |
| **Carbon monoxide** | 70-90% |
| **Sulphur dioxide** | 99% |
| **Nitrogen oxide** | 75-95% |
| **Particulate matter** | 90% |
| **Volatile organic compounds** | 89% |

Source: NGVAmerica, Encana estimate, Environmental Protection Agency (EPA)


YES
GREAT
future
"it's simple math"




vroommm

### Natural gas travelling roadshow

During the spring and summer of 2010, Encana teamed up with Westport to stage a travelling roadshow on the merits of natural gas as a transportation fuel. An 18-wheel, heavy-duty truck fueled entirely by LNG was displayed at various stops in Colorado, Utah, Kansas and Wyoming, racking up nearly 3,500 miles (5,633 kilometres) during its four-month tour.

Part of the initiative included a ride and drive program where interested organizations test drove the truck for two days as part of their daily operations. Major distribution companies such as Ensign Drilling and the Dairy Farmers of America, as well as several municipalities and counties, partook of this opportunity to discover how to lower their greenhouse gas emissions by up to 22 percent with no loss in efficiency.

"It's not enough to just tell people that natural gas is the only alternative fuel comparable to diesel that can move a heavy-hauler; they want to experience the phenomenon for themselves," says David Hill, Vice-President, Natural Gas Economy Operations.



Encana's advocacy efforts to make natural gas the preferred fuel for power generation have made policy-makers sit up and take notice.

***the natural gas economy** / colorado's clean air, clean jobs act*

# CHANGES IN **POLICY**

## / REPLACING COAL WITH NATURAL GAS

**Colorado's Clean Air, Clean Jobs Act (House Bill 1365), signed into law on April 19, 2010, is designed to retire aging and inefficient high-emitting coal-fired generation units along the Colorado front-range and to provide primary consideration to natural gas as the replacement fuel.**

Under the framework of reducing harmful emissions such as nitrogen oxides ($NO_X$), sulphur oxides ($SO_X$) and mercury, Bill 1365 creates a framework whereby the Colorado Public Utilities Commission (PUC) will oversee technical and operational implementation for the retirement of approximately 900 megawatts, or 50 percent, of coal-fired generation capacity for the state's utility. The utility's plan proposes that all 900 megawatts retired or repowered capacity be converted from coal to natural gas.[13]

Mirroring the Colorado example, Canada's federal Environment Ministry announced on June 23, 2010 that legislation will be tabled to phase out coal-fired power plants over the coming years in favour of more environmentally sound alternatives. It's expected the legislation will reference emissions standards and efficiencies currently achieved by combined cycle natural gas-fired power plants, of which Encana's Cavalier Power Station is an example.

The Canadian government indicated the legislation will likely be introduced in late 2011 to phase out the 51 coal-burning power plants currently operating in Canada. Of those, 33 are slated to reach the end of their economic life cycles by 2025.[14]

### Encana's Cavalier Power Station

Encana's Cavalier Power Station demonstrates why clean, affordable, abundant natural gas is the preferred fuel choice for power generation.

Located southeast of Strathmore, Alberta, the natural gas-fired combined cycle power plant produces enough electricity for the Alberta grid to light up a city of 100,000 people, and it does so with minimized emissions output. The Cavalier Power Station emits 50 percent less $CO_2$, 70 percent less $NO_X$ and 100 percent less $SO_2$ and mercury than a typical coal-fired generating station.

In operation since 2001, the 120 megawatt facility draws roughly 20 MMcf/d of natural gas from the next-door Cavalier Gas Plant in order to meet Encana's electricity needs. The gas fuels a combined cycle operation consisting of two gas turbines and one steam turbine, the main drivers of the plant's cycle.

***the natural gas economy** / coal retirement momentum*

# INSIDE THE **ENERGY INDUSTRY**

## / COAL RETIREMENT MOMENTUM

**Encana continues its advocacy efforts in collaboration with ANGA (America's Natural Gas Alliance), an important coalition of natural gas companies, to promote the benefits of natural gas power generation as an environmentally progressive and cost-effective alternative to existing and planned coal-fired power generation.**

Coal retirement announcements increased significantly in 2010 across North America in response to stringent environmental regulations. Among the largest were American Electric Power's December 2010 announcement of approximately 6,000 megawatts[15] and TransAlta's November 2010 announcement of up to 800 megawatts[16] of coal-fired power plant capacity. Dozens of other announcements were made throughout 2010.

The U.S. Environmental Protection Agency's (EPA) regulatory calendar is rapidly evolving and filled with rules regulating harmful emissions such as $NO_X$, $SO_X$, fine particulates, mercury and greenhouse gases. Also being addressed are other environmental challenges that face coal-fired electricity generation such as coal combustion byproducts and cooling water structures. The EPA will finalize these regulations over the next few years, and the new rules are expected to have a profound impact on the electricity industry.

Many existing coal plants are vulnerable to retirement where environmental controls are uneconomic. Under many strict environmental regulatory scenarios, experts such as Credit Suisse predict coal-fired capacity retirements of up to 100 gigawatts over the next decade, accounting for up to 30 percent of the U.S. coal-fired electricity generating fleet.[17] If these retirements occur and the capacity is replaced with modern natural gas combined cycle power stations, natural gas consumption could increase by up to 8 Bcf/d.

### CLEANER, HEALTHIER AIR

EMISSIONS REDUCTIONS FOR POWER GENERATION

| | |
|---|---|
| **Carbon dioxide** | 55-65% |
| **Carbon monoxide** | 90% |
| **Sulphur dioxide** | 99% |
| **Nitrogen oxide** | 80-90% |
| **Particulate matter** | 99% |
| **Mercury** | 100% |



Source: Energy Information Administration, Encana estimate.



# We support our people's people.

Our proven record of giving and volunteering is strengthened year-round through our Encana Cares programs, which match employee donations dollar-for-dollar and provide cash grants to organizations where they donate their time. In 2010, the Encana Cares Annual Campaign saw more than 1,200 charities locally and around the world receive $3 million raised in the month of October alone. **Take a closer look. We are Encana.**

**encana**™
natural gas

Learn more about natural gas and Encana at **www.encana.com**



## STREAMLINED MANAGEMENT SYSTEM
## / ENCANA'S COMMITMENT TO RESPONSIBLE DEVELOPMENT /42

- MID-CONTINENT BUSINESS UNIT EARNS ISO CERTIFICATION
- A PREMIER SAFETY CULTURE
- FUNDING THE TECHNOLOGIES OF THE FUTURE
- WATER MANAGEMENT
- INTERNATIONAL RECOGNITION



# responsible development

*building relationships and supporting partners*

## ENHANCING SKILLS AND IMPROVING ECONOMIES
## / SCHOLARSHIPS AND AWARDS /39

Investing in the communities where Encana operates simply makes good business sense. Encana's Community Involvement programs are strategically aligned to help boost local economies and enhance the skill sets of the next generation of industry leaders.





- SCHOLARSHIPS PROVIDE SUPPORT FOR FUTURE WORKERS
- TOOLS FOR SUCCESS FOR FUTURE INDUSTRY LEADERS
- SUPPORTING THE NEXT GENERATION OF ABORIGINAL BUSINESS LEADERS

- ENVIRONMENTAL EDUCATION A KEY PRIORITY
- NURTURING COMMUNITY LEADERS
- THE SPIRIT OF GIVING



*www.encana.com/responsibility/*
*www.encana.com/news/topics/cbm-groundwater/*

# WATER MANAGEMENT
## / RESPONSIBLE USE

> *"We need water. We need energy. It's not a question of one or the other. It's a matter of using both responsibly."*

**DAVE LYE**
Vice-President, Corporate EH&S,
Security & Corporate Responsibility

Energy is utilized in everything we do. From the moment we get out of bed, turn on the light and start brewing our morning cup of coffee, energy is being consumed from various forms of renewable and non-renewable resources.

We all need both energy and water. Water is a critical resource and Encana takes responsibility for the water it uses extremely seriously. All forms of energy require water somewhere along their development cycle. In turn, energy is required to treat, transport and heat the water we use in our homes and businesses.

Encana takes a responsible approach to sourcing, use, transport and disposal of water. This includes seeking opportunities to use non-potable (not fit for animals or humans) water and recycling/reusing water where possible.



# ENERGY

Natural gas is a key energy source of the future, and North America is well positioned to meet the demand. Natural gas is critical to North America's lower carbon future.

*"Natural gas is the viable energy option for a carbon-constrained world."*

**KEVIN BENETEAU**
Group Lead, Air & Water
Canadian Division

## 65%

Natural gas is clean, producing up to 65 percent less emissions than coal and 25 percent less than oil.

## 30%

Natural gas is affordable, in many regions up to 30 percent less expensive as a transportation fuel than diesel or gasoline.

### WHY USE NATURAL GAS AS OUR SOURCE OF ENERGY?

A domestic and proven source of energy, natural gas makes up about 23 percent of the energy mix in Canada and the U.S. With an estimated 100 years supply in Canada and the U.S., at current production rates, this underutilized resource presents an opportunity to shift North America's energy mix and incorporate more natural gas into transportation and power generation.

Natural gas is the clear energy choice in meeting the increased demand for energy while at the same time reducing our overall carbon footprint.

A shift towards renewable energy is a viable solution to cut carbon emissions – however, North American demand is simply too high to be supported entirely by renewable energy sources.

Natural gas is affordable, it can support renewable technology, and it is a reliable source of energy when the wind doesn't blow or the sun doesn't shine.

Natural gas is the cleanest-burning fossil fuel. Composed mostly of methane, the combustion by-products of natural gas are carbon dioxide ($CO_2$) and water vapour, the same compounds we exhale.

Natural gas produces 25 percent less $CO_2$ emissions than oil and up to 65 percent less $CO_2$ emissions than coal.

### NATURAL GAS DEVELOPMENT DEPENDS UPON WATER

So do Encana's contractors and employees who live and work in the same communities as its stakeholders.

Encana has adapted its water management approach to address geological factors, hydrology and operational needs. This means no single water management approach works in all of the company's operating areas.

Protecting water resources and using them wisely is important to Encana's continued success. The company recognizes that its water requirements and the challenges posed by its operations require tailored approaches to water management. Encana reduces the use of freshwater through the sourcing of alternatives where appropriate, and seeks to recycle and reuse water wherever possible. Where produced water cannot be recycled, it is disposed of responsibly to avoid the contamination of freshwater resources or land.

# PROTECTION

Wellhead

- Aquifers are protected throughout the drilling/fracturing process and Encana is bound by various federal, municipal, provincial and state laws which protect groundwater.
- Drinking water aquifers are located far above the production zone.
- Typical water wells can range from 100 to 200 feet below ground surface.
- Cement is used to seal casing to formation and prevent fluid (gas or water) movement outside the casing.

## PROTECTING WATER DURING DRILLING

Encana has proven processes in place to protect groundwater and minimize environmental impact before, during and after the drilling process.

Before drilling, Encana may conduct predevelopment or baseline groundwater sampling. In some jurisdictions, such as coalbed methane development in Alberta, groundwater testing is currently required by regulation. In other areas the scope and extent of predevelopment or baseline groundwater testing is determined by site-specific factors including the depth and quality of local groundwater resources, the current and expected use of the groundwater in the area and the proximity to groundwater users and potential users.

In addition to the natural barriers formed by thousands of feet of dense rock formations, Encana takes numerous measures to ensure the integrity of the wellbore and eliminate any pathway from the wellbore to drinking water formations.

Wellbore construction is critical to protecting groundwater. Encana takes great care to design and install effective well casing systems.

Surface casing, a section of steel pipe, is cemented in place deeper than aquifers used for drinking water and isolates shallow groundwater from geologic formations that produce natural gas. Numerous tests are run to ensure the quality and integrity of the casing and cement.

Depending on the unique characteristic of the subsurface, sometimes Encana will install a second string of casing – called intermediate casing.

On a deep horizontal well, Encana drills the well to a total vertical depth ranging from approximately 6,500 feet to 15,000 feet.

Drilling then continues into the horizontal portion of the well that extends up to 9,800 feet into the producing formation.

Once the horizontal section of the well is drilled, a third string of protection – the production casing – is run into the wellbore. Horizontal drilling allows for the extraction of larger quantities of natural gas from a single well.

## Typical Well Casing Diagram
(Not to Scale)

**Cement** – the engineered steel casing system is cemented externally to prevent any fluids from migrating from the wellbore to groundwater aquifers.

**Conductor Casing** – used to maintain integrity during initial drilling operations.

**Surface Casing** – steel pipe protects groundwater/aquifers. Depth is dependent on depth of aquifers and/or pressure of reservoir, but is generally deeper than regional aquifers; cemented in place with cement running between the earth and the pipe.

**Intermediate Casing** – required in certain wells, depending on reservoir pressure; set to top of the producing formation.

**Production Casing** – runs to bottom of well; often cemented all the way to surface.

## PROTECTING WATER DURING HYDRAULIC FRACTURING

Most of Encana's water use happens during hydraulic fracturing operations.

Virtually every natural gas well drilled today requires some type of stimulation to allow the gas to flow to the wellbore. The goal of hydraulic fracturing is to enhance recovery by creating pathways for the natural gas trapped in the rock to flow up the wellbore to production equipment at the surface. It is this path of least resistance that channels the natural gas into the wellbore.

This controlled operation pumps a mixture of fluids (primarily water) and a propping agent through the wellbore to the target formation at a high pressure in multiple intervals, or stages. The process breaks up the target formation, much like a stone fracturing a windshield, to create pathways that allow the gas to flow from the very low permeability reservoir toward the wellbore.

In all Encana operations, rigorous water management and protection are vital parts of this process. As noted above, proper wellbore design and a steel casing system prevent fluids migrating from the wellbore and protect local groundwater.

The extreme pressure exerted by the rock above the fracturing zones limits the distance new fractures can travel. Along with those safeguards, Encana uses multiple techniques to fully monitor each hydraulic fracture treatment it conducts. Encana ensures the integrity of the casing and cement system through field inspection and wellbore logging.

Before the company begins completion operations, it pressure tests to ensure integrity. Encana then constantly monitors pressures during each fracturing operation. Any flow of fluids into non-targeted areas would immediately be detected by a sudden loss in pressure and operations would be halted.

Hydraulic fracturing processes are strictly regulated by various state or provincial government agencies today. Encana meets and, in many cases exceeds, the requirements set out by the regulators.

Encana continues to build upon its detailed understanding of the chemicals used in the hydraulic fracturing process to ensure the company is using the most responsible hydraulic fracturing fluid formulations and fluid management practices available.



www.encana.com/news/topics/hydraulicfracturing/

1,453 feet

The production zone is far below the surface and thousands of feet below freshwater aquifers. A deep horizontal well can have a vertical depth of up to 15,000 feet (almost three miles) which equals up to 10 Empire State Buildings in height.

- Fracture water and produced water are kept isolated from groundwater.
- Water and sand are required to fracture rock and increase permeability to remove gas.
- Encana constantly monitors pressures during each hydraulic fracturing operation. Any flow of fluids into non-targeted areas would immediately be detected by a sudden loss in pressure and operations would be halted.

PRODUCTION DEPTH / UP TO 15,000 FEET BELOW THE SURFACE

# APPROACH

Water is vital to our daily lives. The use of water plays a crucial role in developing natural gas resources. Protecting this natural resource and using it wisely is important to Encana's continued success.

### WATER TREATMENT IN COLORADO

Since 2003, Encana has been using an extensive water treatment and distribution system to support drilling and well completion operations in Colorado's Piceance Basin.

Produced water is removed from the wells, along with natural gas, from thousands of feet below ground surface.

Because of its salt content (up to 30 times higher than drinking water) this water is unsuitable for domestic or livestock use. Encana's facilities in four locations are designed to treat about 45,000 barrels of water per day and allow recycling of produced water.

Produced water from Encana wells and flowback water from well completion operations is transported to these facilities by truck and an extensive network of pipelines. In the region, Encana also continues to build pipeline infrastructure to minimize the need for trucking water and over the course of 2010 the company installed another 10 miles of water pipelines.

The treatment facilities provide hydrocarbon and solids removal through gravity separation, chemical and heat addition methods. Once treated, the water is stored in secure holding ponds until it is reused in completion activities, and the cycle begins again. Improving the quality of the water waiting to be recycled makes it less hazardous to wildlife and improves air quality. The separated hydrocarbons are stored in tanks for future sale. Through this voluntary hydrocarbon removal and water treatment system, Encana is able to recycle up to 90 percent of the water produced during drilling, completion and production operations, greatly reducing the amount of freshwater used, thereby conserving this important natural resource.

### SOURCING SALINE WATER IN BRITISH COLUMBIA

In 2007, Encana and Apache Corporation began an active drilling program in British Columbia's Horn River Basin. Given the low permeability of the Horn River, hydraulic fracturing of the target formation is required to recover natural gas from this play. Water management was a key concern identified by Encana and brought forward by stakeholders during public meetings about developments in the basin. Encana sought alternatives to freshwater use to supply hydraulic fracturing operations. What followed was the identification of the Debolt formation, a deep, sub-surface, unutilized aquifer containing saline, sour water. Test results indicated that the Debolt formation is capable of

supplying water for fracturing operations and for disposal of spent fracturing fluids or produced water. The Debolt formation occurs at depths of approximately 1,600 feet to 3,600 feet below the surface and holds saline water unfit for most common uses. Tapping this water source required many innovations, including the investigation of several "sweetening" methods needed to remove hydrogen sulphide ($H_2S$) and make this water usable for industrial purposes. A water treatment plant was designed and built and since it began operation in June 2010, surface water use has been significantly reduced. In 2010 alone, a total of five million barrels of Debolt water were used in completion operations, which in the past would have been sourced from

surface sources. In 2011, the plant is expected to treat more than 12.5 million barrels of water, meaning only about 10 percent of the water required for hydraulic fracturing operations is sourced from surface water sources. This initiative reduces the need for surface water sources and relieves some of the pressure on the local watershed.

### WATER TRANSPORT IN ALBERTA

By constructing a water storage pond on its Kakwa property in west-central Alberta, Encana is optimizing collection of surface water flow and providing a permanent wetland and water body habitat for wildlife use in the future. The water required to develop the Kakwa resource was being purchased from the municipality of Grande Cache,

Alberta and trucked to the Kakwa Field, a round trip of about 90 miles.

At a development rate of 40 wells per year, approximately 3,000 truckloads of water per year would be required. The stakeholders near Encana's Kakwa operations were concerned with the amount of truck traffic that would be added to their main transportation route which is narrow, steep and windy.

By constructing the water storage pond, Encana fulfills its water use requirements within the Kakwa field, which eliminates the need to use municipal water, reduces truck traffic, the associated emissions from that traffic as well as the costs of purchasing and transporting water from Grande Cache.

*"We collaborate with third parties to fund important water-related research."*

**DOUG HOCK**
Team Lead, Community & Public Relations
USA Division

In Colorado, Encana participates in the Piceance Basin Water Data Repository project. This database, maintained by the US Geological Survey, consists of a publicly accessible website that contains water sampling data from locations throughout the Piceance Basin provided by industry, government and citizens. In addition to maintaining the database, USGS provides technical papers and abstracts based upon the data gathered. Over the long term this database will help industry, regulators and stakeholders better understand what impacts, if any, oil and gas development is having on groundwater in the basin.

In the Peace Region of British Columbia, the Kiskatinaw River watershed is the only source of water for the City of Dawson Creek and Village of Pouce Coupe. Encana has supported water research work by the University of Northern British Columbia. This research monitors surface water and groundwater levels in the Kiskatinaw watershed and furthers knowledge about the surface and groundwater hydrology in this area.

In British Columbia, Encana has supported the Horn River and Montney Water projects being run by Geoscience BC. This industry-led, industry-focused, applied geoscience organization encourages minerals and oil and gas exploration investment in British Columbia through the collection, interpretation and marketing of publicly available, applied geoscience.

The Montney Water Project is designed to provide a comprehensive inventory of water sources and potential for deep geological disposal sites in the Montney Gas Play area of northeastern B.C., by creating a comprehensive database of surface water, groundwater and deep saline aquifers in the area.



sports & recreation

education

*responsible development / strategic investments*

# ENHANCING **SKILLS AND IMPROVING** ECONOMIES

/ SCHOLARSHIPS AND AWARDS



**Investing in the communities where Encana operates simply makes good business sense. Encana's Community Investment programs are strategically aligned to help boost local economies and enhance the skill sets of the next generation of industry leaders. Working directly with stakeholders through open dialogue and collaboration increases Encana's understanding of the unique needs specific to each of its operating communities and where the company can make the most impact through its community investment.**

Encana has five focus areas for community investment: the environment, education, sports and recreation, family and community wellness and community enhancement. Encana places a strong emphasis on the environment and education focus areas.

In 2010, about 40 percent of Encana's investment was for education, complementing the company's overall business strategy by helping to create the highly skilled workforce needed to build a new North American energy portfolio. This came in the form of scholarships and programs delivered through various educational institutions. When coupled with Community Involvement initiatives on environmental awareness, this focus on education bolsters the skills and knowledge needed for a cleaner energy future.

## SCHOLARSHIPS PROVIDE SUPPORT FOR FUTURE WORKERS

Encana awards approximately 50 new scholarships yearly to high school students pursuing post-secondary education in engineering, geology, geophysics and other industry-related trades. Worth $10,000 over four years, these awards – along with numerous other scholarships for specialized studies at various post-secondary institutions throughout North America – reflect Encana's commitment to education.

## TOOLS FOR SUCCESS FOR FUTURE INDUSTRY LEADERS



The Encana Integrated Simulation Data Centre, designed to resemble a professional industry data room, was officially opened at the University of Wyoming on October 8, 2010. The facility features software and technology capable of running well simulation 30 to 40 years into the future, predicting lifespan and potential output. The lab enables students to create three-dimensional renderings of oil and gas development, detailing stratum up to 12,000 feet below the surface. This is the second of three labs funded through a $2 million donation from Encana made in 2006 and matched by the State of Wyoming. "Encana values the long-term commitment to education and the rewarding relationship with the University of Wyoming and supports programs that serve the needs of students, the university and the oil and gas industry. I look forward to seeing what these students are able to do in the next 10 years and beyond with the knowledge they gain from this facility," says Encana's Eric Marsh, a University of Wyoming alumnus who attended the facility's ribbon-cutting ceremony.

## SUPPORTING THE NEXT GENERATION OF ABORIGINAL BUSINESS LEADERS

In 2010, Encana's Aboriginal Relations team continued to support scholarships and networking opportunities specifically tailored to make post-secondary education accessible to Aboriginal youth in British Columbia. The Ch'nook Aboriginal Business Education initiative, offered through the University of British Columbia, helps Aboriginal students to pursue business education at 25 colleges throughout the province. This unique opportunity allows for study close to home, helping to bring the entrepreneurialism of graduates back to their communities.



Since the 2006 introduction of Ch'nook's Advanced Management Program – of which Encana is a leading funding sponsor – the initiative has produced 50 alumni from Victoria to Fort Nelson.

*"Contributing to the strength and sustainability of the Aboriginal communities where we operate is fundamental to our business strategy, proactively demonstrated in our support of educational programs and opportunities to help train the Aboriginal business leaders of tomorrow. This investment and support represents a mature, evolving relationship between Encana and its communities, one that fosters constructive partnerships and win-win economic opportunities."*

**Mike Forgo**
Vice-President, Business Services
& Stakeholder Relations, Canadian Division



This past spring, Encana helped initiate a pilot project for a group of Aboriginal high school students from the northeastern British Columbia communities of Fort St. John, Dawson Creek, Chetwynd and Fort Nelson. The students gathered at the Dawson Creek campus of Northern Lights College, where they were introduced to Ch'nook through first-hand testimonials from some of its graduates. One of Ch'nook's and Encana's academic partners, Northern Lights College, was also the recipient of six $1,000 Aboriginal Entrance Awards offered by Encana for the 2010 fall semester at the College.



## ENVIRONMENTAL EDUCATION A KEY PRIORITY

Four Colorado high schools and their international sister schools are helping to build the world's first global ozone database, thanks to a grant from Encana. The funds sponsored the participation of the eight schools in the Global Ozone (GO3) project, supplying each with a state-of-the-art ozone monitor and meteorological station. Students use the equipment to collect data on ground-level ozone outside their schools. The results are uploaded as an overlay on a Google Earth map, giving students detailed visuals of ozone concentrations and variances in air quality.

In Texas, hands-on environmental help from hundreds of students proved truly habitat-forming through an Encana grant of $240,000 to the Healthy Habitats program. Administered by the Texas Parks & Wildlife Department and the Texas Center for Service-Learning, the program sees Kindergarten to Grade 12 students, their teachers and community members embark on environmental improvement initiatives. With Encana's support, more than 3,100 students, teachers, parents and community members across Texas helped restore prairie habitat, prevent creek and land erosion, and remove invasive species.

*"Making natural gas the **centrepiece of North America's energy portfolio** requires reaching out to students through a number of unique initiatives, both to promote environmental awareness and to **educate the next generation about this clean, affordable, abundant resource** within North America."*

**Don McClure**
Vice-President, Government & Stakeholder
Relations & Legal, USA Division







*"It was truly incredible to witness the outpouring of generosity during the 2010 annual campaign in October. More than 1,200 worthwhile charities locally and around the world were the beneficiaries of $3 million, thanks to employee giving during the one month that the campaign was active. I'm very proud to be part of an organization that is not only keenly competitive but where our employees are willing to step forward and help those in need."*

**Pat MacDonald**
Vice-President,
Human Resources & Communications

Educating the next generation about environmental responsibility also means showcasing the virtues of natural gas. Encana's efforts were recognized last June when the non-profit organization National Energy Education Development (NEED) gave Program of the Year honours to the Colorado school system's energy education curriculum. Encana was recognized for supporting teacher training and providing kits to more than 180 classrooms – reaching more than 15,000 students. In 2010, Encana provided nearly $450,000 in funding for NEED programs in Colorado, Texas, Wyoming, Louisiana and Pennsylvania.

### NURTURING COMMUNITY LEADERS

Understanding the unique needs of each community in which it operates is central to Encana's Community Involvement programs. To support leadership and capacity-building at the community level, Encana entered into a $1.5 million arrangement in 2009 with The Banff Centre in Alberta for the creation of an innovative new Community of Leaders program. The program has been making a difference since November 2009, when the first cohort of leaders from across Western Canada began an intensive three-day leadership and project management training program at The Banff Centre, while a second cohort embarked on the program this past November. Encana's relationships with its operational communities helped in the selection of program participants, each of whom identified a community project they advanced by applying The Banff Centre's training.

### THE SPIRIT OF GIVING

Community investment also supports the individual charitable choices of its employees through the Encana Cares program. This program matches employee donations, dollar for dollar, up to $25,000 per employee per year. Encana also has an employee volunteer program that provides cash grants to organizations where employees and their families volunteer their time. In 2010, more than $5 million was donated to charities thanks to the Encana Cares program and the generosity of Encana employees.



*responsible development / environment, health & safety*

# STREAMLINED MANAGEMENT SYSTEM

## / ENCANA'S COMMITMENT TO RESPONSIBLE DEVELOPMENT

Encana's commitment to responsible development means striving for continuous improvement in protecting people's health and safety and minimizing the impact of its activities on the environment. These values underscore the company's approach to business and guide its performance. By increasing accountability for performance in these areas, both individually and company-wide, Encana reinforces Environment, Health & Safety (EH&S) as a core value, ultimately safeguarding workers, communities and the environment. A number of significant EH&S milestones were achieved in 2010, including the development of an enhanced EH&S management system, strong safety performance and advances in environmental innovation.

Encana's EH&S management system is far more than a tool that specifies performance expectations; it's a cultural blueprint embedded in Encana's daily operations and activities. During 2010, Encana realigned its EH&S management system. The streamlined, simplified system, now called Ethos, integrates operational excellence across all Encana operations to ensure long-term success and sustainability. Integrating Ethos helps Encana meet internal and external accountabilities and demonstrate sound EH&S performance to all stakeholders. The plan-do-check-act process integral to Ethos drives the continuous improvement of Encana's EH&S processes and performance.

"Ethos provides business units with a simple and effective system to guide their EH&S performance as well as a means to measure and report on that performance through audit and self-assessment against the system. It's a systematic, common sense approach that gives predictable outcomes and empowers staff to achieve continuous improvement," says Byron Gale, Vice-President, EH&S, USA Division.

### MID-CONTINENT BUSINESS UNIT EARNS ISO CERTIFICATION

Consistent with the Ethos philosophy of continuous improvement, the Mid-Continent Business Unit (MCBU) saw the culmination of efforts launched in the fall of 2009 to enhance the environmental management system of its operations. MCBU Vice-President Paul Sander had a goal of achieving ISO 14001: 2004 certification in 2010 in order to:

- establish the environment as a clear priority and focus for the business unit
- reduce the overall operational footprint by minimizing impacts and reducing pollution
- continuously improve environmental performance within every operation

The effort included an environmental assessment of all activities, selection and implementation of environmental objectives, measurement of outcomes and a significant amount of training and awareness activities. The MCBU was audited in October and November of 2010, and in December 2010 received formal ISO certification.

### A PREMIER SAFETY CULTURE

In 2010, Encana achieved the best safety results in company history in terms of Total Recordable Injury Frequency. This performance was attributable to strong safety leadership throughout the company, a capacity Encana has built on through training programs such as Safety Essentials for Leaders. In addition, Encana further raised its expectations on the safety performance of contractors and service providers.

The company's Drive Safe program – initiated to curb vehicle collisions, the single leading cause of death in the oil and gas industry – was expanded company-wide in 2010 with representation from both the USA and Canadian Divisions.

A revised safety brand – Safe 360 – further speaks to Encana's ongoing work to achieve an injury-free workplace. Targeting all employees, contractors, service providers and stakeholders, Safe 360 underscores the importance of being aware in all directions – be it potential hazards on a worksite or acknowledgement of safety considerations in a project design.

safe360



> *"In 2009, we achieved our best-ever total recordable injury frequency rate as a company, a benchmark we bettered statistically in 2010. Striving for a premier safety culture means never being satisfied. We constantly strive for improvement and that's the message of Safe 360 – being committed to safety at home, on the road and in the workplace."*
>
> **Brent Harrison**
> Vice-President, EH&S, Canadian Division

## FUNDING THE TECHNOLOGIES OF THE FUTURE

In 2010, Encana expanded the mandate of its energy efficiency program to include internal projects that create measurable reductions in energy, air emissions, and land or water use within company operations. Under the renamed Environmental Efficiency Fund, $6 million was committed to 12 projects in 2010, with an estimated 55,000 tonnes of carbon dioxide equivalent ($CO_2e$) avoidance. Three external projects were funded in 2010 through the Environmental Innovation Fund – a sister program that provides financial support to external companies and technologies that endeavour to improve the environmental performance of producing or consuming energy.

Such funding enhances and complements Encana's commitment to environmental stewardship and its focus on minimizing detrimental impacts on air and water quality. Through identification of environmental risks and of innovative and viable environmental technologies, Encana strives for continuous improvement in terms of minimizing operational impacts on land, water and air.

## WATER MANAGEMENT

Encana's sound water management practices are constantly evaluated for improvement. To help preserve this valuable resource, Encana seeks opportunities to recycle water and use unutilized water sources wherever practical. Water advisors embedded in both operating divisions provide surface and groundwater expertise in Canada and the United States.

Walking the talk on water management requires infrastructure investment. The Debolt water treatment plant in northeastern British Columbia is a prime example. Commissioned in 2010, the plant provided completions operations in the Horn River play with a consistent supply of water. Six months after the plant was operational, 75 to 80 percent of water used in hydraulic fracturing operations was from the Debolt formation – resulting in significant surface water preservation.

## INTERNATIONAL RECOGNITION

Encana's commitment to responsible development saw the company named in 2010 to the Dow Jones Sustainability World Index (DJSI World). It was the fifth consecutive year Encana made the World index, which recognizes a select list of 318 companies in 57 industries and 27 countries. The list is based on analyses of corporate economic, environmental and social criteria, including the evaluation of climate change strategies, energy consumption, human resources development, knowledge management, stakeholder relations and corporate governance. Encana was the only North American oil and gas company, and one of 12 worldwide, named to the Oil and Gas Producers' sector of the 2010 DJSI World list. The company also earned the distinction as a "sustainability leader" in the oil and gas industry.

> *"This ongoing recognition as a world leader in sustainability shows that our initiatives around responsible development – including those pertaining to EH&S and our stakeholders – are well-balanced with our economic achievements. It reflects the daily efforts our staff undertakes to ensure we conduct our business in the most responsible and sustainable fashion possible."*
>
> **Dave Lye**
> Vice-President, Corporate EH&S,
> Security & Corporate Responsibility



# Just another way we've put
# safety in the driver's seat.

To improve our safety standards we recently installed digital devices in some of our company vehicles to positively affect driving habits. The new devices monitor each driver's behaviour, including speeding, hard braking and hard acceleration. This ensures everyone gets to their destinations safely. **Take a closer look. We are Encana.**

**encana**™
*natural gas*

**safe**36O

Learn more about natural gas and Encana at **www.encana.com**

# MANAGEMENT'S
## DISCUSSION AND ANALYSIS

*For the year ended December 31, 2010 (U.S. Dollars)*

This Management's Discussion and Analysis ("MD&A") for Encana Corporation ("Encana" or the "Company") should be read with the audited Consolidated Financial Statements for the year ended December 31, 2010, the audited Consolidated Financial Statements and MD&A for the year ended December 31, 2009, the unaudited Pro Forma Consolidated Financial Information for the year ended December 31, 2009 presented in Encana's December 31, 2010

Supplemental Information, as well as Encana's Information Circular Relating to an Arrangement Involving Cenovus Energy Inc. dated October 20, 2009.

The Consolidated Financial Statements and comparative information have been prepared in United States ("U.S.") dollars, except where another currency has been indicated, and in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). As a Canadian issuer, Encana has

prepared reserves information in accordance with Canadian securities regulatory requirements. Production volumes are presented on an after royalties basis consistent with U.S. oil and gas reporting and the disclosure of U.S. oil and gas companies. The term "liquids" is used to represent crude oil, natural gas liquids ("NGLs") and condensate volumes. This document is dated February 17, 2011.

*Readers should also read the Advisory section located at the end of this document, which provides information on Forward-Looking Statements, Reserves Data and Other Oil and Gas Information and Currency, Pro Forma Information, Non-GAAP Measures and References to Encana.*

## ENCANA'S STRATEGIC OBJECTIVES

Encana is a leading North American natural gas producer focused on growing its strong portfolio of natural gas resource plays from northeast British Columbia to east Texas and Louisiana. Encana believes that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs.

Encana is committed to the key business objectives of maintaining financial strength, optimizing capital investments and continuing to pay a stable dividend to shareholders – attained through a disciplined approach to capital spending, a flexible investment program and financial stewardship. Encana maintains a strong balance sheet and is committed to being a low-cost producer. Encana mitigates cost increases through continuing to improve operating efficiencies and technology innovation.

Encana is focused on sustainable, high-growth natural gas plays in major North American basins. Encana has a history of entering resource plays early and leveraging technology to unlock resources. With the Company's significant portfolio of natural gas resources, Encana has the capacity for substantial production growth. This supports the Company's long-term strategy of accelerating the value recognition of its assets with a goal of doubling production per share over the next five years from 2009 levels. Encana's strategy for 2011 is to balance near term market uncertainty with continuing capital investment for long-term growth capacity.

Further information on expected 2011 results can be found in Encana's 2011 Corporate Guidance on the Company's website www.encana.com.

## ENCANA'S BUSINESS

Encana's operating and reportable segments are as follows:

- **Canada** includes the Company's exploration for, development of, and production of natural gas and liquids and other related activities within the Canadian cost centre.

- **USA** includes the Company's exploration for, development of, and production of natural gas and liquids and other related activities within the U.S. cost centre.

- **Market Optimization** is primarily responsible for the sale of the Company's proprietary production. These results are included in the Canada or USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

- **Corporate and Other** mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization sells substantially all of the Company's upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. Financial information is presented on an after eliminations basis.

Encana's operations are currently divided into two operating divisions:

- **Canadian Division,** which includes natural gas exploration, development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane ("CBM") in southern Alberta.

- **USA Division**, which includes the natural gas exploration, development and production assets located in the U.S. Five key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; (iv) Haynesville in Louisiana and Texas; and (v) Fort Worth in Texas.

On November 30, 2009, Encana completed a corporate reorganization (the "Split Transaction") to split into two independent publicly traded energy companies – Encana Corporation, a natural gas company, and Cenovus Energy Inc. ("Cenovus"), an integrated oil company. The former Canadian Plains and Integrated Oil – Canada upstream operations were transferred to Cenovus and are presented as **Canada – Other**. Canada – Other is reported as continuing operations. The former Integrated Oil U.S. Downstream Refining assets were also transferred to Cenovus and are reported as discontinued operations.

### Comparative Pro Forma and Consolidated Reporting

The comparative information presented within this MD&A represents the financial and operating results of Encana on both a pro forma and consolidated basis. Pro forma financial information is derived from Encana's pro forma financial statements, which have been prepared using guidance issued by the U.S. Securities and Exchange Commission ("SEC") and the Canadian Securities Administrators ("CSA").

- Encana's 2009 and 2008 pro forma results exclude the results of operations from assets transferred to Cenovus as part of the Split Transaction and reflect expected changes to Encana's historical results that arose from the Split Transaction, including income tax, depreciation, depletion and amortization ("DD&A") and transaction costs. This information is presented to assist in understanding Encana's historical financial results associated with the assets remaining in Encana as a result of the Split Transaction.

- Encana's 2009 and 2008 consolidated results include both Encana and Cenovus operations.

### Subsequent Event – Joint Venture Announcement

On February 9, 2011, Encana announced the signing of a Co-operation Agreement with PetroChina International Investment Company Limited ("PetroChina"), a subsidiary of PetroChina Company Limited, that would see PetroChina pay C$5.4 billion to acquire a 50 percent interest in Encana's Cutbank Ridge business assets in British Columbia and Alberta. Under the Co-operation Agreement, the two companies would establish a 50/50 joint venture to develop the assets.

The transaction is subject to regulatory approval from Canadian and Chinese authorities, due diligence and the negotiation and execution of various transaction agreements, including the joint venture agreement. Financial impacts will be determined at the time the negotiations are complete.

### 2011 Transition to International Financial Reporting Standards ("IFRS")

Effective January 1, 2011, the Company will be required to report its Consolidated Financial Statements in accordance with IFRS, including 2010 comparative information. Encana is in the final stages of its IFRS changeover plan and expects to report its first quarter 2011 results in accordance with IFRS in April 2011. Based on current International standards, Encana expects the transition to IFRS will not have a major impact on the Company's operations, strategic decisions and Cash Flow. Further information on the Company's changeover plan and the expected impacts are discussed in the Accounting Policies and Estimates section of this MD&A.

### Non-GAAP Measures

This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Non-GAAP measures include Cash Flow, Operating Earnings, Capitalization, Debt to Capitalization, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA") and Debt to Adjusted EBITDA. Further information can be found in the Non-GAAP Measures section of this MD&A.

## RESULTS OVERVIEW

### SUMMARY OF RESULTS

### Encana Financial Highlights

| | | | | | | Pro Forma | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| ($ millions, except per share amounts) | 2010 | Q4 | Q3 | Q2 | Q1 | 2009 | Q4 | Q3 | Q2 | Q1 | 2008 |
| Cash Flow (1) | $ 4,439 | $ 917 | $ 1,132 | $ 1,217 | $ 1,173 | $ 5,021 | $ 930 | $ 1,274 | $ 1,430 | $ 1,387 | $ 6,354 |
| per share – diluted | 6.00 | 1.25 | 1.54 | 1.65 | 1.57 | 6.68 | 1.24 | 1.70 | 1.90 | 1.85 | 8.45 |
| Operating Earnings (1) | 665 | 68 | 98 | 81 | 418 | 1,767 | 373 | 378 | 472 | 544 | 2,605 |
| per share – diluted | 0.90 | 0.09 | 0.13 | 0.11 | 0.56 | 2.35 | 0.50 | 0.50 | 0.63 | 0.72 | 3.47 |
| Net Earnings | 1,499 | (42) | 569 | (505) | 1,477 | 749 | 233 | (53) | 92 | 477 | 3,405 |
| per share – diluted | 2.03 | (0.06) | 0.77 | (0.68) | 1.97 | 1.00 | 0.31 | (0.07) | 0.12 | 0.63 | 4.53 |
| Capital Investment | 4,773 | 1,427 | 1,227 | 1,099 | 1,020 | 3,755 | 1,127 | 794 | 713 | 1,121 | 5,255 |
| Net Acquisitions & Divestitures | (150) | 83 | (31) | (84) | (118) | (815) | 87 | (964) | 16 | 46 | 317 |

(1) A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.

As at and for the year ended December 31, 2010, Encana reported:

- Realized financial natural gas, crude oil and other commodity hedging gains of $808 million after tax;
- Total average production volumes of 3,321 million cubic feet equivalent ("MMcfe") per day ("MMcfe/d"), representing a 12 percent increase on a per share basis compared to pro forma 2009;
- Average commodity prices, excluding financial hedges, of $4.74 per thousand cubic feet equivalent ("Mcfe"); and
- Proved reserves of 14.3 trillion cubic feet equivalent ("Tcfe") after royalties utilizing forecast prices and costs.

For the quarter ended December 31, 2010, Encana reported:

- Realized financial natural gas, crude oil and other commodity hedging gains of $209 million after tax;
- Total average production volumes of 3,353 MMcfe/d, representing a 21 percent increase on a per share basis compared to pro forma 2009; and
- Average commodity prices, excluding financial hedges, of $4.22 per Mcfe.

## Quarterly Realized and Market Benchmark Prices and Foreign Exchange Rates

| (average for the period) | 2010 | Q4 | Q3 | Q2 | Q1 | 2009 | Q4 | Q3 | Q2 | Q1 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **Encana Realized Pricing** [1] | | | | | | | | | | | |
| Natural Gas ($/Mcf) | | | | | | | | | | | |
| Including hedging | $ 5.48 | $ 5.03 | $ 5.27 | $ 5.50 | $ 6.14 | $ 7.03 | $ 6.44 | $ 7.44 | $ 7.02 | $ 7.22 | $ 8.06 |
| Excluding hedging | 4.47 | 3.93 | 4.19 | 4.23 | 5.56 | 3.73 | 4.47 | 3.19 | 3.09 | 4.18 | 7.99 |
| **Natural Gas Price Benchmarks** | | | | | | | | | | | |
| AECO (C$/Mcf) | 4.13 | 3.58 | 3.72 | 3.86 | 5.36 | 4.14 | 4.23 | 3.02 | 3.66 | 5.63 | 8.13 |
| NYMEX ($/MMBtu) | 4.39 | 3.80 | 4.39 | 4.09 | 5.30 | 3.99 | 4.17 | 3.39 | 3.50 | 4.89 | 9.04 |
| Rockies (Opal) ($/MMBtu) | 3.94 | 3.44 | 3.53 | 3.66 | 5.14 | 3.09 | 3.97 | 2.69 | 2.37 | 3.31 | 6.25 |
| Texas (HSC) ($/MMBtu) | 4.38 | 3.78 | 4.33 | 4.04 | 5.36 | 3.78 | 4.16 | 3.31 | 3.44 | 4.21 | 8.67 |
| Basis Differential ($/MMBtu) | | | | | | | | | | | |
| AECO/NYMEX | 0.40 | 0.28 | 0.83 | 0.32 | 0.19 | 0.40 | 0.19 | 0.67 | 0.39 | 0.35 | 1.23 |
| Rockies/NYMEX | 0.45 | 0.36 | 0.86 | 0.43 | 0.16 | 0.90 | 0.20 | 0.70 | 1.13 | 1.58 | 2.79 |
| Texas/NYMEX [2] | 0.01 | 0.02 | 0.06 | 0.05 | (0.06) | 0.21 | 0.01 | 0.08 | 0.06 | 0.68 | 0.37 |
| **Foreign Exchange** | | | | | | | | | | | |
| U.S./Canadian Dollar | | | | | | | | | | | |
| Exchange Rate | 0.971 | 0.987 | 0.962 | 0.973 | 0.961 | 0.876 | 0.947 | 0.911 | 0.857 | 0.803 | 0.938 |

(1) 2009 and 2008 reflect pro forma natural gas pricing.

(2) Texas (HSC) was higher than NYMEX in the first quarter of 2010.

Encana's financial results are influenced by fluctuations in commodity prices, which include price differentials, and the U.S./Canadian dollar exchange rate. Excluding hedging, Encana's 2010 average realized natural gas price reflected higher benchmark prices and narrowing basis differentials. Hedging activities contributed an additional $1.01 per thousand cubic feet ("Mcf") to the average realized gas price in 2010.

As of January 31, 2011, Encana has hedged approximately 1,762 million cubic feet ("MMcf") per day ("MMcf/d") of expected February to December 2011 gas production using NYMEX fixed price contracts at an average price of $5.75 per Mcf. In addition, Encana has hedged approximately 1,445 MMcf/d of expected 2012 gas production at an average price of $6.07 per Mcf. The Company's hedging program helps sustain cash flow during periods of lower prices.

## FINANCIAL RESULTS

### ANNUAL CASH FLOW

| ($ millions) | 2010 | Pro Forma 2009 | Pro Forma 2008 | Consolidated 2009 | Consolidated 2008 |
|---|---|---|---|---|---|
| Cash From Operating Activities | $ 2,365 | $ 5,041 | $ 6,224 | $ 7,873 | $ 8,986 |
| (Add back) deduct: | | | | | |
| Net change in other assets and liabilities | (84) | 38 | (173) | 23 | (257) |
| Net change in non-cash working capital from continuing operations | (1,990) | (18) | 43 | (29) | (1,353) |
| Net change in non-cash working capital from discontinued operations | – | – | – | 1,100 | 1,210 |
| Cash Flow | $ 4,439 | $ 5,021 | $ 6,354 | $ 6,779 | $ 9,386 |

### 2010 versus 2009

Cash Flow of $4,439 million decreased $582 million from pro forma 2009 primarily due to lower realized financial hedging gains, higher transportation expense and higher interest expense, partially offset by higher realized commodity prices and production volumes. In the year ended December 31, 2010:

- Realized financial hedging gains were $808 million after tax compared to gains of $2,250 million after tax in 2009.

- Transportation expense increased $175 million due to higher production volumes and transporting volumes further to obtain higher price realizations.

- Interest expense increased $130 million primarily due to a lower debt carrying value used to determine pro forma interest for 2009.

- Average realized commodity prices, excluding financial hedges, were $4.74 per Mcfe compared to $3.96 per Mcfe in 2009.

- Average production volumes increased 11 percent to 3,321 MMcfe/d compared to 3,003 MMcfe/d in 2009.

Cash Flow decreased $2,340 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

## 2009 versus 2008

Pro forma Cash Flow of $5,021 million decreased $1,333 million from pro forma 2008 primarily due to lower realized commodity prices and production volumes, partially offset by higher realized financial hedging gains, lower production and mineral taxes, lower operating expenses and lower transportation expense. Expenses were lower primarily due to the lower U.S./Canadian dollar exchange rate and cost saving measures. Consolidated Cash Flow of $6,779 million decreased $2,607 million from consolidated 2008 primarily due to these factors and higher 2009 current tax related to the wind-up of the Company's Canadian oil and gas partnership, partially offset by higher Cash Flow from discontinued operations.

## QUARTERLY CASH FLOW

|  | | Three months ended December 31 | |
| --- | --- | --- | --- |
| ($ millions) | **2010** | Pro Forma 2009 | Consolidated 2009 |
| Cash From Operating Activities | $ 919 | $ 1,061 | $ 1,471 |
| (Add back) deduct: | | | |
| Net change in other assets and liabilities | 1 | (5) | (13) |
| Net change in non-cash working capital from continuing operations | 1 | 136 | 528 |
| Net change in non-cash working capital from discontinued operations | – | – | 353 |
| Cash Flow | $ 917 | $ 930 | $ 603 |

## Q4 2010 versus Q4 2009

Cash Flow of $917 million decreased $13 million from pro forma 2009 primarily due to lower realized financial hedging gains, lower realized commodity prices, partially offset by higher production volumes. In the three months ended December 31, 2010:

- Realized financial hedging gains were $209 million after tax compared to gains of $328 million after tax in 2009.

- Average realized commodity prices, excluding financial hedges, were $4.22 per Mcfe compared to $4.77 per Mcfe in 2009.

- Average production volumes increased 18 percent to 3,353 MMcfe/d compared to 2,831 MMcfe/d in 2009.

Cash Flow increased $314 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives which was more than offset by higher 2009 current tax related to the wind-up of the Company's Canadian oil and gas partnership which occurred in conjunction with the Split Transaction.

## ANNUAL OPERATING EARNINGS

|  | | | | Pro Forma | | | | Consolidated | | | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
|  | **2010** | | 2009 | | 2008 | | 2009 | | 2008 | |
| ($ millions, except per share amounts) [1] | | **Per share** | | Per share | | Per share | | Per share | | Per share |
| Net Earnings, as reported | $ 1,499 | $ 2.03 | $ 749 | $ 1.00 | $ 3,405 | $ 4.53 | $ 1,862 | $ 2.48 | $ 5,944 | $ 7.91 |
| Add back (losses) and deduct gains: | | | | | | | | | | |
| Unrealized hedging gain (loss), after tax | 634 | 0.86 | (1,352) | (1.80) | 1,299 | 1.73 | (1,792) | (2.38) | 1,818 | 2.42 |
| Non-operating foreign exchange gain (loss), after tax | 200 | 0.27 | 334 | 0.45 | (598) | (0.80) | 159 | 0.21 | (378) | (0.50) |
| Gain (loss) on discontinuance, after tax | – | – | – | – | 99 | 0.13 | – | – | 99 | 0.13 |
| Operating Earnings | $ 665 | $ 0.90 | $ 1,767 | $ 2.35 | $ 2,605 | $ 3.47 | $ 3,495 | $ 4.65 | $ 4,405 | $ 5.86 |

(1) Per share represents per common share – diluted.

## 2010 versus 2009

Operating Earnings of $665 million decreased $1,102 million from pro forma 2009 primarily due to lower realized financial hedging gains, higher DD&A, higher transportation expense and higher interest expense, partially offset by higher realized commodity prices and production volumes. Further to the items described in the Cash Flow section, DD&A increased $472 million as a result of increased production volumes and a higher U.S./Canadian dollar exchange rate.

Operating Earnings decreased $2,830 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

### 2009 versus 2008

Pro forma Operating Earnings of $1,767 million decreased $838 million from pro forma 2008 primarily due to lower realized commodity prices and production volumes, partially offset by higher realized financial hedging gains, lower DD&A, lower production and mineral taxes, lower operating expenses and lower transportation expense. Consolidated Operating Earnings of $3,495 million decreased $910 million from consolidated 2008 primarily due to these factors as well as higher Cash Flow from discontinued operations and a decrease in future income tax related to the wind-up of the Company's Canadian oil and gas partnership and other items associated with the Split Transaction.

### QUARTERLY OPERATING EARNINGS

| | | | Three months ended December 31 | | | |
| | **2010** | | Pro Forma 2009 | | Consolidated 2009 | |
| ($ millions, except per share amounts) [1] | | **Per share** | | Per share | | Per share |
|---|---|---|---|---|---|---|
| Net Earnings, as reported | $ (42) | $ (0.06) | $ 233 | $ 0.31 | $ 636 | $ 0.85 |
| Add back (losses) and deduct gains: | | | | | | |
|    Unrealized hedging gain (loss), after tax | (269) | (0.36) | (135) | (0.18) | (200) | (0.27) |
|    Non-operating foreign exchange gain (loss), after tax | 159 | 0.21 | (5) | (0.01) | (19) | (0.02) |
| Operating Earnings | $ 68 | $ 0.09 | $ 373 | $ 0.50 | $ 855 | $ 1.14 |

(1) Per share represents per common share – diluted.

### Q4 2010 versus Q4 2009

Operating Earnings of $68 million decreased $305 million from pro forma 2009 primarily due to lower realized financial hedging gains, lower realized commodity prices, higher DD&A and higher future income taxes, partially offset by higher production volumes. Further to the items described in the Cash Flow section, DD&A increased $110 million as a result of higher production volumes.

Operating Earnings decreased $787 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

### ANNUAL NET EARNINGS

### 2010 versus 2009

Net Earnings of $1,499 million increased $750 million from pro forma 2009 primarily due to higher realized commodity prices, higher combined realized and unrealized financial hedging gains and higher production volumes, partially offset by higher DD&A, higher transportation expense, higher interest expense and lower non-operating foreign exchange gains. Further to the items discussed in the Cash Flow and Operating Earnings sections, in the year ended December 31, 2010:

- Unrealized financial hedging gains were $634 million after tax compared to losses of $1,352 million after tax in 2009.

- Non-operating foreign exchange gains were $200 million after tax compared to gains of $334 million after tax in 2009. These gains primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate and settlement of intercompany transactions.

Net Earnings decreased $363 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

### 2009 versus 2008

Pro forma Net Earnings of $749 million decreased $2,656 million from pro forma 2008 primarily due to lower realized commodity prices, production volumes and combined realized and unrealized financial hedging gains. These were partially offset by higher non-operating foreign exchange gains, lower DD&A and lower upstream expenses. Consolidated Net Earnings of $1,862 million decreased $4,082 million from consolidated 2008 primarily due to these factors, partially offset by higher Net Earnings from discontinued operations and a decrease in future income tax related to the wind-up of the Company's Canadian oil and gas partnership and other items associated with the Split Transaction.

### Summary of Hedging Impacts on Net Earnings

| | | Year ended December 31 | | | |
| | | Pro Forma | | Consolidated | |
| ($ millions) | **2010** | 2009 | 2008 | 2009 | 2008 |
|---|---|---|---|---|---|
| Unrealized Hedging Gains (Losses), after tax [1] | $ 634 | $ (1,352) | $ 1,299 | $ (1,792) | $ 1,818 |
| Realized Hedging Gains (Losses), after tax | 808 | 2,250 | (6) | 2,935 | (219) |
| Hedging Impacts on Net Earnings | $ 1,442 | $ 898 | $ 1,293 | $ 1,143 | $ 1,599 |

(1) Included in Corporate and Other financial results.

Commodity price volatility impacts Cash Flow. As a means of managing this commodity price volatility and its impact on cash flows, Encana enters into various financial hedge agreements. Unsettled derivative financial contracts are recorded at the date of the financial statements based on the fair value of the contracts. Changes in fair value result from volatility in forward curves of commodity prices and changes in the balance of unsettled contracts between periods. The changes in fair value are recognized in revenue as unrealized hedging gains and losses. Realized hedging gains and losses are recognized in revenue when derivative financial contracts are settled.

## QUARTERLY NET EARNINGS

### Q4 2010 versus Q4 2009

Net Earnings, a loss of $42 million, decreased $275 million from pro forma 2009 primarily due to lower combined realized and unrealized financial hedging gains, lower realized commodity prices and higher DD&A, partially offset by higher production volumes and higher non-operating foreign exchange gains. Further to the items discussed in the Cash Flow and Operating Earnings sections, in the three months ended December 31, 2010:

- Unrealized financial hedging losses were $269 million after tax compared to losses of $135 million after tax in 2009.

- Non-operating foreign exchange gains were $159 million after tax compared to losses of $5 million after tax in 2009. These gains and losses primarily result from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate and settlement of intercompany transactions.

Net Earnings decreased $678 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

### Summary of Hedging Impacts on Net Earnings

|  |  | Three months ended December 31 | |
| --- | --- | --- | --- |
|  |  | Pro Forma | Consolidated |
| ($ millions) | 2010 | 2009 | 2009 |
| Unrealized Hedging Gains (Losses), after tax [1] | $ (269) | $ (135) | $ (200) |
| Realized Hedging Gains (Losses), after tax | 209 | 328 | 423 |
| Hedging Impacts on Net Earnings | $ (60) | $ 193 | $ 223 |

(1) Included in Corporate and Other financial results.

### SUMMARY OF CONSOLIDATED NET EARNINGS

| ($ millions, except per share amounts) | 2010 | Q4 | Q3 | Q2 | Q1 | 2009 | Q4 | Q3 | Q2 | Q1 | 2008 |
| --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- | --- |
| **Continuing Operations** | | | | | | | | | | | |
| Net Earnings from | | | | | | | | | | | |
| Continuing Operations | $ 1,499 | $ (42) | $ 569 | $ (505) | $ 1,477 | $ 1,830 | $ 589 | $ 39 | $ 211 | $ 991 | $ 6,499 |
| per share – basic | 2.03 | (0.06) | 0.77 | (0.68) | 1.97 | 2.44 | 0.78 | 0.05 | 0.28 | 1.32 | 8.66 |
| per share – diluted | 2.03 | (0.06) | 0.77 | (0.68) | 1.97 | 2.44 | 0.78 | 0.05 | 0.28 | 1.32 | 8.64 |
| **Total Consolidated** | | | | | | | | | | | |
| Net Earnings | 1,499 | (42) | 569 | (505) | 1,477 | 1,862 | 636 | 25 | 239 | 962 | 5,944 |
| per share – basic | 2.03 | (0.06) | 0.77 | (0.68) | 1.97 | 2.48 | 0.85 | 0.03 | 0.32 | 1.28 | 7.92 |
| per share – diluted | 2.03 | (0.06) | 0.77 | (0.68) | 1.97 | 2.48 | 0.85 | 0.03 | 0.32 | 1.28 | 7.91 |
| Total Assets | 34,020 | | | | | 33,827 | | | | | 47,247 |
| Total Long-Term Debt | 7,629 | | | | | 7,768 | | | | | 9,005 |
| Revenues, After Royalties | 8,870 | 1,431 | 2,425 | 1,469 | 3,545 | 11,114 | 2,712 | 2,271 | 2,449 | 3,682 | 21,053 |

The comparative consolidated results prior to the November 30, 2009 Split Transaction include Cenovus and are, therefore, not comparable to the current year results. Net Earnings from Continuing Operations for 2009 and 2008 include results for Canada – Other upstream assets transferred to Cenovus. Total Consolidated Net Earnings includes results for U.S. Downstream Refining assets transferred to Cenovus, which are reported as discontinued operations.

**RESERVES QUANTITIES**

Since inception, Encana has retained independent qualified reserves evaluators ("IQREs") to evaluate and prepare reports on 100 percent of the Company's natural gas and liquids reserves annually. The Company has a Reserves Committee of independent Board of Directors members, which reviews the qualifications and appointment of the IQREs. The Reserves Committee also reviews the procedures for providing information to the IQREs. All booked reserves are based upon annual evaluations by the IQREs.

Encana's disclosure of reserves data is in accordance with Canadian securities regulatory requirements, specifically National Instrument 51-101 ("NI 51-101"). Encana's 2010 disclosure includes proved reserves quantities before and after royalties employing forecast prices and costs.

In previous years, the Company's disclosure was in accordance with U.S. regulatory requirements as permitted by an exemption order issued by the CSA which has expired. The Company's 2010 reserves disclosure in accordance with U.S. regulatory requirements is available in Encana's Annual Information Form ("AIF").

### Proved Reserves Reconciliation – Before Royalties

| | Natural Gas (Bcf) | | | Liquids (MMbbls) | | | Total |
|---|---|---|---|---|---|---|---|
| (forecast prices) | Canada | United States | Total | Canada | United States | Total | (Bcfe) |
| December 31, 2009 | 6,111 | 8,172 | 14,283 | 41.6 | 55.7 | 97.3 | 14,867 |
| Extensions | 1,117 | 1,279 | 2,396 | 21.1 | 2.4 | 23.5 | 2,538 |
| Discoveries | 60 | 43 | 103 | 0.6 | – | 0.6 | 106 |
| Technical revisions | 19 | 1,002 | 1,021 | 6.7 | 0.5 | 7.2 | 1,064 |
| Economic factors | (90) | 21 | (69) | (0.1) | (0.1) | (0.2) | (70) |
| Acquisitions | 132 | 92 | 224 | 0.5 | 0.6 | 1.1 | 230 |
| Dispositions | (90) | (455) | (545) | (2.8) | (7.3) | (10.1) | (605) |
| Production | (504) | (855) | (1,359) | (5.7) | (4.4) | (10.1) | (1,420) |
| December 31, 2010 | 6,755 | 9,299 | 16,054 | 61.9 | 47.4 | 109.3 | 16,710 |

Encana's 2010 proved reserves before royalties of approximately 17 Tcfe increased by 12 percent over 2009 due to ongoing development and delineation activities. Additions of approximately 3.6 Tcfe, before acquisitions and divestitures, replaced 256 percent of production before royalties during the year.

### Proved Reserves Reconciliation – After Royalties

| | Natural Gas (Bcf) | | | Liquids (MMbbls) | | | Total |
|---|---|---|---|---|---|---|---|
| (forecast prices) | Canada | United States | Total | Canada | United States | Total | (Bcfe) |
| December 31, 2009 | 5,675 | 6,605 | 12,280 | 37.2 | 45.1 | 82.3 | 12,774 |
| Extensions and discoveries | 1,115 | 1,678 | 2,793 | 11.1 | 4.3 | 15.4 | 2,885 |
| Revisions [1] | (50) | 177 | 127 | 13.0 | (2.6) | 10.4 | 189 |
| Acquisitions | 124 | 82 | 206 | 0.4 | 0.5 | 0.9 | 212 |
| Dispositions | (83) | (386) | (469) | (2.1) | (5.3) | (7.4) | (513) |
| Production | (483) | (679) | (1,162) | (4.8) | (3.5) | (8.3) | (1,212) |
| December 31, 2010 | 6,298 | 7,477 | 13,775 | 54.8 | 38.5 | 93.3 | 14,335 |

(1) Includes economic factors.

Encana's 2010 proved reserves after royalties of approximately 14.3 Tcfe increased by 12 percent over 2009 due to ongoing development and delineation activities. Additions of approximately 3.1 Tcfe, before acquisitions and divestitures, replaced 254 percent of production after royalties during the year.

## Forecast Prices

| | Natural Gas | | Liquids | |
|---|---|---|---|---|
| | Henry Hub ($/MMBtu) | AECO (C$/MMBtu) | WTI ($/bbl) | Edmonton [1] (C$/bbl) |
| **2009 Price Assumptions** | | | | |
| 2010 | 5.50 | 5.49 | 75.00 | 76.84 |
| 2011 - 2014 | 6.50 | 6.39 - 6.04 | 75.00 | 76.84 |
| Thereafter | 6.50 | 6.04 | 75.00 | 76.84 |
| **2010 Price Assumptions** | | | | |
| 2011 | 4.73 | 4.35 | 79.53 | 81.93 |
| 2012 - 2015 | 5.33 - 6.01 | 4.94 - 5.78 | 82.65 - 86.68 | 85.88 - 91.61 |
| Thereafter | 6.18 - 6.63 | 5.97 - 6.48 | 83.72 | 88.37 |

(1) Mixed Sweet Blend at Edmonton.

## PRODUCTION AND NET CAPITAL INVESTMENT

### PRODUCTION VOLUMES (AFTER ROYALTIES)

| (average daily) | 2010 | Q4 | Q3 | Q2 | Q1 | 2009 | Q4 | Q3 | Q2 | Q1 | 2008 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Produced Gas *(MMcf/d)* [1] | | | | | | | | | | | |
| Canadian Division | 1,323 | 1,395 | 1,390 | 1,327 | 1,177 | 1,224 | 1,071 | 1,201 | 1,343 | 1,281 | 1,300 |
| USA Division | 1,861 | 1,835 | 1,791 | 1,875 | 1,946 | 1,616 | 1,616 | 1,524 | 1,581 | 1,746 | 1,633 |
| | 3,184 | 3,230 | 3,181 | 3,202 | 3,123 | 2,840 | 2,687 | 2,725 | 2,924 | 3,027 | 2,933 |
| Liquids *(bbls/d)* [1] | | | | | | | | | | | |
| Canadian Division | 13,149 | 11,327 | 14,262 | 13,462 | 13,558 | 15,880 | 12,477 | 15,909 | 17,624 | 17,567 | 19,980 |
| USA Division | 9,638 | 9,206 | 9,142 | 10,112 | 10,108 | 11,317 | 11,586 | 10,325 | 11,699 | 11,671 | 13,350 |
| | 22,787 | 20,533 | 23,404 | 23,574 | 23,666 | 27,197 | 24,063 | 26,234 | 29,323 | 29,238 | 33,330 |
| Total *(MMcfe/d)* [1] | | | | | | | | | | | |
| Canadian Division | 1,402 | 1,463 | 1,476 | 1,408 | 1,258 | 1,319 | 1,145 | 1,297 | 1,449 | 1,387 | 1,419 |
| USA Division | 1,919 | 1,890 | 1,846 | 1,936 | 2,007 | 1,684 | 1,686 | 1,586 | 1,651 | 1,816 | 1,713 |
| | 3,321 | 3,353 | 3,322 | 3,344 | 3,265 | 3,003 | 2,831 | 2,883 | 3,100 | 3,203 | 3,132 |
| Canada – Other *(MMcfe/d)* [2] | – | – | – | – | – | 1,362 | 970 | 1,504 | 1,502 | 1,472 | 1,507 |
| Total Volumes *(MMcfe/d)* | 3,321 | 3,353 | 3,322 | 3,344 | 3,265 | 4,365 | 3,801 | 4,387 | 4,602 | 4,675 | 4,639 |

(1) Represents pro forma volumes for 2009 and 2008.

(2) Canada – Other represents former volumes from Canadian Plains and Integrated Oil – Canada operations which were transferred to Cenovus.

### 2010 versus 2009

Average production volumes of 3,321 MMcfe/d increased 11 percent, or 318 MMcfe/d, from pro forma 2009 volumes. Higher volumes were primarily due to increased production in certain USA and Canadian Division key resource plays due to successful drilling programs and bringing on shut-in and curtailed production. The increase was partially offset by lower 2010 volumes of approximately 130 MMcfe/d resulting from net divestitures in both the Canadian and USA Divisions.

### 2009 versus 2008

Pro forma average production volumes of 3,003 MMcfe/d decreased 4 percent, or 129 MMcfe/d, from pro forma 2008. Lower volumes were primarily due to shut-in and curtailed production, delayed completions and tie-ins due to the low-price environment and natural declines in conventional properties.

### Q4 2010 versus Q4 2009

Average production volumes of 3,353 MMcfe/d increased 18 percent, or 522 MMcfe/d, from pro forma 2009 volumes. Higher volumes were primarily due to increased production in certain USA and Canadian Division key resource plays due to successful drilling programs and bringing on shut-in and curtailed production. The increase was partially offset by lower 2010 volumes of approximately 90 MMcfe/d resulting from net divestitures in both the Canadian and USA Divisions.

## NET CAPITAL INVESTMENT

| ($ millions) | 2010 | Pro Forma 2009 | Pro Forma 2008 | Consolidated 2009 | Consolidated 2008 |
|---|---|---|---|---|---|
| Canadian Division | $ 2,211 | $ 1,869 | $ 2,459 | $ 1,869 | $ 2,459 |
| USA Division | 2,499 | 1,821 | 2,682 | 1,821 | 2,682 |
| Market Optimization | 2 | – | 1 | 2 | 17 |
| Corporate & Other | 61 | 65 | 113 | 85 | 165 |
| Canada – Other [1] | – | – | – | 848 | 1,500 |
| Capital Investment | 4,773 | 3,755 | 5,255 | 4,625 | 6,823 |
| Acquisitions | 733 | 260 | 1,174 | 260 | 1,174 |
| Divestitures | (883) | (1,075) | (857) | (1,161) | (857) |
| Net Acquisitions and Divestitures | (150) | (815) | 317 | (901) | 317 |
| Canada – Other [1,2] | – | – | – | (14) | (47) |
| Discontinued Operations [3] | – | – | – | 829 | 478 |
| Net Capital Investment | $ 4,623 | $ 2,940 | $ 5,572 | $ 4,539 | $ 7,571 |

(1) Canada – Other represents former Canadian Plains and Integrated Oil – Canada operations that were transferred to Cenovus.

(2) Represents net acquisitions and divestitures for Canada – Other.

(3) The former Integrated Oil U.S. Downstream Refining operations transferred to Cenovus are included in discontinued operations.

### 2010 versus 2009

Capital investment during 2010 was primarily focused on continued development of Encana's North American key resource plays. Capital investment of $4,773 million was higher compared to pro forma 2009 primarily due to increased spending on developing Haynesville and Horn River and an increase in the average U.S./Canadian dollar exchange rate.

Acquisitions include land and property purchases that are complementary to existing Company assets. In 2010, total acquisitions were $592 million (2009 – $190 million) in the Canadian Division and $141 million (2009 – $46 million) in the USA Division.

In 2010, the Company had non-core asset divestitures for proceeds of $288 million (2009 – $1,000 million) in the Canadian Division and $595 million (2009 – $73 million) in the USA Division.

Corporate capital investment was primarily directed towards business information systems, leasehold improvements and office furniture. In February 2007, Encana announced that it had entered into a 25-year lease agreement with a third-party developer for The Bow office project, which is currently under construction. Cost-of-design changes to the building and leasehold improvements are shared equally by Encana and Cenovus.

### 2009 versus 2008

Pro forma capital investment of $3,755 million was lower compared to pro forma 2008 primarily due to reduced upstream activity levels as well as a decrease in the average U.S./Canadian dollar exchange rate.

## DIVISIONAL RESULTS

### CANADIAN DIVISION

#### Operating Cash Flow and Netbacks

| ($ millions, except $/Mcfe) | 2010 | ($/Mcfe) | 2009 | ($/Mcfe) | 2008 | ($/Mcfe) |
|---|---|---|---|---|---|---|
| Revenues, Net of Royalties and excluding Hedging | $ 2,350 | $ 4.47 | $ 1,962 | $ 4.02 | $ 4,541 | $ 8.63 |
| Realized Financial Hedging Gain (Loss) | 479 | | 1,400 | | (186) | |
| Expenses | | | | | | |
|    Production and mineral taxes | 8 | 0.02 | 14 | 0.03 | 33 | 0.06 |
|    Transportation | 197 | 0.38 | 154 | 0.32 | 239 | 0.41 |
|    Operating | 561 | 1.06 | 536 | 1.09 | 609 | 1.13 |
| Operating Cash Flow / Netback | $ 2,063 | $ 3.01 | $ 2,658 | $ 2.58 | $ 3,474 | $ 7.03 |
| Realized Financial Hedging Gain (Loss) | | 0.93 | | 2.93 | | (0.36) |
| Netback including Realized Financial Hedging | | $ 3.94 | | $ 5.51 | | $ 6.67 |

#### 2010 versus 2009

Operating Cash Flow of $2,063 million decreased $595 million primarily due to lower realized financial hedging gains, higher transportation expenses and higher operating expenses, partially offset by higher realized commodity prices and production volumes. In the year ended December 31, 2010:

- Realized financial hedging gains were $479 million compared to $1,400 million in 2009 on a before tax basis.

- Transportation expenses increased $43 million and operating expenses increased $25 million primarily due to higher production volumes and a higher U.S./Canadian dollar exchange rate.

- Higher realized commodity prices, excluding the impact of financial hedging, resulted in an increase of $272 million in revenues, which reflects the changes in benchmark prices and basis differentials.

- Average production volumes of 1,402 MMcfe/d increased 6 percent compared to 1,319 MMcfe/d in 2009, resulting in an increase of $116 million in revenues.

#### 2009 versus 2008

Operating Cash Flow of $2,658 million decreased $816 million primarily due to lower realized commodity prices and production volumes, partially offset by higher realized financial hedging gains, lower transportation expenses and lower operating expenses due to the lower U.S./Canadian dollar exchange rate.

#### Results by Key Area

| | Daily Production (MMcfe/d after royalties) | | | Capital ($ millions) | | | Drilling Activity (net wells drilled) [1] | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 |
| Greater Sierra [2] | 236 | 204 | 226 | $ 515 | $ 264 | $ 392 | 47 | 57 | 106 |
| Cutbank Ridge [3] | 401 | 314 | 300 | 499 | 439 | 690 | 62 | 71 | 82 |
| Bighorn | 239 | 175 | 189 | 345 | 272 | 401 | 51 | 69 | 64 |
| CBM | 317 | 316 | 304 | 443 | 292 | 358 | 1,044 | 490 | 698 |
| Key Resource Plays | 1,193 | 1,009 | 1,019 | 1,802 | 1,267 | 1,841 | 1,204 | 687 | 950 |
| Other | 209 | 310 | 400 | 409 | 602 | 618 | 2 | 12 | 114 |
| Total Canadian Division | 1,402 | 1,319 | 1,419 | $ 2,211 | $ 1,869 | $ 2,459 | 1,206 | 699 | 1,064 |

(1) Net drilling activity reflects changes in working interest and minor divestitures.

(2) 2010 includes Horn River, which had production of 29 MMcfe/d (2009 – 9 MMcfe/d, 2008 – 4 MMcfe/d), capital of $406 million (2009 – $179 million, 2008 – $63 million) and 16 net wells drilled (2009 – 21 net wells, 2008 – 5 net wells).

(3) 2010 includes Montney, which had production of 274 MMcfe/d (2009 – 173 MMcfe/d, 2008 – 134 MMcfe/d), capital of $405 million (2009 – $389 million, 2008 – $277 million) and 54 net wells drilled (2009 – 64 net wells, 2008 – 61 net wells).

### Production Volumes



- Produced Gas (MMcf/d)
- Liquids (MMcfe/d)

Q1 2009
Q2 2009
Q3 2009
Q4 2009
Q1 2010
Q2 2010
Q3 2010
Q4 2010

0    400    800    1,200    1,600

- Average production volumes of 1,463 MMcfe/d increased 28 percent in the fourth quarter of 2010 compared to the same period of 2009. Average production volumes of 1,402 MMcfe/d in 2010 increased 6 percent compared to 2009.

- This increase in production is primarily due to successful drilling programs at Cutbank Ridge and Bighorn, bringing on shut-in and curtailed production volumes and completing wellhead upgrade maintenance. This is partially offset by lower volumes of approximately 10 MMcfe/d in the fourth quarter and 65 MMcfe/d in 2010 due to net divestitures.

### Capital Investment

In 2009 and 2010, capital investment was primarily focused on the Canadian Division key resource plays, as well as Deep Panuke.

### USA DIVISION

#### Operating Cash Flow and Netbacks

| ($ millions, except $/Mcfe) | 2010 | ($/Mcfe) | 2009 | ($/Mcfe) | 2008 | ($/Mcfe) |
|---|---|---|---|---|---|---|
| Revenues, Net of Royalties and excluding Hedging | $ 3,577 | $ 4.94 | $ 2,525 | $ 3.92 | $ 5,413 | $ 8.17 |
| Realized Financial Hedging Gain | 698 | | 2,012 | | 216 | |
| Expenses | | | | | | |
| Production and mineral taxes | 209 | 0.30 | 118 | 0.19 | 370 | 0.59 |
| Transportation | 662 | 0.95 | 530 | 0.86 | 502 | 0.80 |
| Operating | 468 | 0.56 | 434 | 0.53 | 618 | 0.56 |
| Operating Cash Flow / Netback | $ 2,936 | $ 3.13 | $ 3,455 | $ 2.34 | $ 4,139 | $ 6.22 |
| Realized Financial Hedging Gain | | 1.00 | | 3.27 | | 0.34 |
| Netback including Realized Financial Hedging | | $ 4.13 | | $ 5.61 | | $ 6.56 |

#### 2010 versus 2009

Operating Cash Flow of $2,936 million decreased $519 million primarily due to lower realized financial hedging gains, higher transportation expenses and higher production and mineral taxes, partially offset by higher realized commodity prices and production volumes. In the year ended December 31, 2010:

- Realized financial hedging gains were $698 million compared to $2,012 million in 2009 on a before tax basis.

- Transportation expenses increased $132 million primarily due to increased production volumes and transporting volumes further to obtain higher price realizations.

- Production and mineral taxes increased $91 million primarily due to higher natural gas prices and a reduction in production tax credits.

- Higher realized commodity prices, excluding the impact of financial hedging, resulted in an increase of $742 million in revenues, which reflects the changes in benchmark prices and basis differentials.

- Average production volumes of 1,919 MMcfe/d increased 14 percent compared to 1,684 MMcfe/d in 2009, resulting in an increase of $305 million in revenues.

#### 2009 versus 2008

Operating Cash Flow of $3,455 million decreased $684 million primarily due to lower realized commodity prices and production volumes, partially offset by higher realized financial hedging gains, lower production and mineral taxes and lower operating expenses.

## Results by Key Area

| | Daily Production (MMcfe/d after royalties) | | | Capital ($ millions) | | | Drilling Activity (net wells drilled) [1] | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2010** | 2009 | 2008 | **2010** | 2009 | 2008 | **2010** | 2009 | 2008 |
| Jonah | **559** | 601 | 635 | **$ 374** | $ 346 | $ 526 | **112** | 108 | 175 |
| Piceance | **458** | 373 | 400 | **224** | 183 | 525 | **125** | 129 | 328 |
| East Texas | **348** | 324 | 335 | **206** | 343 | 640 | **16** | 38 | 78 |
| Haynesville | **303** | 71 | 10 | **1,261** | 541 | 137 | **106** | 49 | 7 |
| Fort Worth | **124** | 139 | 145 | **93** | 103 | 275 | **30** | 26 | 83 |
| Key Resource Plays | **1,792** | 1,508 | 1,525 | **2,158** | 1,516 | 2,103 | **389** | 350 | 671 |
| Other | **127** | 176 | 188 | **341** | 305 | 579 | **59** | 40 | 79 |
| Total USA Division | **1,919** | 1,684 | 1,713 | **$ 2,499** | $ 1,821 | $ 2,682 | **448** | 390 | 750 |

(1) Net drilling activity reflects changes in working interest and minor divestitures.

### Production Volumes

Produced Gas (MMcf/d)  Liquids (MMcfe/d)



- Average production volumes of 1,890 MMcfe/d increased 12 percent in the fourth quarter of 2010 compared to the same period of 2009. Average production volumes of 1,919 MMcfe/d increased 14 percent in 2010 compared to 2009.

- This increase in production is primarily due to drilling and operational success in Haynesville and Piceance as well as bringing on shut-in and curtailed production volumes. This is partially offset by natural declines and lower volumes of approximately 80 MMcfe/d in the fourth quarter and 65 MMcfe/d in 2010 due to net divestitures.

### Capital Investment

In 2009, capital investment was primarily focused on Haynesville, Jonah and East Texas. In 2010, capital investment was focused on Haynesville as well as other USA Division key resource plays.

### CANADA – OTHER

| | | | Pro Forma | | Consolidated | |
|---|---|---|---|---|---|---|
| ($ millions) | | **2010** | 2009 | 2008 | 2009 | 2008 |
| Revenues, Net of Royalties and excluding Hedging | | **$ –** | $ – | $ – | $ 3,239 | $ 6,017 |
| Realized Financial Hedging Gain (Loss) | | **–** | – | – | 984 | (322) |
| Expenses | | | | | | |
| Production and mineral taxes | | **–** | – | – | 39 | 75 |
| Transportation | | **–** | – | – | 596 | 963 |
| Operating | | **–** | – | – | 582 | 724 |
| Purchased product | | **–** | – | – | (85) | (151) |
| Operating Cash Flow | | **$ –** | $ – | $ – | $ 3,091 | $ 4,084 |

Canada – Other is comprised of upstream results from Canadian Plains and Integrated Oil – Canada operations, which were transferred to Cenovus as part of the November 30, 2009 Split Transaction. Under full cost accounting rules, the historical results are presented in continuing operations.

## MARKET OPTIMIZATION

| ($ millions) | 2010 | Pro Forma 2009 | Pro Forma 2008 | Consolidated 2009 | Consolidated 2008 |
|---|---|---|---|---|---|
| Revenues | $ 797 | $ 861 | $ 1,529 | $ 1,607 | $ 2,655 |
| Expenses | | | | | |
|   Operating | 33 | 16 | 27 | 26 | 45 |
|   Purchased product | 739 | 820 | 1,476 | 1,545 | 2,577 |
| Operating Cash Flow | 25 | 25 | 26 | 36 | 33 |
|   DD&A | 11 | 10 | 11 | 20 | 15 |
| Segment Income | $ 14 | $ 15 | $ 15 | $ 16 | $ 18 |

Market Optimization revenues and purchased product expenses relate to activities that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification.

Revenues and purchased product expenses decreased in 2010 compared to pro forma 2009 mainly due to lower volumes required for optimization, partially offset by higher commodity prices.

Pro forma revenues and purchased product expenses decreased in 2009 from 2008 due to lower commodity prices, partially offset by higher volumes required for optimization. Consolidated revenues and purchased product expenses decreased in 2009 from 2008 also due to these factors.

## CORPORATE AND OTHER

| ($ millions) | 2010 | Pro Forma 2009 | Pro Forma 2008 | Consolidated 2009 | Consolidated 2008 |
|---|---|---|---|---|---|
| Revenues | $ 969 | $ (2,028) | $ 1,992 | $ (2,615) | $ 2,719 |
| Expenses | | | | | |
|   Operating | (1) | 22 | (2) | 49 | (13) |
|   DD&A | 77 | 103 | 108 | 143 | 131 |
| Segment Income | $ 893 | $ (2,153) | $ 1,886 | $ (2,807) | $ 2,601 |

Revenues primarily represent unrealized hedging gains or losses related to financial natural gas and liquids hedge contracts. DD&A includes amortization of corporate assets, such as computer equipment, office furniture and leasehold improvements.

## EXPENSES

| ($ millions) | 2010 | Pro Forma [1] 2009 | Pro Forma [1] 2008 | Consolidated 2009 | Consolidated 2008 |
|---|---|---|---|---|---|
| Administrative | $ 359 | $ 359 | $ 329 | $ 477 | $ 447 |
| Interest, net | 501 | 371 | 368 | 405 | 402 |
| Accretion of asset retirement obligation | 46 | 37 | 40 | 71 | 77 |
| Foreign exchange (gain) loss, net | (216) | (312) | 673 | (22) | 423 |
| (Gain) loss on divestitures | 2 | 2 | (143) | 2 | (141) |
| Total Corporate Expenses | $ 692 | $ 457 | $ 1,267 | $ 933 | $ 1,208 |

(1) Pro Forma expenses exclude the costs related to the assets transferred to Cenovus and reflect adjustments for compensation and transaction costs.

### 2010 versus 2009

Total corporate expenses of $692 million increased $235 million from pro forma 2009 as a result of higher interest expense and lower foreign exchange gains. In the year ended December 31, 2010:

- Interest expense increased primarily due to a lower debt carrying value used to determine pro forma interest for 2009.

- Foreign exchange gains were $216 million compared to $312 million in 2009, primarily resulting from the revaluation of long-term debt due to fluctuation of the U.S./Canadian dollar exchange rate offset by foreign exchange losses arising from intercompany transaction settlements and revaluations of monetary assets and liabilities.

Total corporate expenses decreased $241 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus results in the 2009 consolidated comparatives.

### 2009 versus 2008

Pro forma corporate expenses of $457 million decreased $810 million from pro forma 2008 as a result of foreign exchange gains in 2009 compared to foreign exchange losses in 2008, partially offset by a 2008 gain on divestiture related to interests in Brazil. Consolidated corporate expenses of $933 million decreased $275 million from consolidated 2008 primarily due to these factors.

### INCOME TAX

| ($ millions) | 2010 | Pro Forma 2009 | Pro Forma 2008 | Consolidated 2009 | Consolidated 2008 |
|---|---|---|---|---|---|
| Current Income Tax | $ (213) | $ 550 | $ 568 | $ 1,908 | $ 997 |
| Future Income Tax | 774 | (438) | 1,297 | (1,799) | 1,723 |
| Total Income Tax | $ 561 | $ 112 | $ 1,865 | $ 109 | $ 2,720 |

Encana's effective tax rate was approximately 27 percent for 2010, 13 percent for pro forma 2009 and 35 percent for pro forma 2008. The effective tax rate was 6 percent for consolidated 2009 and 30 percent for consolidated 2008. The effective tax rate in any period is a function of the relationship between total tax (current and future) and the amount of net earnings before income taxes for the year. The effective tax rate differs from the statutory tax rate as it takes into consideration permanent differences, adjustments to estimates, changes to tax rates and other tax legislation in each jurisdiction. Permanent differences are comprised of a variety of items, including:

- The non-taxable portion of Canadian capital gains or losses;

- International financing; and

- Foreign exchange (gains) losses not included in net earnings.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As a result, there are usually tax matters under review. The Company believes that the provision for taxes is adequate.

### 2010 versus 2009

In 2010 compared to pro forma 2009:

- Current income tax expense, a recovery of $213 million, decreased $763 million primarily due to lower Cash Flow resulting from lower realized hedging gains partially offset by higher realized commodity prices and production volumes. Higher capital expenditures also contributed to the decrease in current income tax.

- Total income tax expense of $561 million increased $449 million due to higher net earnings before income tax primarily resulting from the combined impact of realized and unrealized hedging gains and higher realized commodity prices and production volumes.

Total income tax expense in 2010 increased $452 million from consolidated 2009 primarily due to the factors described above and the inclusion of the Cenovus upstream results in the 2009 consolidated comparatives.

## 2009 versus 2008

For pro forma 2009 compared to pro forma 2008:

- Current income tax expense of $550 million decreased $18 million primarily due to lower Cash Flow resulting from lower realized commodity prices and production volumes, partially offset by higher realized hedging gains.

- Total income tax expense of $112 million decreased $1,753 million primarily due to lower realized commodity prices and production volumes and lower combined realized and unrealized hedging gains.

Consolidated current income tax expense of $1,908 million increased $911 million from consolidated 2008 primarily due to the wind-up of the Company's Canadian oil and gas partnership which occurred in conjunction with the Split Transaction. Consolidated total income tax expense of $109 million decreased $2,611 million from consolidated 2008 primarily due to lower net earnings before income tax.

## DEPRECIATION, DEPLETION AND AMORTIZATION

| ($ millions) | 2010 | Pro Forma 2009 | Pro Forma 2008 | Consolidated 2009 | Consolidated 2008 |
|---|---|---|---|---|---|
| Canada | $ 1,242 | $ 1,096 | $ 1,286 | $ 1,980 | $ 2,198 |
| USA | 1,912 | 1,561 | 1,691 | 1,561 | 1,691 |
| Market Optimization | 11 | 10 | 11 | 20 | 15 |
| Corporate & Other | 77 | 103 | 108 | 143 | 131 |
| Total DD&A | $ 3,242 | $ 2,770 | $ 3,096 | $ 3,704 | $ 4,035 |

Encana uses full cost accounting for oil and gas activities and calculates DD&A on a country-by-country cost centre basis.

## 2010 versus 2009

Total DD&A of $3,242 million increased $472 million from pro forma 2009. The increase was the result of higher production volumes and a higher U.S./Canadian dollar exchange rate.

DD&A decreased $462 million from consolidated 2009 primarily due to inclusion of Cenovus in the 2009 consolidated comparatives, partially offset by the factors described above.

## 2009 versus 2008

Pro forma DD&A of $2,770 million decreased $326 million from pro forma 2008 due to lower production volumes and a lower U.S./Canadian dollar exchange rate. Consolidated DD&A of $3,704 million decreased $331 million from consolidated 2008 due to lower production volumes and a lower U.S./Canadian dollar exchange rate.

## DISCONTINUED OPERATIONS

Encana has rationalized its operations to focus on upstream natural gas exploration and production activities in North America. Former U.S. Downstream Refining operations, which were transferred to Cenovus as a result of the November 30, 2009 Split Transaction, are reported as discontinued operations. Net earnings from discontinued operations in 2009 was $32 million (2008 – $555 million loss).

## LIQUIDITY AND CAPITAL RESOURCES

| ($ millions) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net Cash From (Used In) | | | |
|     Operating activities | $ 2,365 | $ 7,873 | $ 8,986 |
|     Investing activities | (4,729) | (4,806) | (7,542) |
|     Financing activities | (1,284) | 835 | (1,439) |
|     Foreign exchange gain/(loss) on cash and cash equivalents held in foreign currency | 2 | 19 | (33) |
| Increase (Decrease) in Cash and Cash Equivalents | $ (3,646) | $ 3,921 | $ (28) |
| Pro Forma Net Cash from Operating Activities | | $ 5,041 | $ 6,224 |

## OPERATING ACTIVITIES

Net cash from operating activities in 2010 of $2,365 million decreased $2,676 million from pro forma 2009 of $5,041 million. This decrease is a result of items discussed in the Cash Flow section of this MD&A, as well as the change in non-cash working capital. The net change in non-cash working capital of ($1,990) million for 2010 reflects a one time $1,775 million tax payment which included the incremental tax accrued in 2009 related to the wind-up of the Company's Canadian oil and gas partnership. The wind-up occurred in conjunction with the Split Transaction.

Net cash from operating activities in 2009 decreased from 2008 primarily due to the items discussed in the Cash Flow section of this MD&A.

The Company had a working capital surplus of $78 million at December 31, 2010 compared to a surplus of $1,550 million at December 31, 2009. The surplus in 2009 primarily resulted from the proceeds received in conjunction with the Split Transaction. Encana expects that it will continue to meet the payment terms of its suppliers.

## INVESTING ACTIVITIES

Net cash used for investing activities in 2010 of $4,729 million decreased $77 million compared to consolidated 2009, which included $1,699 million of capital investment related to Cenovus operations. In 2010, capital investment for the Canadian and USA Divisions of $4,710 million increased $1,020 million and net divestitures decreased $687 million compared to 2009. Reasons for these changes are discussed under the Net Capital Investment and Divisional Results sections of this MD&A. Capital investment for 2010 was funded by Cash Flow and existing cash and cash equivalents on hand at the beginning of the year.

Consolidated net cash used for investing activities in 2009 of $4,806 million decreased $2,736 million from 2008 primarily due to lower capital investment and an increase in net divestitures.

## FINANCING ACTIVITIES

### Credit Facilities and Shelf Prospectuses

Encana's total long-term debt, including current portion, was $7,629 million at December 31, 2010 compared to $7,768 million at December 31, 2009. In 2010, the repayment of long-term debt was $200 million compared to a net repayment of $1,606 million for the same period in 2009, excluding the Cenovus notes. During 2009, in conjunction with the Split Transaction, Cenovus completed a private offering of unsecured notes for net proceeds of $3,468 million. Upon completion of the Split Transaction, Cenovus used the proceeds to settle the Cenovus notes due to Encana.

Encana maintains two committed bank credit facilities and a Canadian and a U.S. dollar shelf prospectus.

As at December 31, 2010, Encana had available unused committed bank credit facilities in the amount of $5.1 billion.

- Encana has in place a revolving bank credit facility for C$4.5 billion ($4.5 billion) that remains committed through October 2012.

- One of Encana's U.S. subsidiaries has in place a revolving bank credit facility for $565 million that remains committed through February 2013.

As at December 31, 2010, Encana had available unused capacity under shelf prospectuses for up to $6.0 billion.

- Encana has in place a shelf prospectus whereby it may issue from time to time up to C$2.0 billion, or the equivalent in foreign currencies, of debt securities in Canada. At December 31, 2010, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in June 2011.

- On April 1, 2010, Encana renewed a shelf prospectus whereby it may issue from time to time up to $4.0 billion, or the equivalent in foreign currencies, of debt securities in the United States. At December 31, 2010, $4.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions. The shelf prospectus expires in May 2012.

Encana is currently in compliance with, and expects that it will continue to be in compliance with, all financial covenants under its credit facility agreements and indentures.

## Normal Course Issuer Bid

Encana has received regulatory approval under Canadian securities law to purchase common shares under nine consecutive annual Normal Course Issuer Bids ("NCIB"). During 2010, the Company purchased 15.4 million common shares at an average price of approximately $32.42 for total consideration of approximately $499 million. During 2009, the Company did not purchase any of its common shares. During 2008, the Company purchased 4.8 million common shares for total consideration of approximately $326 million.

Encana is entitled to purchase, for cancellation, up to 36.8 million common shares under the current NCIB, which commenced December 14, 2010 and terminates on December 13, 2011. Shareholders may obtain a copy of the Company's Notice of Intention to make a Normal Course Issuer Bid by contacting investor.relations@encana.com.

## Dividends

Encana pays quarterly dividends to shareholders at the discretion of the Board of Directors. Dividend payments in 2010 were $590 million (2009 – $1,051 million; 2008 – $1,199 million) or $0.80 per share (2009 – $1.40 per share; 2008 – $1.60 per share). From the first quarter of 2008 to the completion of the Split Transaction, Encana paid a quarterly dividend of $0.40 per share. On December 31, 2009, after the Split Transaction, Encana paid a quarterly dividend of $0.20 per share. Encana continued to pay a quarterly dividend of $0.20 per share in 2010. On February 9, 2011, the Board of Directors declared a dividend of $0.20 per share payable on March 31, 2011.

## Outstanding Share Data

As at December 31, 2010, Encana had 736.3 million common shares outstanding (2009 – 751.3 million; 2008 – 750.4 million). As at February 15, 2011, Encana had 736.3 million common shares outstanding.

Employees have been granted stock options to purchase common shares under various plans. As at December 31, 2010, there were approximately 36.8 million outstanding stock options with Tandem Share Appreciation Rights ("TSARs") attached (20.4 million exercisable). A TSAR gives the holder the right to receive a common share or a cash payment equal to the excess of the market price of Encana's common share over the exercise price of the TSAR. The exercise of a TSAR for a cash payment does not result in the issuance of any additional Encana common shares and has no dilutive effect. Historically, most holders of these options have elected to exercise their TSARs for a cash payment.

## Financial Metrics

Debt to Capitalization and Debt to Adjusted EBITDA are two ratios Management uses as measures of the Company's overall financial strength to steward the Company's overall debt position. Encana aims for a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times. The Company's Debt to Capitalization and Debt to Adjusted EBITDA were within these ranges for 2010, consolidated 2009 and consolidated 2008. The Company's 2009 pro forma Debt to Adjusted EBITDA was slightly higher than its range primarily due to the depressed natural gas prices experienced during 2009.

| | Pro Forma | | Consolidated | |
|---|---|---|---|---|
| (as at December 31) | **2010** | 2009 | 2009 | 2008 |
| Debt to Capitalization [1,2] | **31%** | 32% | 32% | 28% |
| Debt to Adjusted EBITDA [1,2,3] | **1.4x** | 2.1x | 1.3x | 0.6x |

(1) Debt is defined as long-term debt including current portion.
(2) A non-GAAP measure, which is defined under the Non-GAAP Measures section of this MD&A.
(3) Calculated on a trailing 12-month basis.

## CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

### CONTRACTUAL OBLIGATIONS

The following table outlines the contractual obligations and commitments of the Company. In addition, the Company has made commitments related to its risk management program as disclosed in Note 17 to the Consolidated Financial Statements. The Company has an obligation to fund its defined benefit pension and other post-employment benefit plans as disclosed in Note 16 to the Consolidated Financial Statements. The Company expects its 2011 commitments to be funded from Cash Flow.

| | | | Expected Payment Date | | |
| --- | --- | --- | --- | --- | --- |
| ($ millions) | 2011 | 2012 to 2013 | 2014 to 2015 | 2016+ | Total |
| Long-Term Debt [1] | $ 500 | $ 1,003 | $ 1,000 | $ 5,154 | $ 7,657 |
| Asset Retirement Obligation | 56 | 99 | 87 | 4,454 | 4,696 |
| Pipeline Transportation and Processing | 687 | 1,485 | 1,493 | 3,416 | 7,081 |
| Purchases of Goods and Services [2] | 974 | 564 | 302 | 400 | 2,240 |
| Office Rent [3,5] | 81 | 383 | 376 | 3,206 | 4,046 |
| Capital Commitments | 199 | 120 | - | 38 | 357 |
| Total | $ 2,497 | $ 3,654 | $ 3,258 | $ 16,668 | $ 26,077 |
| Cenovus's Share of Costs [4,5] | $ 119 | $ 224 | $ 156 | $ 1,528 | $ 2,027 |

(1) Principal component only. See Note 12 to the Consolidated Financial Statements.

(2) Includes a commitment of $667 million related to the Production Field Centre for the Deep Panuke project currently recorded as an asset under construction. See Note 4 to the Consolidated Financial Statements. This is expected to be recorded as an eight year capital lease upon commencement of operations.

(3) Primarily related to office space associated with The Bow. Tenant improvements for The Bow are included under Capital Commitments.

(4) Tenant costs associated with The Bow as well as current office space lease arrangements remain with Encana. Cenovus and Encana have entered into an agreement to share in the costs.

(5) The discounted value of The Bow lease payments using the rate implicit in the lease for 2016 and beyond is $1,140 million ($570 million net of Cenovus's share of the costs).

### Variable Interest Entities ("VIEs")

In 2007 and 2008, Encana acquired certain land and property in Louisiana and Texas. Three transactions were facilitated by unrelated parties. These unrelated parties held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes for $457 million, $101 million and $2.55 billion. During the six-month period following the transactions, each unrelated party represented an interest in a VIE whereby Encana was the primary beneficiary and consolidated the respective unrelated party. Upon completion of each arrangement, the assets were transferred to Encana.

### CONTINGENCIES

### Legal Proceedings

Encana is involved in various legal claims associated with the normal course of operations and believes it has made adequate provision for such legal claims.

### RISK MANAGEMENT

Encana's business, prospects, financial condition, results of operation and cash flows, and in some cases its reputation, are impacted by risks that are categorized as follows:

- financial risks;
- operational risks; and
- safety, environmental and regulatory risks.

Issues affecting, or with the potential to affect, Encana's reputation are generally of a strategic nature or emerging issues that can be identified early and then managed, but occasionally include unforeseen issues that arise unexpectedly and must be managed on an urgent basis. Encana takes a proactive approach to the identification and management of issues that affect the Company's reputation and has established consistent and clear policies, procedures, guidelines and responsibilities for identifying and managing these issues.

Encana has a strong financial position and continues to implement its business model of focusing on developing low-risk and low-cost long-life resource plays, which allows the Company to respond well to market uncertainties. Management adjusts financial and operational risk strategies to proactively respond to changing economic conditions and to mitigate or reduce risk.

### Financial Risks

Encana defines financial risks as the risk of loss or lost opportunity resulting from financial management and market conditions that could have a positive or negative impact on Encana's business.

Financial risks include, but are not limited to:

- market pricing of natural gas;
- credit and liquidity;
- foreign exchange rates; and
- interest rates.

Encana partially mitigates its exposure to financial risks through the use of various financial instruments and physical contracts. The use of derivative financial instruments is governed under formal policies and is subject to limits established by the Board of Directors ("Board"). All financial and foreign exchange agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings.

Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of price risk to achieve investment returns and growth objectives, while maintaining prescribed financial metrics.

To partially mitigate the natural gas commodity price risk, the Company enters into swaps, which fix NYMEX prices. To help protect against varying natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points. Further information, including the details of Encana's financial instrument, as of December 31, 2010, is disclosed in Note 17 to the Consolidated Financial Statements.

Counterparty and credit risks are regularly and proactively managed. A substantial portion of Encana's accounts receivable is with customers in the oil and gas industry. This credit exposure is mitigated through the use of Board-approved credit policies governing the Company's credit portfolio and with credit practices that limit transactions according to counterparties' credit quality and transactions that are fully collateralized.

Encana closely monitors the Company's ability to access cost effective credit and that sufficient cash resources are in place to fund capital investment and dividend payments. The Company manages liquidity risk through cash and debt management programs, including maintaining a strong balance sheet and significant unused credit facilities. The Company also has access to a wide range of funding alternatives at competitive rates, including commercial paper, capital market debt and bank loans.

As a means of mitigating the exposure to fluctuations in the U.S./Canadian dollar exchange rate, Encana may enter into foreign exchange contracts. Gains or losses on these contracts are recognized when the difference between the average month spot rate and the rate on the date of settlement is determined. By maintaining U.S. and Canadian operations, Encana has a natural hedge to some foreign exchange exposure.

Encana also maintains a mix of both U.S. dollar and Canadian dollar debt, which helps to offset the exposure to the fluctuations in the U.S./Canadian dollar exchange rate. In addition to direct issuance of U.S. dollar denominated debt, the Company may enter into cross currency swaps on a portion of its debt as a means of managing the U.S./Canadian dollar debt mix.

The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt. Encana may enter into interest rate swap transactions from time to time as an additional means of managing the fixed/floating rate debt portfolio mix.

### Operational Risks

Operational risks are defined as the risk of loss or lost opportunity resulting from the following:

- reserve replacement;
- capital activities; and
- operating activities.

The Company's ability to operate, generate cash flows, complete projects, and value reserves is dependent on financial risks, including commodity prices mentioned above, continued market demand for its products and other risk factors outside of its control, which include: general business and market conditions; economic recessions and financial market turmoil; the ability to secure and maintain cost effective financing for its commitments; environmental and regulatory matters; unexpected cost increases; royalties; taxes; the availability of drilling and other equipment; the ability to access lands; weather; the availability of processing capacity; the availability and proximity of pipeline capacity; technology failures; accidents; the availability of skilled labour; and reservoir quality.

If Encana fails to acquire or find additional natural gas reserves, its reserves and production will decline materially from their current levels and, therefore, its cash flows are highly dependent upon successfully exploiting current reserves and acquiring, discovering or developing additional reserves.

To mitigate these risks, as part of the capital approval process, the Company's projects are evaluated on a fully risked basis, including geological risk and engineering risk. In addition, the asset teams undertake a thorough review of previous capital programs to identify key learnings, which often include operational issues that positively and negatively impacted project results. Mitigation plans are developed for the operational issues that had a negative impact on results. These mitigation plans are then incorporated into the current year plan for the project. On an annual basis, these results are analyzed for Encana's capital program with the results and identified learnings shared across the Company.

A peer review process is used to ensure that capital projects are appropriately risked and that knowledge is shared across the Company. Peer reviews are undertaken primarily for exploration projects and early stage resource plays, although they may occur for any type of project.

When making operating and investing decisions, Encana's business model allows flexibility in capital allocation to optimize investments focused on project returns, long-term value creation, and risk mitigation. Encana also mitigates operational risks through a number of other policies, systems and processes as well as by maintaining a comprehensive insurance program.

### Safety, Environmental and Regulatory Risks

The Company is committed to safety in its operations and has high regard for the environment and stakeholders, including regulators. The Company's business is subject to all of the operating risks normally associated with the exploration for, development of and production of natural gas and liquids and the operation of midstream facilities. When assessing the materiality of environmental risk factors, Encana takes into account a number of qualitative and quantitative factors, including, but not limited to, financial, operational, reputational and regulatory aspects of the identified risk factor. These risks are managed by executing policies and standards that are designed to comply with or exceed government regulations and industry standards. In addition, Encana maintains a system that identifies, assesses and controls safety, security and environmental risk and requires regular reporting to Senior Management and the Board of Directors. The Corporate Responsibility, Environment, Health & Safety Committee of Encana's Board of Directors provides recommended environmental policies for approval by Encana's Board of Directors and oversees compliance with laws and regulations. Monitoring and reporting programs for environmental, health and safety performance in day-to-day operations, as well as inspections and audits, are designed to provide assurance that environmental and regulatory standards are met. Contingency plans are in place for a timely response to environmental events and remediation/reclamation strategies are utilized to restore the environment.

Encana's operations are subject to regulation and intervention by governments that can affect or prohibit the drilling, completion, including hydraulic fracturing and tie-in of wells, production, the construction or expansion of facilities and the operation and abandonment of fields. Changes in government regulation could impact the Company's existing and planned projects as well as impose a cost of compliance.

One of the processes Encana monitors relates to hydraulic fracturing. Hydraulic fracturing is used throughout the oil and gas industry where fracturing fluids are utilized to develop the reservoir. This process has been used in the oil and gas industry for approximately 60 years. Encana uses multiple techniques to fully understand the effect of each hydraulic fracturing operation it conducts. In all Encana operations, rigorous water management and protection is an essential part of this process. Hydraulic fracturing processes are strictly regulated by various state and provincial government agencies. Encana meets and, in many cases exceeds, the requirements set out by the regulators. Encana is committed to working collaboratively with our industry peers, trade associations, fluid suppliers and regulators to identify, develop and advance responsible hydraulic fracturing best practices. More information on hydraulic fracturing can be accessed on the Company's website at www.encana.com.

### Climate Change

A number of federal, provincial and state governments have announced intentions to regulate greenhouse gases ("GHG") and certain other air emissions. While some jurisdictions have provided details on these regulations, it is anticipated that other jurisdictions will announce emission reduction plans in the future. As these federal and regional programs are under development, Encana is unable to predict the total impact of the potential regulations upon its business. Therefore, it is possible that the Company could face increases in operating and capital costs in order to comply with GHG emissions legislation. However, Encana will continue to work with governments to develop an approach to deal with climate change issues that protects the industry's competitiveness, limits the cost and administrative burden of compliance and supports continued investment in the sector.

The Alberta Government has set targets for GHG emissions reductions. In March 2007, regulations were amended to require facilities that emit more than 100,000 tonnes of GHG emissions per year to reduce their emissions intensity by 12 percent from a regulated baseline starting July 1, 2007. To comply, companies can make operating improvements, purchase carbon offsets or make a C$15 per tonne contribution to an Alberta Climate Change and Emissions Management Fund. In Alberta, Encana has one facility covered under the emissions regulations. The forecast cost of carbon associated with the Alberta regulations is not material to Encana at this time and is being actively managed.

In British Columbia, effective July 1, 2008, a 'revenue neutral carbon tax' was applied to virtually all fossil fuels, including diesel, natural gas, coal, propane, and home heating fuel. The tax applies to combustion emissions and to the purchase or use of fossil fuels within the province. The rate started at C$10 per tonne of carbon equivalent emissions, is currently C$20 per tonne and rises to C$30 per tonne by 2012. The forecast cost of carbon associated with the British Columbia regulations is not material to Encana at this time and is being actively managed.

The American Clean Energy and Security Act ("ACESA") was passed by the U.S. House of Representatives in June of 2009 but failed to gain sufficient support in the U.S. Senate in 2010. The ACESA proposed climate change legislation which would have established a GHG cap-and-trade system and provided incentives for the development of renewable energy. Subsequently, the current U.S. Administration has directed the U.S. Environmental Protection Agency ("EPA") to exercise new authority under the Clean Air Act to regulate GHG emissions. Under the Clean Air Act, the EPA is required to set industry-specific standards for new and existing sources that emit GHGs above a certain threshold. The EPA has announced its intention to develop such standards for power plants and refineries in 2011 but has made no significant announcements pertaining to natural gas exploration and production. Encana will continue to monitor these developments closely during 2011.

Encana intends to continue its activity to reduce its emissions intensity and improve its energy efficiency. The Company's efforts with respect to emissions management are founded on the following key elements:

- significant production weighting in natural gas;

- focus on energy efficiency and the development of technology to reduce GHG emissions; and

- involvement in the creation of industry best practices.

Encana's strategy for addressing the implications of emerging carbon regulations is proactive and is composed of three principal elements:

- *Manage Existing Costs*
  When regulations are implemented, a cost is placed on Encana's emissions (or a portion thereof) and while these are not material at this stage, they are being actively managed to ensure compliance. Factors such as effective emissions tracking and attention to fuel consumption help to support and drive the Company's focus on cost reduction.

- *Respond to Price Signals*
  As regulatory regimes for GHGs develop in the jurisdictions where Encana works, inevitably price signals begin to emerge. The Company has initiated an Environmental Efficiency Initiative in an effort to improve the energy efficiency of its operations. The price of potential carbon reductions plays a role in the economics of the projects that are implemented. In response to the anticipated price of carbon, Encana is also attempting, where appropriate, to realize the associated value of its reduction projects.

- *Anticipate Future Carbon Constrained Scenarios*
  Encana continues to work with governments, academics and industry leaders to develop and respond to emerging GHG regulations. By continuing to stay engaged in the debate on the most appropriate means to regulate these emissions, the Company gains useful knowledge that allows it to explore different strategies for managing its emissions and costs. These scenarios influence Encana's long-range planning and its analyses on the implications of regulatory trends.

Encana monitors developments in emerging climate change policy and legislation, and considers the associated costs of carbon in its strategic planning. Management and the Board review the impact of a variety of carbon constrained scenarios on its strategy, with a current price range from approximately $10 to $50 per tonne of emissions applied to a range of emissions coverage levels. Encana also examines the impact of carbon regulation on its major projects. Although uncertainty remains regarding potential future emissions regulation, Encana's plan is to continue to assess and evaluate the cost of carbon relative to its investments across a range of scenarios.

Encana recognizes that there is a cost associated with carbon emissions. Encana is confident that GHG regulations and the cost of carbon at various price levels have been adequately considered as part of its business planning and scenarios analyses. Encana believes that the resource play strategy is an effective way to develop the resource, generate shareholder returns and coordinate overall environmental objectives with respect to carbon, air emissions, water and land. Encana is committed to transparency with its stakeholders and will keep them apprised of how these issues affect operations. Additional detail on Encana's GHG emissions is available in the Corporate Responsibility Report that is available on the Company's website at www.encana.com.

## ACCOUNTING POLICIES AND ESTIMATES

### NEW ACCOUNTING STANDARDS ADOPTED

On January 1, 2010, Encana adopted the following Canadian Institute of Chartered Accountants ("CICA") Handbook sections:

- "Business Combinations", Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard has had no material impact on the accounting treatment of business combinations entered into after January 1, 2010.

- "Consolidated Financial Statements", Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard has had no material impact on Encana's Consolidated Financial Statements.

- "Non-controlling Interests", Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in the consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no material impact on Encana's Consolidated Financial Statements.

The above CICA Handbook sections are converged with IFRS. Encana will be required to report its results in accordance with IFRS beginning in 2011.

### INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Company is executing a changeover plan to complete the transition to IFRS for 2011 financial reporting, which includes the preparation of 2010 required comparative information. Based on current International standards, Encana expects IFRS will not have a major impact on the Company's operations, strategic decisions, Cash Flow or capital expenditures. The adoption of the IFRS upstream accounting principles continues to be the Company's most significant area of impact, which is described further below. Encana is on schedule with its changeover plan.

### Encana's IFRS Changeover Plan

The key elements of the Company's changeover plan include:

- determine appropriate changes to accounting policies and required amendments to financial disclosures;

- identify and implement changes in associated processes and information systems;

- comply with internal control requirements;

- communicate collateral impacts to internal business groups; and

- educate and train internal and external stakeholders.

As of December 31, 2010, Encana continues to make significant progress on its changeover plan. The Company has analyzed accounting policy alternatives and drafted its IFRS accounting policies. Process and system changes have been implemented for significant areas of impact, while adhering to internal control requirements. Information system changes have been tested and implemented to capture the required 2010 IFRS comparative data. IFRS education and training sessions have been held with internal stakeholders.

Encana has completed its January 1, 2010 IFRS opening balance sheet based on its draft accounting policies. In addition, the Company is analyzing the IFRS adjustments up to December 31, 2010. Encana's external auditors have carried out certain initial audit procedures on the IFRS opening balance sheet impacts and have started reviewing the IFRS impacts up to September 30, 2010.

Encana continues to monitor new and amended accounting standards issued by the International Accounting Standards Board to determine the impact on the Company's results, if any.

## Expected Accounting Policy Impacts

Encana's significant areas of impact remain unchanged and include property, plant and equipment ("PP&E"), asset retirement obligation ("ARO"), impairment testing, stock-based compensation and income taxes. The following discussion provides an overview of these areas, as well as the exemptions available under IFRS 1, *First-time Adoption of International Financial Reporting Standards*. In general, IFRS 1 requires first time adopters to retrospectively apply IFRS, although it does provide optional and mandatory exemptions to these requirements.

The January 1, 2010 opening balance sheet expected impacts are discussed below and result from the Company's draft policies based on International standards which are currently issued and are expected to be in place for Encana's first annual reporting period of December 31, 2011. The IFRS opening balance sheet impacts have had no effect on the Company's January 1, 2010 debt to capitalization ratio of 32 percent.

A reconciliation of the Company's 2010 Canadian GAAP financial statements to IFRS has not been finalized. Accordingly, the impact of adopting IFRS on the Company's financial position and results of operations as at and for the year ended December 31, 2010 will be disclosed in April 2011.

### Property, Plant and Equipment

Under Canadian GAAP, Encana follows the CICA's guideline on full cost accounting in which all costs directly associated with the acquisition of, the exploration for, and the development of natural gas and crude oil reserves are capitalized on a country-by-country cost centre basis. Costs accumulated within each country cost centre are depleted using the unit-of-production method based on proved reserves determined using estimated future prices and costs. Upon transition to IFRS, Encana will be required to adopt new accounting policies for upstream activities, including pre-exploration costs, exploration and evaluation costs and development costs.

Pre-exploration costs are those expenditures incurred prior to obtaining the legal right to explore and must be expensed under IFRS. Currently, Encana capitalizes and depletes pre-exploration costs within the country cost centre. In 2009, these costs were not material to Encana.

Exploration and evaluation costs are those expenditures for an area or project for which technical feasibility and commercial viability have not yet been determined. Under IFRS, Encana will initially capitalize these costs as exploration and evaluation assets on the balance sheet. When the area or project is determined to be technically feasible and commercially viable, the costs will be transferred to PP&E. Unrecoverable exploration and evaluation costs associated with an area or project will be expensed.

Development costs include those expenditures for areas or projects where technical feasibility and commercial viability have been determined. Under IFRS, Encana will continue to capitalize these costs within PP&E on the balance sheet. However, the costs will be depleted on a unit-of-production basis over an area level (unit of account) instead of the country cost centre level currently utilized under Canadian GAAP. Encana has drafted the areas and the inputs to be utilized in the unit-of-production depletion calculation.

Under IFRS, upstream divestitures will generally result in a gain or loss recognized in net earnings. Under Canadian GAAP, proceeds from divestitures are normally deducted from the full cost pool without recognition of a gain or loss unless the deduction would result in a change to the depletion rate of 20 percent or greater, in which case a gain or loss is recorded.

Encana will adopt the IFRS 1 exemption, which allows the Company to deem its January 1, 2010 IFRS upstream asset costs to be equal to its Canadian GAAP historical upstream net book value. On January 1, 2010, the IFRS exploration and evaluation assets will be approximately $1.9 billion, which is equal to the Canadian GAAP unproved properties balance. The IFRS development costs will be equal to the full cost pool balance. Encana allocated this upstream full cost pool over proved reserves to establish the area level depletion units.

### Asset Retirement Obligation

Under Canadian GAAP, ARO is measured as the estimated fair value of the retirement and decommissioning expenditures expected to be incurred. Existing liabilities are not re-measured using current discount rates. Under IFRS, ARO is measured as the best estimate of the expenditure to be incurred and requires the use of current discount rates at each re-measurement date. Generally, the change in discount rates results in a balance being added to or deducted from PP&E.

As a result of Encana's use of the IFRS 1 upstream asset exemption, the Company is required to revalue its January 1, 2010 ARO balance recognizing the adjustment in retained earnings. Encana expects to recognize an increase in the obligation of less than $50 million with a corresponding reduction to retained earnings on the IFRS opening balance sheet.

## Impairment

Under Canadian GAAP, Encana is required to recognize an upstream impairment loss if the carrying amount exceeds the undiscounted cash flows from proved reserves for a country cost centre. If an impairment loss is to be recognized, it is then measured at the amount the carrying value exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties. Impairments recognized under Canadian GAAP are not reversed.

Under IFRS, Encana is required to recognize and measure an upstream impairment loss if the carrying value exceeds the recoverable amount for a cash-generating unit. Under IFRS, the recoverable amount is the higher of fair value less cost to sell and value in use. Impairment losses, other than goodwill, are reversed under IFRS when there is an increase in the recoverable amount. Encana will group its upstream assets into cash-generating units based on the independence of cash inflows from other assets or other groups of assets. Encana does not expect to recognize an asset impairment on the IFRS opening balance sheet.

## Stock-Based Compensation

Share units issued under Encana's stock-based compensation plans that are accounted for using the intrinsic value method under Canadian GAAP will be required to be fair valued under IFRS. The intrinsic value of a share unit is the amount by which Encana's stock price exceeds the exercise price of a share unit. The fair value of a share unit is determined utilizing a model, such as the Black-Scholes-Merton model. Encana will use the IFRS 1 exemption under which share units that were vested prior to January 1, 2010 are not required to be retrospectively restated.

Encana expects to recognize an increase in the stock-based compensation liability of less than $50 million with a corresponding reduction to retained earnings on the IFRS opening balance sheet.

## Income Taxes

In transitioning to IFRS, the Company's deferred tax liability will be impacted by the tax effects resulting from the IFRS changes discussed in this section of the MD&A. Encana expects to recognize a decrease in the deferred tax liability of less than $50 million with a corresponding increase to retained earnings on the IFRS opening balance sheet.

## Other IFRS 1 Considerations

As permitted by IFRS 1, Encana's foreign currency translation adjustment, currently the only balance in Encana's accumulated other comprehensive income, will be deemed to be zero and the balance of $755 million will be reclassified to retained earnings on January 1, 2010. There is no impact to Encana's shareholders' equity as a result of this reclassification. Retrospective restatement of foreign currency translation adjustments under IFRS principles will not be performed.

Business combinations and joint ventures entered into prior to January 1, 2010 will not be retrospectively restated using IFRS principles.

With respect to employee benefit plans, cumulative unamortized actuarial gains and losses will be charged to retained earnings on January 1, 2010. As such, they will not be retrospectively restated using IFRS principles. Encana expects to recognize an increase in the pension liability of less than $100 million with a corresponding reduction to retained earnings on the IFRS opening balance sheet.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management is required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. A summary of Encana's significant accounting policies can be found in Note 1 to the Consolidated Financial Statements. The following discussion outlines the accounting policies and practices involving the use of estimates that are critical to determining Encana's financial results.

### Full Cost Accounting and Oil and Gas Reserves

As previously described, Encana follows full cost accounting for oil and gas activities. Reserves estimates can have a significant impact on earnings, as they are a key input to the Company's DD&A calculations and impairment tests. A downward revision in reserves estimates could result in a higher DD&A charge against net earnings. An impairment of upstream assets is recognized when the net capitalized costs exceed the undiscounted cash flows from proved reserves for a country cost centre. If an impairment is to be recognized, it is then measured at the amount the carrying value exceeds the sum of the fair value of the proved and probable reserves and the costs of unproved properties. A downward revision in reserves estimates could result in the recognition of an impairment charged against retained earnings. As at December 31, 2010, Encana has determined that no write-down to its upstream assets is required under Canadian GAAP.

All of Encana's oil and gas reserves and resources are evaluated and reported on by independent qualified reserves evaluators. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Reserves estimates can be revised upward or downward based on the results of future drilling, testing, production levels and economics of recovery based on cash flow forecasts. Contingent resources are not classified as reserves due to the absence of a commercial development plan that includes a firm intent to develop within a reasonable time frame.

## Asset Retirement Obligations

Asset retirement obligations are legal obligations associated with the requirement to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made. The asset retirement cost is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.

The asset retirement obligation is estimated by discounting the expected future cash flows of the settlement. The discounted cash flows are based on estimates of reserve lives, retirement costs, discount rate and future inflation rate. These estimates will impact earnings through accretion on the asset retirement liability in addition to the depletion of the asset retirement cost included in PP&E. Actual expenditures incurred are charged against the accumulated obligation.

## Goodwill

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed by Encana for impairment annually. To assess impairment, the fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

The fair value used in the impairment test is based on estimates of discounted future cash flows which involves assumptions on commodity prices, natural gas and liquids reserves, future expenses and discount rates. Encana has assessed its goodwill for impairment as at December 31, 2010 and has determined that no write-down is required.

## Income Taxes

Encana follows the liability method of accounting for income taxes. Under this method, future income taxes are estimated and recorded for the effect of any difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings in the period that the change occurs.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty and the interpretations can impact net earnings through the income tax expense arising from the changes in future income tax assets and liabilities.

## Derivative Financial Instruments

As described in the Risk Management section of this MD&A, derivative financial instruments are used by Encana to manage its exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company's policy is to not use derivative financial instruments for speculative purposes.

Derivative financial instruments that do not qualify, or are not designated, as hedges for accounting are recorded at fair value. Instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses are recognized in revenues as the contracts are settled. Unrealized gains and losses are recognized in revenue at the end of each respective reporting period based on the change in fair value. The estimate of fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts. The estimated fair value of financial assets and liabilities is subject to measurement uncertainty.

For 2008 through to 2010, the Company elected not to designate any of its derivative financial instruments as hedges for accounting. As a result, the changes in fair value of the derivative instruments were recorded in Net Earnings.

## NON-GAAP MEASURES

This MD&A contains certain non-GAAP measures commonly used in the oil and gas industry and by Encana to provide shareholders and potential investors with additional information regarding the Company's liquidity and ability to generate funds to finance operations.

### Cash Flow

Cash Flow is a non-GAAP measure defined as cash from operating activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations. Cash Flow is commonly used in the oil and gas industry and by Encana to assist Management and investors in measuring the Company's ability to finance capital programs and meet financial obligations.

### Operating Earnings

Operating Earnings is a non-GAAP measure that adjusts Net Earnings by non-operating items that Management believes reduces the comparability of the Company's underlying financial performance between periods. Operating Earnings is commonly used in the oil and gas industry and by Encana to provide investors with information that is more comparable between periods.

Operating Earnings is defined as Net Earnings excluding the after-tax gains/losses on discontinuance, after-tax effect of unrealized hedging gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada and the partnership contribution receivable, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

### Capitalization and Debt to Capitalization

Capitalization is a non-GAAP measure defined as long-term debt including current portion plus shareholders' equity. Debt to Capitalization is a non-GAAP measure of the Company's overall financial strength used by Management to steward the Company's overall debt position.

### Adjusted EBITDA and Debt to Adjusted EBITDA

Trailing 12-month Adjusted EBITDA is a non-GAAP measure defined as Net Earnings from Continuing Operations before gains or losses on divestitures, income taxes, foreign exchange gains or losses, interest net, accretion of asset retirement obligation and DD&A. Debt to Adjusted EBITDA is also used by Management as a measure of the Company's overall financial strength to steward the Company's overall debt position.

### ADDITIONAL RECONCILIATIONS OF NON-GAAP MEASURES

### Reconciliation of Consolidated Cash Flow to Pro Forma Cash Flow

| | Three months ended December 31 | Year Ended December 31 | |
| --- | --- | --- | --- |
| ($ millions, except per share amounts) | 2009 | 2009 | 2008 |
| Cash Flow | $ 603 | $ 6,779 | $ 9,386 |
| Less: Cenovus Carve-out [1] | (15) | 2,232 | 3,088 |
| Add/(Deduct) Pro Forma adjustments | 312 | 474 | 56 |
| Pro Forma Cash Flow | $ 930 | $ 5,021 | $ 6,354 |
| Per share amounts | | | |
| Consolidated Cash Flow – Basic | $ 0.80 | $ 9.03 | $ 12.51 |
| – Diluted | $ 0.80 | $ 9.02 | $ 12.48 |
| Pro Forma Cash Flow – Basic | $ 1.24 | $ 6.69 | $ 8.47 |
| – Diluted | $ 1.24 | $ 6.68 | $ 8.45 |

(1) Cenovus Energy was spun-off on November 30, 2009. Consolidated results prior to the spin-off include Cenovus.

## Reconciliation of Consolidated Operating Earnings to Pro Forma Operating Earnings

| ($ millions, except per share amounts) | Three months ended December 31 2009 | Year Ended December 31 2009 | 2008 |
|---|---|---|---|
| Operating Earnings | $ 855 | $ 3,495 | $ 4,405 |
| Less: Cenovus Carve-out [1] | 64 | 1,224 | 1,629 |
| Add/(Deduct) Pro Forma adjustments | (418) | (504) | (171) |
| Pro Forma Operating Earnings | $ 373 | $ 1,767 | $ 2,605 |
| Per share amounts | | | |
| Consolidated Operating Earnings – Diluted | $ 1.14 | $ 4.65 | $ 5.86 |
| Pro Forma Operating Earnings – Diluted | $ 0.50 | $ 2.35 | $ 3.47 |

(1) Cenovus Energy was spun-off on November 30, 2009. Consolidated results prior to the spin-off include Cenovus.

## Reconciliation of Consolidated Net Earnings to Pro Forma Net Earnings

| ($ millions, except per share amounts) | Three months ended December 31 2009 | Year Ended December 31 2009 | 2008 |
|---|---|---|---|
| Net Earnings | $ 636 | $ 1,862 | $ 5,944 |
| Less: Cenovus Carve-out [1] | (15) | 609 | 2,368 |
| Add/(Deduct) Pro Forma adjustments | (418) | (504) | (171) |
| Pro Forma Net Earnings | $ 233 | $ 749 | $ 3,405 |
| Per share amounts | | | |
| Consolidated Net Earnings – Basic | $ 0.85 | $ 2.48 | $ 7.92 |
| – Diluted | $ 0.85 | $ 2.48 | $ 7.91 |
| Pro Forma Net Earnings – Basic | $ 0.31 | $ 1.00 | $ 4.54 |
| – Diluted | $ 0.31 | $ 1.00 | $ 4.53 |

(1) Cenovus Energy was spun-off on November 30, 2009. Consolidated results prior to the spin-off include Cenovus.

## ADVISORY

### FORWARD-LOOKING STATEMENTS

In the interest of providing Encana shareholders and potential investors with information regarding the Company and its subsidiaries, including Management's assessment of Encana's and its subsidiaries' future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively referred to herein as "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project" or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this document include, but are not limited to, statements with respect to: ability to meet 2011 strategy to balance near term market uncertainty with capital investment for long-term growth; projections contained in the 2011 Corporate Guidance (including estimates of cash flow per share, upstream operating cash flow, natural gas and NGLs production, growth per share, capital investment, net divestitures, and operating costs); doubling production per share over five years from 2009 levels; potential completion of a joint venture transaction with PetroChina; projections relating to the adequacy of the Company's provision for taxes; projections with respect to natural gas production from resource plays; the flexibility of capital spending plans and the source of funding therefore; the effect of the Company's risk management program, including the impact of derivative financial instruments; the impact of the changes and proposed changes in laws and regulations, including greenhouse gas, carbon and climate change initiatives on the Company's operations and operating costs; projections that the Company's Bankers' Acceptances and Commercial Paper Program will continue to be fully supported by committed credit facilities and term loan facilities and the ability of the Company to maintain its investment grade credit ratings; the Company's continued compliance with financial covenants under its credit facilities; the Company's ability to pay its creditors, suppliers, commitments and fund its 2011 capital program and pay dividends to shareholders; the effect of the Company's risk mitigation policies, systems, processes and insurance program; the Company's expectations for future Debt to Capitalization and Debt to Adjusted EBITDA ratios; the expected impact and timing of various accounting pronouncements, rule changes and standards, including IFRS, on the Company and its Consolidated Financial Statements; reserves estimates, including reserves estimates under different price cases; target to become highest-growth, lowest-cost natural gas producer in North America; estimates of economic contingent resources, reserves life index, drilling locations and years of drilling inventory; projection to lower supply cost in the next three to five years; success of resource play hub model and other improvements to reduce cost and improve efficiencies; projected Haynesville production by 2014; ability to make share purchases under the Company's Normal Course Issuer Bid; increase in natural gas demand from the transportation and power generation industries, including Company's estimates for natural gas demand and use by 2025; and projections that natural gas represents an abundant, secure, long-term supply of energy to meet North American needs. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the Company's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These assumptions, risks and uncertainties include, among other things: volatility of and assumptions regarding commodity prices; assumptions based upon Encana's current guidance; the risk that the Company may not conclude potential joint venture arrangements with PetroChina or others as a result of various conditions not being met and raise third party capital investments; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the Company's and its subsidiaries' marketing operations, including credit risks; imprecision of reserves and resources estimates and estimates of recoverable quantities of natural gas and liquids from resource plays and other sources not currently classified as proved, probable or possible reserves or economic contingent resources; the Company's and its subsidiaries' ability to replace and expand reserves; marketing margins; potential disruption or unexpected technical difficulties in developing new facilities; unexpected cost increases or technical difficulties in constructing or modifying processing facilities; risks associated with technology; the Company's ability to generate sufficient cash flow from operations to meet its current and future obligations; the Company's ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the Company's and its subsidiaries' ability to secure adequate product transportation; changes in royalty, tax, environmental, greenhouse gas, carbon, accounting and other laws or regulations or the interpretations of such laws or regulations; political and economic conditions in the countries in which the Company and its subsidiaries operate; terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the Company and its subsidiaries; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Encana. Although Encana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive. Forward-looking statements with respect to anticipated production, reserves and production growth, including statements of doubling production per share over five years, are based upon numerous facts and assumptions including a projected capital program averaging approximately $6 billion per year that underlies the long range plan of Encana which is subject to review annually and to such revision for factors including the outlook for natural gas commodity prices and the expectations for capital investment by the Company, achieving an average drilling rate of approximately 2,500 net wells per year for 2011 to 2014, Encana's current net drilling location inventory, natural gas price expectations over the next few years, production expectations made in light of advancements in horizontal drilling, multi-stage fracture stimulation and multi-well pad drilling, the current and expected productive characteristics of various existing resource plays, Encana's estimates of reserves and economic contingent resources, expectations for rates of return which may be available at various prices for natural gas and current and expected cost trends. Furthermore, the forward-looking statements contained in this document are made as of the date of this document, and except as required by law, Encana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Forward-looking information respecting anticipated 2011 Cash Flow, operating cash flow and pre-tax cash flow for Encana is based upon achieving average production of oil and gas for 2011 of between 3.475 to 3.525 billion cubic feet equivalent ("Bcfe") per day ("Bcfe/d"), commodity prices for natural gas of NYMEX $4.50/Mcf to $5.00/Mcf, crude oil (WTI) $85.00/bbl to $95.00/bbl, U.S./Canadian dollar foreign exchange rate of $0.95 to $1.05 and a weighted average number of outstanding shares for Encana of approximately 736 million. Assumptions relating to forward-looking statements generally include Encana's current expectations and projections made by the Company in light of, and generally consistent with, its historical experience and its perception of historical trends, as well as expectations regarding rates of advancement and innovation, generally consistent with and informed by its past experience, all of which are subject to the risk factors identified elsewhere in this document.

Encana is required to disclose events and circumstances that occurred during the period to which this MD&A relates that are reasonably likely to cause actual results to differ materially from material forward-looking statements for a period that is not yet complete that Encana has previously disclosed to the public and the expected differences thereto. Such disclosure can be found in Encana's news release dated February 10, 2011, which is available on Encana's website at www.encana.com and on SEDAR at www.sedar.com.

## RESERVES DATA AND OTHER OIL AND GAS INFORMATION

### Reserves Data and Other

NI 51-101 of the CSA imposes oil and gas disclosure standards for Canadian public companies engaged in oil and gas activities. In previous years, Encana relied upon an exemption from Canadian securities regulatory authorities to permit it to provide disclosure relating to reserves and other oil and gas information in accordance with U.S. disclosure requirements. As a result of the expiry of that exemption, Encana is providing disclosure which complies with the annual disclosure requirements of NI 51-101 in its AIF. The Canadian protocol disclosure is contained in Appendix A and under "Narrative Description of the Business" in the AIF. Encana has obtained an exemption dated January 4, 2011 from certain requirements of NI 51-101 to permit it to provide certain disclosure prepared in accordance with U.S. disclosure requirements, in addition to the Canadian protocol disclosure. That disclosure is primarily set forth in Appendix D of the AIF.

A description of the primary differences between the disclosure requirements under the Canadian standards and the disclosure requirements under the U.S. standards is set forth under the heading "Reserve Quantities and Other Oil and Gas Information" in the AIF.

For information relating to the definition and further description of economic contingent resources, as referred to in this Annual Report, please see the "Advisory Regarding Reserves and Other Resources Information" section of Encana's news release dated February 10, 2011.

### Natural Gas, Crude Oil and NGLs Conversions

In this document, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the wellhead.

### Resource Play

Resource play is a term used by Encana to describe an accumulation of hydrocarbons known to exist over a large areal expanse and/or thick vertical section, which when compared to a conventional play typically has a lower geological and/or commercial development risk and lower average decline rate.

### CURRENCY, PRO FORMA INFORMATION, NON-GAAP MEASURES AND REFERENCES TO ENCANA

All information included in this document and the Consolidated Financial Statements and comparative information is shown on a U.S. dollar, after royalties basis unless otherwise noted.

### Pro Forma Information

On November 30, 2009, Encana completed a major corporate reorganization – a Split Transaction that resulted in the Company's transition into a pure-play natural gas company and the spin off of its Integrated Oil and Canadian Plains assets into Cenovus Energy Inc., an independent, publicly-traded energy company. Encana's consolidated results include the financial and operating performance of the Cenovus assets for the first 11 months of 2009. To give investors a clear understanding of post-split Encana, 2009 financial and operating results in this document highlight Encana's results on a pro forma basis, which reflect the Company as if the Split Transaction had been completed for all of 2009 and 2008. In this pro forma presentation, the results associated with the assets and operations transferred to Cenovus are eliminated from Encana's consolidated results, and adjustments specific to the Split Transaction are reflected.

### Non-GAAP Measures

Certain measures in this document do not have any standardized meaning as prescribed by Canadian GAAP such as Cash Flow, Cash Flow per share – diluted, Operating Earnings, Operating Earnings per share – diluted, Adjusted EBITDA, Debt and Capitalization and, therefore, are considered non-GAAP measures. Therefore, these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in this document in order to provide shareholders and potential investors with additional information regarding the Company's liquidity and its ability to generate funds to finance its operations. Management's use of these measures has been disclosed further in this document as these measures are discussed and presented.

### References to Encana

For convenience, references in this document to "Encana", the "Company", "we", "us", "our" and "its" may, where applicable, refer only to or include any relevant direct and indirect subsidiary corporations and partnerships ("Subsidiaries") of Encana Corporation, and the assets, activities and initiatives of such Subsidiaries.

### ADDITIONAL INFORMATION

Further information regarding Encana Corporation, including its Annual Information Form, can be accessed under the Company's public filings found at www.sedar.com and on the Company's website at www.encana.com.

# MANAGEMENT
## REPORT

### Management's Responsibility for Consolidated Financial Statements

The accompanying Consolidated Financial Statements of Encana Corporation (the "Company") are the responsibility of Management. The Consolidated Financial Statements have been prepared by Management in United States dollars in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect Management's best judgments. Financial information contained throughout the annual report is consistent with these financial statements.

The Company's Board of Directors has approved the information contained in the Consolidated Financial Statements. The Board of Directors fulfils its responsibility regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee meets at least on a quarterly basis.

### Management's Assessment of Internal Control over Financial Reporting

Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting. The internal control system was designed to provide reasonable assurance to the Company's Management regarding the preparation and presentation of the Consolidated Financial Statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the design and effectiveness of the Company's internal control over financial reporting as at December 31, 2010. In making its assessment, Management has used the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission to evaluate the effectiveness of the Company's internal control over financial reporting. Based on our evaluation, Management has concluded that the Company's internal control over financial reporting was effectively designed and operating effectively as at that date.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company's last annual meeting to audit and provide independent opinions on both the Consolidated Financial Statements and the Company's internal control over financial reporting as at December 31, 2010, as stated in their Auditor's Report. PricewaterhouseCoopers LLP has provided such opinions.

**Randall K. Eresman**
*President & Chief Executive Officer*

*February 16, 2011*

**Sherri A. Brillon**
*Executive Vice-President & Chief Financial Officer*

### To the Shareholders of Encana Corporation

We have completed integrated audits of Encana Corporation's 2010, 2009 and 2008 consolidated financial statements and its internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

### REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Encana Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of earnings, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

### Management's responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

### Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

### Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Encana Corporation as at December 31, 2010 and 2009 and the results of its operations and cash flows for each of the three years in the period ended December 31, 2010 in accordance with Canadian generally accepted accounting principles.

### REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited Encana Corporation's internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

### Management's responsibility for internal control over financial reporting

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Assessment of Internal Control over Financial Reporting.

## Auditor's responsibility

Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our audit opinion on the company's internal control over financial reporting.

## Definition of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

## Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

## Opinion

In our opinion, Encana Corporation maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control – Integrated Framework, issued by COSO.

*PricewaterhouseCoopers LLP*

**PricewaterhouseCoopers LLP**
*Chartered Accountants*
*Calgary, Alberta, Canada*

*February 16, 2011*

# CONSOLIDATED STATEMENT OF EARNINGS

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$

| For the years ended December 31 (US$ millions, except per share amounts) | | 2010 | 2009 | 2008 |
|---|---|---|---|---|
| **Revenues, Net of Royalties** | (Note 4) | $ 8,870 | $ 11,114 | $ 21,053 |
| **Expenses** | (Note 4) | | | |
| Production and mineral taxes | | 217 | 171 | 478 |
| Transportation | | 859 | 1,280 | 1,704 |
| Operating | | 1,061 | 1,627 | 1,983 |
| Purchased product | | 739 | 1,460 | 2,426 |
| Depreciation, depletion and amortization | | 3,242 | 3,704 | 4,035 |
| Administrative | | 359 | 477 | 447 |
| Interest, net | (Note 7) | 501 | 405 | 402 |
| Accretion of asset retirement obligation | (Note 13) | 46 | 71 | 77 |
| Foreign exchange (gain) loss, net | (Note 8) | (216) | (22) | 423 |
| (Gain) loss on divestitures | (Note 6) | 2 | 2 | (141) |
| | | 6,810 | 9,175 | 11,834 |
| **Net Earnings Before Income Tax** | | 2,060 | 1,939 | 9,219 |
| Income tax expense | (Note 9) | 561 | 109 | 2,720 |
| **Net Earnings From Continuing Operations** | | 1,499 | 1,830 | 6,499 |
| **Net Earnings (Loss) From Discontinued Operations** | (Note 5) | – | 32 | (555) |
| **Net Earnings** | | $ 1,499 | $ 1,862 | $ 5,944 |
| **Net Earnings From Continuing Operations per Common Share** | (Note 15) | | | |
| Basic | | $ 2.03 | $ 2.44 | $ 8.66 |
| Diluted | | $ 2.03 | $ 2.44 | $ 8.64 |
| **Net Earnings per Common Share** | (Note 15) | | | |
| Basic | | $ 2.03 | $ 2.48 | $ 7.92 |
| Diluted | | $ 2.03 | $ 2.48 | $ 7.91 |

# CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

| For the years ended December 31 (US$ millions) | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Net Earnings** | $ 1,499 | $ 1,862 | $ 5,944 |
| **Other Comprehensive Income, Net of Tax** | | | |
| Foreign Currency Translation Adjustment | 296 | 2,018 | (2,230) |
| **Comprehensive Income** | $ 1,795 | $ 3,880 | $ 3,714 |

*See accompanying Notes to Consolidated Financial Statements*

# CONSOLIDATED
# BALANCE SHEET

| As at December 31 (US$ millions) | | 2010 | 2009 |
|---|---|---|---|
| **Assets** | | | |
| Current Assets | | | |
| Cash and cash equivalents | | $ 629 | $ 4,275 |
| Accounts receivable and accrued revenues | | 1,103 | 1,180 |
| Risk management | (Note 17) | 729 | 328 |
| Income tax receivable | | 390 | – |
| Inventories | | 3 | 12 |
| | | 2,854 | 5,795 |
| Property, Plant and Equipment, net | (Notes 4, 10) | 28,701 | 26,173 |
| Investments and Other Assets | (Note 11) | 235 | 164 |
| Risk Management | (Note 17) | 505 | 32 |
| Goodwill | (Note 4) | 1,725 | 1,663 |
| | (Note 4) | $ 34,020 | $ 33,827 |
| **Liabilities and Shareholders' Equity** | | | |
| Current Liabilities | | | |
| Accounts payable and accrued liabilities | | $ 2,211 | $ 2,143 |
| Income tax payable | | – | 1,776 |
| Risk management | (Note 17) | 65 | 126 |
| Current portion of long-term debt | (Note 12) | 500 | 200 |
| | | 2,776 | 4,245 |
| Long-Term Debt | (Note 12) | 7,129 | 7,568 |
| Other Liabilities | (Note 4) | 1,730 | 1,185 |
| Risk Management | (Note 17) | 8 | 42 |
| Asset Retirement Obligation | (Note 13) | 820 | 787 |
| Future Income Taxes | (Note 9) | 4,230 | 3,386 |
| | | 16,693 | 17,213 |
| Commitments and Contingencies | (Note 19) | | |
| Shareholders' Equity | | | |
| Share capital | (Note 15) | 2,319 | 2,360 |
| Paid in surplus | (Note 15) | – | 6 |
| Retained earnings | | 13,957 | 13,493 |
| Accumulated other comprehensive income | | 1,051 | 755 |
| Total Shareholders' Equity | | 17,327 | 16,614 |
| | | $ 34,020 | $ 33,827 |

*See accompanying Notes to Consolidated Financial Statements*

Approved by the Board



**David P. O'Brien**
*Director*

**Jane L. Peverett**
*Director*

# CONSOLIDATED **STATEMENT OF SHAREHOLDERS' EQUITY**

CONSOLIDATED FINANCIAL STATEMENTS PREPARED IN US$

| For the years ended December 31 (US$ millions) | | 2010 | 2009 | 2008 |
|---|---|---|---|---|
| **Share Capital** | | | | |
| Balance, Beginning of Year | | $ 2,360 | $ 4,557 | $ 4,479 |
| Common Shares Issued under Option Plans | (Note 15) | 5 | 5 | 80 |
| Common Shares Issued from PSU Trust | (Note 15) | – | 19 | – |
| Stock-Based Compensation | (Note 15) | 2 | 1 | 11 |
| Common Shares Purchased | (Note 15) | (48) | – | (13) |
| Common Shares Cancelled | (Note 3) | – | (4,582) | – |
| New Encana Common Shares Issued | (Note 3) | – | 2,360 | – |
| Encana Special Shares Issued | (Note 3) | – | 2,222 | – |
| Encana Special Shares Cancelled | (Note 3) | – | (2,222) | – |
| Balance, End of Year | | $ 2,319 | $ 2,360 | $ 4,557 |
| **Paid in Surplus** | | | | |
| Balance, Beginning of Year | | $ 6 | $ – | $ 80 |
| Common Shares Issued from PSU Trust | (Note 15) | – | 6 | – |
| Stock-Based Compensation | | – | – | 1 |
| Common Shares Purchased | (Note 15) | (6) | – | – |
| Common Shares Distributed under Incentive Compensation Plans | | – | – | (81) |
| Balance, End of Year | | $ – | $ 6 | $ – |
| **Retained Earnings** | | | | |
| Balance, Beginning of Year | | $ 13,493 | $ 17,584 | $ 13,082 |
| Net Earnings | | 1,499 | 1,862 | 5,944 |
| Dividends on Common Shares | | (590) | (1,051) | (1,199) |
| Charges for Normal Course Issuer Bid | (Note 15) | (445) | – | (243) |
| Net Distribution to Cenovus Energy | (Note 3) | – | (4,902) | – |
| Balance, End of Year | | $ 13,957 | $ 13,493 | $ 17,584 |
| **Accumulated Other Comprehensive Income** | | | | |
| Balance, Beginning of Year | | $ 755 | $ 833 | $ 3,063 |
| Foreign Currency Translation Adjustment | | 296 | 2,018 | (2,230) |
| Transferred to Cenovus Energy | (Note 3) | – | (2,096) | – |
| Balance, End of Year | | $ 1,051 | $ 755 | $ 833 |
| **Total Shareholders' Equity** | | $ 17,327 | $ 16,614 | $ 22,974 |

*See accompanying Notes to Consolidated Financial Statements*

# CONSOLIDATED STATEMENT OF CASH FLOWS

| For the years ended December 31 (US$ millions) | | 2010 | 2009 | 2008 |
|---|---|---|---|---|
| **Operating Activities** | | | | |
| Net earnings from continuing operations | | $ 1,499 | $ 1,830 | $ 6,499 |
| Depreciation, depletion and amortization | | 3,242 | 3,704 | 4,035 |
| Future income taxes | (Note 9) | 774 | (1,799) | 1,723 |
| Cash tax on sale of assets | (Note 9) | – | – | 25 |
| Unrealized (gain) loss on risk management | (Note 17) | (945) | 2,680 | (2,729) |
| Unrealized foreign exchange (gain) loss | | (278) | (231) | 417 |
| Accretion of asset retirement obligation | (Note 13) | 46 | 71 | 77 |
| (Gain) loss on divestitures | (Note 6) | 2 | 2 | (141) |
| Other | | 99 | 373 | (79) |
| Cash flow from discontinued operations | | – | 149 | (441) |
| Net change in other assets and liabilities | | (84) | 23 | (257) |
| Net change in non-cash working capital from continuing operations | (Note 18) | (1,990) | (29) | (1,353) |
| Net change in non-cash working capital from discontinued operations | | – | 1,100 | 1,210 |
| Cash From Operating Activities | | 2,365 | 7,873 | 8,986 |
| **Investing Activities** | | | | |
| Capital expenditures | (Note 4) | (4,773) | (4,625) | (6,823) |
| Acquisitions | (Note 6) | (733) | (263) | (1,174) |
| Proceeds from divestitures | (Note 6) | 883 | 1,178 | 904 |
| Cash tax on sale of assets | (Note 9) | – | – | (25) |
| Cash transferred on Split Transaction | (Note 3) | – | (3,996) | – |
| Proceeds from notes receivable from Cenovus | (Note 3) | – | 3,750 | – |
| Net change in investments and other | | (80) | 337 | 311 |
| Net change in non-cash working capital from continuing operations | (Note 18) | (26) | (50) | 34 |
| Discontinued operations | | – | (1,137) | (769) |
| Cash (Used in) Investing Activities | | (4,729) | (4,806) | (7,542) |
| **Financing Activities** | | | | |
| Net issuance (repayment) of revolving long-term debt | | – | (1,852) | (53) |
| Issuance of long-term debt | | – | 496 | 723 |
| Issuance of Cenovus Notes | (Note 3) | – | 3,468 | – |
| Repayment of long-term debt | (Note 12) | (200) | (250) | (664) |
| Issuance of common shares | (Note 15) | 5 | 24 | 80 |
| Purchase of common shares | (Note 15) | (499) | – | (326) |
| Dividends on common shares | | (590) | (1,051) | (1,199) |
| Cash From (Used in) Financing Activities | | (1,284) | 835 | (1,439) |
| **Foreign Exchange Gain (Loss) on Cash and Cash Equivalents** | | | | |
| **Held in Foreign Currency** | | 2 | 19 | (33) |
| **Increase (Decrease) in Cash and Cash Equivalents** | | (3,646) | 3,921 | (28) |
| **Cash and Cash Equivalents, Beginning of Year** | | 4,275 | 354 | 382 |
| **Cash and Cash Equivalents, End of Year** | | $ 629 | $ 4,275 | $ 354 |
| **Cash, End of Year** | | $ 126 | $ 218 | $ 13 |
| **Cash Equivalents, End of Year** | | 503 | 4,057 | 341 |
| **Cash and Cash Equivalents, End of Year** | | $ 629 | $ 4,275 | $ 354 |

Supplementary Cash Flow Information              (Note 18)

*See accompanying Notes to Consolidated Financial Statements*

# NOTES TO CONSOLIDATED
# FINANCIAL STATEMENTS

*Prepared using Canadian Generally Accepted Accounting Principles*
*All amounts in US$ millions, unless otherwise indicated*
*For the year ended December 31, 2010*

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

In these Consolidated Financial Statements, unless otherwise indicated, all dollar amounts are expressed in United States (U.S.) dollars. Encana's functional currency is Canadian dollars; Encana has adopted the U.S. dollar as its reporting currency since most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.

Encana's continuing operations are in the business of the exploration for, the development of, and the production and marketing of natural gas, crude oil and natural gas liquids ("NGLs").

### A) PRINCIPLES OF CONSOLIDATION

The Consolidated Financial Statements include the accounts of Encana Corporation and its subsidiaries ("Encana" or the "Company"), and are presented in accordance with Canadian generally accepted accounting principles ("GAAP"). Information prepared in accordance with U.S. GAAP is included in Note 21.

Investments in jointly controlled assets, partnerships and unincorporated joint ventures carry on Encana's exploration, development and production and are accounted for using the proportionate consolidation method, whereby Encana's proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

### B) FOREIGN CURRENCY TRANSLATION

The accounts of self-sustaining operations are translated using the current rate method, whereby assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the self-sustaining operations are included in accumulated other comprehensive income ("AOCI") as a separate component of shareholders' equity. As at December 31, 2010, AOCI solely includes foreign currency translation adjustments.

Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statement of Earnings.

### C) MEASUREMENT UNCERTAINTY

The timely preparation of the Consolidated Financial Statements in conformity with Canadian GAAP requires that Management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depreciation, depletion and amortization, asset retirement costs and obligations, and amounts used for ceiling test and impairment calculations are based on estimates of natural gas, crude oil and NGL reserves and future costs required to develop those reserves. By their nature, these estimates of reserves, including the estimates of future prices, costs and the related future cash flows, are subject to measurement uncertainty. Accordingly, the impact in the Consolidated Financial Statements of future periods could be material.

The estimated fair value of derivative instruments resulting in financial assets and liabilities, by their very nature, are subject to measurement uncertainty.

Tax interpretations, regulations and legislation in the various jurisdictions in which the Company and its subsidiaries operate are subject to change. As such, income taxes are subject to measurement uncertainty.

The amount of compensation expense accrued for long-term performance-based compensation arrangements is subject to Management's best estimate of whether or not the performance criteria will be met and what the ultimate payout will be.

The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.

## D) REVENUE RECOGNITION

Revenues associated with the sales of Encana's natural gas, crude oil and NGLs are recognized when title passes from the Company to its customer. Realized gains and losses from the Company's natural gas and crude oil commodity price risk management activities are recorded in revenue when the contract is settled.

Market optimization revenues and purchased product are recorded on a gross basis when Encana takes title to product and has risks and rewards of ownership. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with the services provided where Encana acts as agent are recorded as the services are provided. Sales of electric power are recognized when power is provided to the customer.

Unrealized gains and losses from the Company's natural gas and crude oil commodity price risk management activities are recorded in revenue based on the fair value of the contracts at the end of the respective periods.

## E) PRODUCTION AND MINERAL TAXES

Costs paid by Encana to non-mineral interest owners based on production of natural gas, crude oil and NGLs are recognized when the product is produced.

## F) TRANSPORTATION COSTS

Costs paid by Encana for the transportation of natural gas, crude oil and NGLs, including diluent, are recognized when the product is delivered and the services provided.

## G) EMPLOYEE BENEFIT PLANS

Encana accrues for its obligations under its employee benefit plans and the related costs, net of plan assets.

The cost of pensions and other post-employment benefits is actuarially determined using the projected benefit method based on length of service, and reflects Management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected future health care costs. The expected return on plan assets is based on the fair value of those assets. The accrued benefit obligation is discounted using the market interest rate on high-quality corporate debt instruments as at the measurement date.

Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. Amortization is done on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans.

Pension expense for the defined contribution pension plans is recorded as the benefits are earned by the employees covered by the plans.

## H) INCOME TAXES

Encana follows the liability method of accounting for income taxes. Under this method, future income taxes are recorded for the effect of any difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted, with the adjustment being recognized in net earnings in the period that the change occurs.

## I) EARNINGS PER SHARE AMOUNTS

Basic net earnings per common share is computed by dividing the net earnings by the weighted average number of common shares outstanding during the period. Diluted net earnings per common share amounts are calculated giving effect to the potential dilution that would occur if stock options, without tandem share appreciation rights attached, were exercised or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options without tandem share appreciation rights attached and other dilutive instruments. The treasury stock method assumes that proceeds received from the exercise of in-the-money stock options without tandem share appreciation rights attached are used to repurchase common shares at the average market price.

**J) CASH AND CASH EQUIVALENTS**

Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased.

**K) PROPERTY, PLANT AND EQUIPMENT**

UPSTREAM

Encana accounts for natural gas and crude oil properties in accordance with the Canadian Institute of Chartered Accountants' ("CICA") guideline on full cost accounting in the oil and gas industry. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, the exploration for, and the development of natural gas, crude oil and NGL reserves are capitalized on a country-by-country cost centre basis.

Costs accumulated within each cost centre are depleted using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs. For purposes of this calculation, oil is converted to gas on an energy equivalent basis. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless that deduction would result in a change to the rate of depletion of 20 percent or greater, in which case a gain or loss is recorded. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded, on a cost centre basis, from the costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. Costs that have been impaired are included in the costs subject to depletion.

An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is measured as the amount by which the carrying amount exceeds the sum of:

i)   the fair value of proved and probable reserves; and
ii)  the costs of unproved properties that have been subject to a separate impairment test.

MARKET OPTIMIZATION

Midstream facilities, including power generation facilities, are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 25 years.

CORPORATE

Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years. Assets under construction are not subject to depreciation until put into use. Land is carried at cost.

**L) CAPITALIZATION OF COSTS**

Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.

Interest is capitalized during the construction phase of large capital projects.

**M) GOODWILL**

Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually as at December 31 of each year. Goodwill and all other assets and liabilities have been allocated to the country cost centre levels, referred to as reporting units. To assess impairment, the fair value of each reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit's assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit's goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.

**N) ASSET RETIREMENT OBLIGATION**

The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made.

Asset retirement obligations include those legal obligations where the Company will be required to retire tangible long-lived assets such as producing well sites, offshore production platforms and natural gas processing plants. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.

Actual expenditures incurred are charged against the accumulated obligation.

**O) STOCK-BASED COMPENSATION**

Obligations for payments of cash or common shares under Encana's share appreciation rights, stock options with tandem share appreciation rights attached, deferred share and performance share unit plans are accrued as compensation costs over the vesting period using the intrinsic value method.

Obligations for payments for share options of Cenovus Energy Inc. ("Cenovus") held by Encana employees are accrued as compensation costs based on the fair value of the financial liability.

Fluctuations in the underlying common share prices change the accrued compensation cost and are recognized when they occur.

**P) FINANCIAL INSTRUMENTS**

Financial instruments are measured at fair value on initial recognition of the instrument. Measurement in subsequent periods depends on whether the financial instrument has been classified as "held-for-trading", "available-for-sale", "held-to-maturity", "loans and receivables", or "other financial liabilities" as defined by the accounting standard.

Financial assets and financial liabilities "held-for-trading" are measured at fair value with changes in those fair values recognized in net earnings. Financial assets "available-for-sale" are measured at fair value, with changes in those fair values recognized in other comprehensive income ("OCI"). Financial assets "held-to-maturity", "loans and receivables" and "other financial liabilities" are measured at amortized cost using the effective interest method of amortization.

Cash and cash equivalents, accounts receivable and accounts payable relating to share options of Encana held by Cenovus employees, and accounts payable for share options of Cenovus held by Encana employees are designated as "held-for-trading" and are measured at fair value.

With the exception of accounts receivable relating to share options of Encana held by Cenovus employees, accounts receivable and accrued revenues are designated as "loans and receivables".

With the exception of accounts payable relating to share options of Encana held by Cenovus employees and accounts payable relating to share options of Cenovus held by Encana employees, accounts payable and accrued liabilities and long-term debt are designated as "other financial liabilities".

Encana capitalizes long-term debt transaction costs, premiums and discounts. These costs are capitalized within long-term debt and amortized using the effective interest method.

RISK MANAGEMENT ASSETS AND LIABILITIES

Risk management assets and liabilities are derivative financial instruments classified as "held-for-trading" unless designated for hedge accounting. Derivative instruments that do not qualify for hedge accounting, or are not designated as hedges for accounting purposes, are recorded at fair value whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses from financial derivatives related to natural gas and crude oil commodity prices are recognized in natural gas and crude oil revenues as the contracts are settled. Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power contracts are settled. Unrealized gains and losses are recognized at the end of each respective reporting period based on the changes in fair value of the contracts. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.

Derivative financial instruments are used by Encana to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. The Company's policy is not to utilize derivative financial instruments for speculative purposes.

Encana has in place policies and procedures with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated from budgeted capital programs, and in other cases to the mitigation of market price risks for specific assets and obligations. When applicable, the Company identifies relationships between financial instruments and anticipated transactions, as well as its risk management objective and the strategy for undertaking the economic hedge transaction. Where specific financial instruments are executed, the Company assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

## Q) RECLASSIFICATION

Certain information provided for prior years has been reclassified to conform to the presentation adopted in 2010.

## 2. CHANGES IN ACCOUNTING POLICIES AND PRACTICES

### New Accounting Standards Adopted

On January 1, 2010, Encana adopted the following CICA Handbook sections:

- "Business Combinations", Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of earnings. The adoption of this standard has had no material impact on the accounting treatment of business combinations entered into after January 1, 2010.

- "Consolidated Financial Statements", Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard has had no material impact on Encana's Consolidated Financial Statements.

- "Non-controlling Interests", Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no material impact on Encana's Consolidated Financial Statements.

The above CICA Handbook sections are converged with International Financial Reporting Standards ("IFRS").

### International Financial Reporting Standards

Effective January 1, 2011, the Company will be required to report its Consolidated Financial Statements in accordance with IFRS, including 2010 comparative information. Encana is in the final stages of its IFRS changeover plan and expects to report its first quarter 2011 results in accordance with IFRS in April 2011. Based on current International standards, Encana expects the transition to IFRS will not have a major impact on the Company's operations, strategic decisions and cash flows.

## 3. SPLIT TRANSACTION

On November 30, 2009, Encana completed a corporate reorganization (the "Split Transaction") to split into two independent publicly traded energy companies – Encana Corporation, a natural gas company, and Cenovus Energy Inc., an integrated oil company.

Under the Split Transaction, Encana shareholders received one new Encana common share and one Encana special share in exchange for each Encana common share previously held. The book value of Encana's outstanding common shares immediately prior to the Split Transaction was attributed to the new Encana common shares and the Encana special shares in direct proportion to the weighted average trading price of the shares on a "when issued" basis. In accordance with the calculation, the value attributed to the new Encana common shares and the Encana special shares was $2,360 million and $2,222 million, respectively. The Encana special shares were subsequently exchanged by Encana shareholders for common shares of Cenovus, thereby effecting the Split Transaction.

Under the Split Transaction, Encana's downstream refining operations and certain upstream oil and gas assets were transferred to Cenovus. The historical results associated with the upstream assets transferred are reported as continuing operations in accordance with full cost accounting requirements (See Note 4). The historical results associated with the downstream refining operations have been presented as discontinued operations (See Note 5).

In conjunction with the proposed reorganization, on September 18, 2009, Cenovus completed a private offering of senior unsecured notes for an aggregate principal amount of $3,500 million. The net proceeds from the private offering of $3,468 million were held in escrow until the Split Transaction was completed. The unsecured notes ("Cenovus Notes") were transferred under the Split Transaction.

The following table presents the net assets transferred to Cenovus at book value under the Split Transaction on November 30, 2009.

## Net Assets Transferred Under the Split Transaction

| | |
|---|---:|
| **Assets** | |
| Cash and restricted cash | $ 3,996 |
| Property, plant and equipment, net | |
| Oil and gas | 9,329 |
| Downstream refining *(See Note 5)* | 4,710 |
| Partnership contribution receivable, including current portion | 2,835 |
| Goodwill | 1,083 |
| Other current and non-current assets | 2,094 |
| | 24,047 |
| **Liabilities** | |
| Notes payable to Encana | 3,750 |
| Cenovus Notes | 3,436 |
| Partnership contribution payable, including current portion | 2,857 |
| Future income taxes | 2,314 |
| Other current and non-current liabilities | 2,470 |
| | 14,827 |
| **Net Assets Transferred Under the Split Transaction** | $ 9,220 |

The Split Transaction reduced total shareholders' equity by $9,220 million, reflected as a reduction in share capital of $2,222 million, a reduction in retained earnings of $4,902 million and a reduction in AOCI of $2,096 million.

Following the Split Transaction, Encana received amounts due from Cenovus of approximately $3.75 billion.

## 4. SEGMENTED INFORMATION

The Company's operating and reportable segments are as follows:

- **Canada** includes the Company's exploration for, development of, and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.

- **USA** includes the Company's exploration for, development of, and production of natural gas, NGLs and other related activities within the U.S. cost centre.

- **Market Optimization** is primarily responsible for the sale of the Company's proprietary production. These results are included in the Canada and USA segments. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

- **Corporate and Other** mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization markets substantially all of the Company's upstream production to third-party customers. Transactions between segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.

Encana has a decentralized decision-making and reporting structure. Accordingly, the Company reports its divisional results as follows:

- **Canadian Division,** which includes natural gas exploration, development and production assets located in British Columbia and Alberta, as well as the Deep Panuke natural gas project offshore Nova Scotia. Four key resource plays are located in the Division: (i) Greater Sierra in northeast British Columbia, including Horn River; (ii) Cutbank Ridge in Alberta and British Columbia, including Montney; (iii) Bighorn in west central Alberta; and (iv) Coalbed Methane in southern Alberta.

- **USA Division,** which includes the natural gas exploration, development and production assets located in the U.S. Five key resource plays are located in the Division: (i) Jonah in southwest Wyoming; (ii) Piceance in northwest Colorado; (iii) East Texas in Texas; (iv) Haynesville in Louisiana and Texas; and (v) Fort Worth in Texas.

- **Canada – Other** includes the combined results from the former Canadian Plains Division and Integrated Oil – Canada.

Comparative results presented prior to the November 30, 2009 Split Transaction include the results of operations from assets transferred to Cenovus. The former Canadian Plains and Integrated Oil – Canada upstream operations are presented as Canada – Other within continuing operations. The former Integrated Oil Downstream Refining operations are reported as discontinued operations as disclosed in Note 5.

## RESULTS OF CONTINUING OPERATIONS

### Segment and Geographic Information

| For the years ended December 31 | Canada 2010 | 2009 | 2008 | USA 2010 | 2009 | 2008 | Market Optimization 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|
| **Revenues, Net of Royalties** | $ 2,829 | $ 7,585 | $ 10,050 | $ 4,275 | $ 4,537 | $ 5,629 | $ 797 | $ 1,607 | $ 2,655 |
| **Expenses** | | | | | | | | | |
| Production and mineral taxes | 8 | 53 | 108 | 209 | 118 | 370 | – | – | – |
| Transportation | 197 | 750 | 1,202 | 662 | 530 | 502 | – | – | – |
| Operating | 561 | 1,118 | 1,333 | 468 | 434 | 618 | 33 | 26 | 45 |
| Purchased product | – | (85) | (151) | – | – | – | 739 | 1,545 | 2,577 |
| | 2,063 | 5,749 | 7,558 | 2,936 | 3,455 | 4,139 | 25 | 36 | 33 |
| Depreciation, depletion and amortization | 1,242 | 1,980 | 2,198 | 1,912 | 1,561 | 1,691 | 11 | 20 | 15 |
| **Segment Income (Loss)** | $ 821 | $ 3,769 | $ 5,360 | $ 1,024 | $ 1,894 | $ 2,448 | $ 14 | $ 16 | $ 18 |

| | Corporate & Other 2010 | 2009 | 2008 | Consolidated 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|
| **Revenues, Net of Royalties** | $ 969 | $ (2,615) | $ 2,719 | $ 8,870 | $ 11,114 | $ 21,053 |
| **Expenses** | | | | | | |
| Production and mineral taxes | – | – | – | 217 | 171 | 478 |
| Transportation | – | – | – | 859 | 1,280 | 1,704 |
| Operating | (1) | 49 | (13) | 1,061 | 1,627 | 1,983 |
| Purchased product | – | – | – | 739 | 1,460 | 2,426 |
| | 970 | (2,664) | 2,732 | 5,994 | 6,576 | 14,462 |
| Depreciation, depletion and amortization | 77 | 143 | 131 | 3,242 | 3,704 | 4,035 |
| **Segment Income (Loss)** | $ 893 | $ (2,807) | $ 2,601 | 2,752 | 2,872 | 10,427 |
| Administrative | | | | 359 | 477 | 447 |
| Interest, net | | | | 501 | 405 | 402 |
| Accretion of asset retirement obligation | | | | 46 | 71 | 77 |
| Foreign exchange (gain) loss, net | | | | (216) | (22) | 423 |
| (Gain) loss on divestitures | | | | 2 | 2 | (141) |
| | | | | 692 | 933 | 1,208 |
| **Net Earnings Before Income Tax** | | | | 2,060 | 1,939 | 9,219 |
| Income tax expense | | | | 561 | 109 | 2,720 |
| **Net Earnings From Continuing Operations** | | | | $ 1,499 | $ 1,830 | $ 6,499 |

## RESULTS OF CONTINUING OPERATIONS

### Product and Divisional Information

| | Canadian Division | | | Canada Segment — Canada – Other * | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| For the years ended December 31 | **2010** | 2009 | 2008 | **2010** | 2009 | 2008 | **2010** | 2009 | 2008 |
| **Revenues, Net of Royalties** | $ **2,829** | $ 3,362 | $ 4,355 | $ **–** | $ 4,223 | $ 5,695 | $ **2,829** | $ 7,585 | $ 10,050 |
| **Expenses** | | | | | | | | | |
| Production and mineral taxes | **8** | 14 | 33 | **–** | 39 | 75 | **8** | 53 | 108 |
| Transportation | **197** | 154 | 239 | **–** | 596 | 963 | **197** | 750 | 1,202 |
| Operating | **561** | 536 | 609 | **–** | 582 | 724 | **561** | 1,118 | 1,333 |
| Purchased product | **–** | – | – | **–** | (85) | (151) | **–** | (85) | (151) |
| **Operating Cash Flow** | $ **2,063** | $ 2,658 | $ 3,474 | $ **–** | $ 3,091 | $ 4,084 | $ **2,063** | $ 5,749 | $ 7,558 |

| | Canadian Division — Gas | | | Oil & NGLs | | | Other | | |
|---|---|---|---|---|---|---|---|---|---|
| For the years ended December 31 | **2010** | 2009 | 2008 | **2010** | 2009 | 2008 | **2010** | 2009 | 2008 |
| **Revenues, Net of Royalties** | $ **2,480** | $ 3,041 | $ 3,720 | $ **305** | $ 277 | $ 578 | $ **44** | $ 44 | $ 57 |
| **Expenses** | | | | | | | | | |
| Production and mineral taxes | **7** | 11 | 28 | **1** | 3 | 5 | **–** | – | – |
| Transportation | **194** | 148 | 201 | **3** | 6 | 12 | **–** | – | 26 |
| Operating | **531** | 501 | 549 | **16** | 21 | 39 | **14** | 14 | 21 |
| **Operating Cash Flow** | $ **1,748** | $ 2,381 | $ 2,942 | $ **285** | $ 247 | $ 522 | $ **30** | $ 30 | $ 10 |

| | Total | | |
|---|---|---|---|
| | **2010** | 2009 | 2008 |
| **Revenues, Net of Royalties** | $ **2,829** | $ 3,362 | $ 4,355 |
| **Expenses** | | | |
| Production and mineral taxes | **8** | 14 | 33 |
| Transportation | **197** | 154 | 239 |
| Operating | **561** | 536 | 609 |
| **Operating Cash Flow** | $ **2,063** | $ 2,658 | $ 3,474 |

* Includes the operations formerly known as the Canadian Plains Division and Integrated Oil – Canada.

## RESULTS OF CONTINUING OPERATIONS

### Product and Divisional Information

| | USA Division | | | | | | | | |
| | Gas | | | Oil & NGLs | | | Other | | |
| For the years ended December 31 | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|
| **Revenues, Net of Royalties** | $ 3,912 | $ 4,222 | $ 4,934 | $ 244 | $ 201 | $ 407 | $ 119 | $ 114 | $ 288 |
| **Expenses** | | | | | | | | | |
| Production and mineral taxes | 185 | 100 | 334 | 24 | 18 | 36 | – | – | – |
| Transportation | 662 | 530 | 502 | – | – | – | – | – | – |
| Operating | 393 | 327 | 352 | – | – | – | 75 | 107 | 266 |
| **Operating Cash Flow** | $ 2,672 | $ 3,265 | $ 3,746 | $ 220 | $ 183 | $ 371 | $ 44 | $ 7 | $ 22 |

| | Total | | |
| | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Revenues, Net of Royalties** | $ 4,275 | $ 4,537 | $ 5,629 |
| **Expenses** | | | |
| Production and mineral taxes | 209 | 118 | 370 |
| Transportation | 662 | 530 | 502 |
| Operating | 468 | 434 | 618 |
| **Operating Cash Flow** | $ 2,936 | $ 3,455 | $ 4,139 |

| | Canada – Other * | | | | | | | | |
| | Gas | | | Oil & NGLs | | | Other | | |
| For the years ended December 31 | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 | 2010 | 2009 | 2008 |
|---|---|---|---|---|---|---|---|---|---|
| **Revenues, Net of Royalties** | $ – | $ 1,781 | $ 2,301 | $ – | $ 2,287 | $ 3,223 | $ – | $ 155 | $ 171 |
| **Expenses** | | | | | | | | | |
| Production and mineral taxes | – | 15 | 36 | – | 23 | 38 | – | 1 | 1 |
| Transportation | – | 37 | 71 | – | 535 | 847 | – | 24 | 45 |
| Operating | – | 186 | 241 | – | 356 | 409 | – | 40 | 74 |
| Purchased product | – | – | – | – | – | – | – | (85) | (151) |
| **Operating Cash Flow** | $ – | $ 1,543 | $ 1,953 | $ – | $ 1,373 | $ 1,929 | $ – | $ 175 | $ 202 |

| | Total | | |
| | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Revenues, Net of Royalties** | $ – | $ 4,223 | $ 5,695 |
| **Expenses** | | | |
| Production and mineral taxes | – | 39 | 75 |
| Transportation | – | 596 | 963 |
| Operating | – | 582 | 724 |
| Purchased product | – | (85) | (151) |
| **Operating Cash Flow** | $ – | $ 3,091 | $ 4,084 |

* Includes the operations formerly known as the Canadian Plains Division and Integrated Oil – Canada.

### Capital Expenditures (Continuing Operations)

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Capital | | | |
|   Canadian Division | $ 2,211 | $ 1,869 | $ 2,459 |
|   Canada – Other | – | 848 | 1,500 |
|   Canada | 2,211 | 2,717 | 3,959 |
|   USA | 2,499 | 1,821 | 2,682 |
|   Market Optimization | 2 | 2 | 17 |
|   Corporate & Other | 61 | 85 | 165 |
| | $ 4,773 | $ 4,625 | $ 6,823 |

In 2007 and 2008, Encana acquired certain land and property in Louisiana and Texas. Three transactions were facilitated by unrelated parties. These unrelated parties held the majority of the assets in trust for the Company in anticipation of a qualifying like kind exchange for U.S. tax purposes for $457 million, $101 million and $2.55 billion. During the six-month period following the transactions, each unrelated party represented an interest in a Variable Interest Entity whereby Encana was the primary beneficiary and consolidated the respective unrelated party. Upon completion of each arrangement, the assets were transferred to Encana.

### Additions to Goodwill

There were no additions to goodwill during 2010 or 2009.

As a result of the Split Transaction, a portion of goodwill was transferred to Cenovus (See Note 3).

### Property, Plant and Equipment and Total Assets by Segment

| | Property, Plant and Equipment | | Total Assets | |
|---|---|---|---|---|
| As at December 31 | 2010 | 2009 | 2010 | 2009 |
| Canada | $ 13,193 | $ 11,162 | $ 14,823 | $ 12,748 |
| USA | 13,963 | 13,929 | 15,154 | 14,962 |
| Market Optimization | 121 | 124 | 193 | 303 |
| Corporate & Other | 1,424 | 958 | 3,850 | 5,814 |
| Total | $ 28,701 | $ 26,173 | $ 34,020 | $ 33,827 |

In January 2008, Encana signed the contract for the design and construction of the Production Field Centre ("PFC") for the Deep Panuke project. As at December 31, 2010, Canada property, plant and equipment and total assets includes Encana's accrual to date of $528 million (2009 – $427 million) related to this offshore facility as an asset under construction.

In February 2007, Encana announced that it had entered into a 25-year lease agreement with a third-party developer for The Bow office project. As at December 31, 2010, Corporate and Other property, plant and equipment and total assets includes Encana's accrual to date of $1,090 million (2009 – $649 million) related to this office project as an asset under construction.

Corresponding liabilities for these projects are included in other liabilities in the Consolidated Balance Sheet. There is no effect on the Company's net earnings or cash flows related to the capitalization of The Bow office project or the Deep Panuke PFC.

For further information relating to the PFC and The Bow office project, refer to Note 19.

## Goodwill, Property, Plant and Equipment and Total Assets by Geographic Region

| | Goodwill | | Property, Plant and Equipment | | Total Assets | |
|---|---|---|---|---|---|---|
| As at December 31 | 2010 | 2009 | 2010 | 2009 | 2010 | 2009 |
| Canada | $ 1,252 | $ 1,190 | $ 14,685 | $ 12,181 | $ 18,393 | $ 18,682 |
| United States | 473 | 473 | 14,016 | 13,982 | 15,438 | 15,099 |
| Other Countries | – | – | – | 10 | 189 | 46 |
| Total | $ 1,725 | $ 1,663 | $ 28,701 | $ 26,173 | $ 34,020 | $ 33,827 |

### Export Sales

Sales of natural gas, crude oil and NGLs produced or purchased in Canada delivered to customers outside of Canada were $292 million (2009 – $757 million; 2008 – $1,874 million).

### Major Customers

In connection with the marketing and sale of Encana's own and purchased natural gas and crude oil for the year ended December 31, 2010, the Company had one customer (2009 – one; 2008 – one), which individually accounted for more than 10 percent of Encana's consolidated revenues, net of royalties. Sales to this customer, which has an investment grade credit rating, were approximately $1,055 million (2009 – $1,755 million; 2008 – $2,413 million).

## 5. DISCONTINUED OPERATIONS

As a result of the Split Transaction described in Note 3, Encana transferred its Downstream Refining operations to Cenovus. These operations have been accounted for as discontinued operations. Downstream Refining focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. These refineries were jointly owned with ConocoPhillips. There were no assets or liabilities related to discontinued operations as at December 31, 2010 and December 31, 2009.

### CONSOLIDATED STATEMENT OF EARNINGS

The following table presents the effect of discontinued operations in the Consolidated Statement of Earnings:

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Revenues, Net of Royalties | $ – | $ 4,804 | $ 9,011 |
| Expenses | | | |
| Operating | – | 416 | 492 |
| Purchased product | – | 4,070 | 8,760 |
| Depreciation, depletion and amortization | – | 173 | 188 |
| Administrative | – | 44 | 26 |
| Interest, net | – | 163 | 184 |
| Accretion of asset retirement obligation | – | 2 | 2 |
| Foreign exchange (gain) loss, net | – | 1 | – |
| (Gain) loss on divestitures | – | – | 1 |
| | – | 4,869 | 9,653 |
| Net Earnings (Loss) Before Income Tax | – | (65) | (642) |
| Income tax expense (recovery) | – | (97) | (87) |
| Net Earnings (Loss) From Discontinued Operations | $ – | $ 32 | $ (555) |
| Net Earnings (Loss) From Discontinued Operations per Common Share | | | |
| Basic | $ – | $ 0.04 | $ (0.74) |
| Diluted | $ – | $ 0.04 | $ (0.73) |

## 6. ACQUISITIONS AND DIVESTITURES

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Acquisitions** | | | |
| Canadian Division | $ 592 | $ 190 | $ 151 |
| Canada – Other | – | 3 | – |
| Canada | 592 | 193 | 151 |
| USA | 141 | 46 | 1,023 |
| Corporate & Other | – | 24 | – |
| Total Acquisitions | 733 | 263 | 1,174 |
| **Divestitures** | | | |
| Canadian Division | (288) | (1,000) | (400) |
| Canada – Other | – | (17) | (47) |
| Canada | (288) | (1,017) | (447) |
| USA | (595) | (73) | (251) |
| Corporate & Other | – | (88) | (206) |
| Total Divestitures | (883) | (1,178) | (904) |
| **Net Acquisitions and Divestitures** | $ (150) | $ (915) | $ 270 |

### ACQUISITIONS

Acquisitions in Canada and the USA include the purchase of various strategic lands and properties that complement existing assets within Encana's portfolio. In 2010, acquisitions were $733 million (2009 – $263 million; 2008 – $1,174 million).

### DIVESTITURES

Divestitures in Canada and the USA primarily include the sale of non-core oil and natural gas assets. In 2010, proceeds received on the sale of assets were $883 million (2009 – $1,178 million; 2008 – $904 million).

#### Corporate and Other

In November 2009, the Company completed the sale of Senlac Oil Limited for cash consideration of $83 million.

In September 2008, the Company completed the sale of its interests in Brazil for net proceeds of $164 million, before closing adjustments, resulting in a gain on sale of $124 million. After recording income tax of $25 million, Encana recorded an after-tax gain of $99 million.

## 7. INTEREST, NET

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Interest Expense – Long-Term Debt | $ 485 | $ 533 | $ 556 |
| Interest Expense – Other | 29 | 40 | 49 |
| Interest Income* | (13) | (168) | (203) |
| | $ 501 | $ 405 | $ 402 |

* In 2009 and 2008, Interest Income was primarily due to the Partnership Contribution Receivable which was transferred to Cenovus under the Split Transaction (See Note 3).

## 8. FOREIGN EXCHANGE (GAIN) LOSS, NET

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Unrealized Foreign Exchange (Gain) Loss on: | | | |
| Translation of U.S. dollar debt issued from Canada | $ (282) | $ (978) | $ 1,033 |
| Translation of U.S. dollar partnership contribution receivable issued from Canada * | – | 448 | (608) |
| Other Foreign Exchange (Gain) Loss on: | | | |
| Monetary revaluations and settlements | 66 | 508 | (2) |
| | $ (216) | $ (22) | $ 423 |

\* The Partnership Contribution Receivable was transferred to Cenovus under the Split Transaction (See Note 3).

## 9. INCOME TAXES

The provision for income taxes is as follows:

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Current | | | |
| Canada | $ (175) | $ 1,623 | $ 547 |
| United States | (49) | 279 | 407 |
| Other Countries | 11 | 6 | 43 |
| Total Current Tax | (213) | 1,908 | 997 |
| Future | 774 | (1,799) | 1,723 |
| | $ 561 | $ 109 | $ 2,720 |

Included in current tax for 2008 is $25 million related to the sale of assets in Brazil (See Note 6).

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net Earnings Before Income Tax | $ 2,060 | $ 1,939 | $ 9,219 |
| Canadian Statutory Rate | 28.2% | 29.2% | 29.7% |
| Expected Income Tax | 581 | 566 | 2,734 |
| Effect on Taxes Resulting from: | | | |
| Statutory and other rate differences | 39 | (199) | 167 |
| Effect of legislative changes | 6 | – | – |
| International financing | (78) | (101) | (268) |
| Foreign exchange (gains) losses not included in net earnings | 6 | 20 | 47 |
| Non-taxable capital (gains) losses | (38) | (71) | 84 |
| Other | 45 | (106) | (44) |
| | $ 561 | $ 109 | $ 2,720 |
| Effective Tax Rate | 27.2% | 5.6% | 29.5% |

The net future income tax liability consists of:

| As at December 31 | 2010 | 2009 |
|---|---|---|
| Future Tax Liabilities | | |
| Property, plant and equipment in excess of tax values | $ 4,106 | $ 3,420 |
| Timing of partnership items | – | 78 |
| Risk management | 374 | 75 |
| Future Tax Assets | | |
| Non-capital and net capital losses carried forward | (285) | (174) |
| Other | 35 | (13) |
| Net Future Income Tax Liability | $ 4,230 | $ 3,386 |

The approximate amounts of tax pools available are as follows:

| As at December 31 | 2010 | 2009 |
|---|---|---|
| Canada | $ 8,086 | $ 7,393 |
| United States | 6,200 | 7,098 |
| | $ 14,286 | $ 14,491 |

Included in the above tax pools are $978 million (2009 – $691 million) related to non-capital and net capital losses available for carry forward to reduce taxable income in future years. The non-capital losses expire between 2015 and 2030.

## 10. PROPERTY, PLANT AND EQUIPMENT, NET

| | 2010 | | | 2009 | | |
|---|---|---|---|---|---|---|
| | | Accumulated | | | Accumulated | |
| As at December 31 | Cost | DD&A* | Net | Cost | DD&A* | Net |
| Canada | $ 26,808 | $ (13,615) | $ 13,193 | $ 22,872 | $ (11,710) | $ 11,162 |
| USA | 22,987 | (9,024) | 13,963 | 21,021 | (7,092) | 13,929 |
| Market Optimization | 227 | (106) | 121 | 214 | (90) | 124 |
| Corporate & Other | 1,937 | (513) | 1,424 | 1,396 | (438) | 958 |
| | $ 51,959 | $ (23,258) | $ 28,701 | $ 45,503 | $ (19,330) | $ 26,173 |

* Depreciation, depletion and amortization.

Canada and USA property, plant and equipment include internal costs directly related to exploration, development and construction activities of $357 million (2009 – $383 million). Costs classified as administrative expenses have not been capitalized as part of the capital expenditures.

Upstream costs in respect of significant unproved properties and major development projects are excluded from the country cost centre's depletable base. At the end of the year, these costs were:

| As at December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Canada | $ 1,868 | $ 1,814 | $ 1,286 |
| United States | 1,162 | 1,304 | 3,501 |
| Other Countries | – | 10 | 10 |
| | $ 3,030 | $ 3,128 | $ 4,797 |

The costs excluded from depletable costs in Other Countries represent costs related to unproved properties incurred in cost centres that are considered to be in the pre-production stage. There were no proved reserves in these cost centres. All costs in these cost centres were capitalized. Ultimate recoverability of these costs was dependent upon the finding of proved oil and natural gas reserves. For the year ended December 31, 2010, the Company completed its impairment review of pre-production cost centres and determined that $10 million of costs should be charged to depreciation, depletion and amortization in the Consolidated Statement of Earnings (2009 – $26 million; 2008 – $38 million).

The prices used in the ceiling test evaluation of the Company's natural gas and crude oil reserves at December 31, 2010 reflect benchmark prices (Henry Hub, AECO, WTI, Mixed Sweet Blend at Edmonton) adjusted for basis differentials to determine local reference prices, transportation costs and tariffs, heat content and quality as follows:

|  | 2011 | 2012 | 2013 | 2014 | 2015 | Cumulative % Change to 2022 |
|---|---|---|---|---|---|---|
| **Natural Gas** ($/Mcf) |  |  |  |  |  |  |
| Canada | 3.89 | 4.45 | 4.76 | 4.95 | 5.14 | 12% |
| United States | 4.29 | 4.88 | 5.22 | 5.31 | 5.48 | 13% |
| **Crude Oil** ($/barrel) |  |  |  |  |  |  |
| Canada | 70.00 | 73.27 | 78.15 | 77.21 | 78.01 | (5)% |
| **Natural Gas Liquids** ($/barrel) |  |  |  |  |  |  |
| Canada | 62.89 | 60.11 | 60.01 | 61.03 | 63.54 | (11)% |
| United States | 70.02 | 73.20 | 74.78 | 75.91 | 77.29 | (4)% |

## 11. INVESTMENTS AND OTHER ASSETS

| As at December 31 | 2010 | 2009 |
|---|---|---|
| Long-Term Receivable | $ 80 | $ 81 |
| Deferred Pension Plan and Savings Plan | 46 | 52 |
| Other | 109 | 31 |
|  | $ 235 | $ 164 |

## 12. LONG-TERM DEBT

| As at December 31 | Note | 2010 | 2009 |
|---|---|---|---|
| Canadian Dollar Denominated Debt |  |  |  |
| Unsecured notes | A, B | $ 1,257 | $ 1,194 |
| U.S. Dollar Denominated Debt |  |  |  |
| Unsecured notes | A, C | 6,400 | 6,600 |
| Total Debt Principal | G | 7,657 | 7,794 |
| Increase in Value of Debt Acquired | D | 50 | 52 |
| Debt Discounts and Transaction Costs | E | (78) | (78) |
| Current Portion of Long-Term Debt | F | (500) | (200) |
|  |  | $ 7,129 | $ 7,568 |

## A) OVERVIEW

### REVOLVING CREDIT AND TERM LOAN BORROWINGS

At December 31, 2010, Encana had in place a bank credit facility for C$4.5 billion or its equivalent amount in U.S. dollars ($4.5 billion). The facility, which matures in October 2012, is fully revolving up to maturity. The facility is extendable from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from Encana. The facility is unsecured and bears interest at either the lenders' rates for Canadian prime, U.S. base rate, Bankers' Acceptances, or LIBOR plus applicable margins.

At December 31, 2010, one of Encana's subsidiaries had in place a bank credit facility totaling $565 million. The facility, which matures in February 2013, is guaranteed by Encana Corporation and is fully revolving up to maturity. The facility is extendable from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from the subsidiary. This facility bears interest at either the lenders' U.S. base rate or LIBOR plus applicable margins.

Standby fees paid in 2010 relating to revolving credit and term loan agreements were approximately $5 million (2009 – $4 million; 2008 – $4 million).

### UNSECURED NOTES

Unsecured notes include medium-term notes and senior notes that are issued from time to time under trust indentures.

Encana has in place a debt shelf prospectus for Canadian unsecured medium-term notes in the amount of C$2.0 billion. The shelf prospectus provides that debt securities in Canadian dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue. The shelf prospectus was filed in May 2009 and expires in June 2011. At December 31, 2010, C$2.0 billion ($2.0 billion) of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

Encana has in place a debt shelf prospectus for U.S. unsecured notes in the amount of $4.0 billion under the multijurisdictional disclosure system. The shelf prospectus provides that debt securities in U.S. dollars or other foreign currencies may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue. The shelf prospectus was filed in April 2010 and expires in May 2012. At December 31, 2010, $4.0 billion of the shelf prospectus remained unutilized, the availability of which is dependent upon market conditions.

## B) CANADIAN UNSECURED NOTES

|  | C$ Principal Amount | 2010 | 2009 |
|---|---|---|---|
| 4.30% due March 12, 2012 | $ 500 | $ 503 | $ 478 |
| 5.80% due January 18, 2018 | 750 | 754 | 716 |
|  | $ 1,250 | $ 1,257 | $ 1,194 |

## C) U.S. UNSECURED NOTES

|  | 2010 | 2009 |
|---|---|---|
| 7.65% due September 15, 2010 | $ – | $ 200 |
| 6.30% due November 1, 2011 | 500 | 500 |
| 4.75% due October 15, 2013 | 500 | 500 |
| 5.80% due May 1, 2014 | 1,000 | 1,000 |
| 5.90% due December 1, 2017 | 700 | 700 |
| 6.50% due May 15, 2019 | 500 | 500 |
| 8.125% due September 15, 2030 | 300 | 300 |
| 7.20% due November 1, 2031 | 350 | 350 |
| 7.375% due November 1, 2031 | 500 | 500 |
| 6.50% due August 15, 2034 | 750 | 750 |
| 6.625% due August 15, 2037 | 500 | 500 |
| 6.50% due February 1, 2038 | 800 | 800 |
|  | $ 6,400 | $ 6,600 |

The 5.80% note due May 1, 2014 was issued by the Company's indirect wholly owned subsidiary, Encana Holdings Finance Corp. This note is fully and unconditionally guaranteed by Encana Corporation.

**D) INCREASE IN VALUE OF DEBT ACQUIRED**

Certain of the notes and debentures of the Company were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 20 years.

**E) DEBT DISCOUNTS AND TRANSACTION COSTS**

Long-term debt transaction costs, premiums and discounts are capitalized within long-term debt and are being amortized using the effective interest method. During 2010, there were no transaction costs and discounts capitalized within long-term debt relating to the issuance of Canadian and U.S. unsecured notes (2009 – $4 million).

**F) CURRENT PORTION OF LONG-TERM DEBT**

|  | 2010 | 2009 |
|---|---|---|
| 7.65% due September 15, 2010 | $ – | $ 200 |
| 6.30% due November 1, 2011 | 500 | – |
|  | $ 500 | $ 200 |

**G) MANDATORY DEBT PAYMENTS**

|  | C$ Principal Amount | US$ Principal Amount | Total US$ Equivalent |
|---|---|---|---|
| 2011 | $ – | $ 500 | $ 500 |
| 2012 | 500 | – | 503 |
| 2013 | – | 500 | 500 |
| 2014 | – | 1,000 | 1,000 |
| 2015 | – | – | – |
| Thereafter | 750 | 4,400 | 5,154 |
| Total | $ 1,250 | $ 6,400 | $ 7,657 |

## 13. ASSET RETIREMENT OBLIGATION

The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets:

| As at December 31 | 2010 | 2009 |
|---|---|---|
| Asset Retirement Obligation, Beginning of Year | $ 787 | $ 1,230 |
| Liabilities Incurred | 101 | 21 |
| Liabilities Settled | (26) | (52) |
| Liabilities Divested | (75) | (26) |
| Liabilities Transferred to Cenovus | – | (692) |
| Change in Estimated Future Cash Outflows | (38) | 74 |
| Accretion Expense | 46 | 71 |
| Foreign Currency Translation | 25 | 161 |
| Asset Retirement Obligation, End of Year | $ 820 | $ 787 |

The total undiscounted amount of estimated cash flows required to settle the obligation is $4,696 million (2009 – $3,792 million), which has been discounted at 6.27 percent (2009 – 6.38 percent). Most of these obligations are not expected to be paid for several years, or decades, in the future and will be funded from general Company resources at that time.

## 14. CAPITAL STRUCTURE

The Company's capital structure consists of shareholders' equity plus debt, defined as long-term debt including the current portion. The Company's objectives when managing its capital structure are to:

i) maintain financial flexibility to preserve Encana's access to capital markets and its ability to meet its financial obligations; and

ii) finance internally generated growth, as well as potential acquisitions.

The Company monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA"). These metrics are measures of the Company's overall financial strength and are used to steward the Company's overall debt position.

Encana targets a Debt to Capitalization ratio of less than 40 percent. At December 31, 2010, Encana's Debt to Capitalization ratio was 31 percent (December 31, 2009 – 32 percent) calculated as follows:

| As at December 31 | 2010 | 2009 |
|---|---|---|
| Debt | $ 7,629 | $ 7,768 |
| Shareholders' Equity | 17,327 | 16,614 |
| Capitalization | $ 24,956 | $ 24,382 |
| **Debt to Capitalization Ratio** | 31% | 32% |

Encana targets a Debt to Adjusted EBITDA of less than 2.0 times. At December 31, 2010, Debt to Adjusted EBITDA was 1.4x (December 31, 2009 – 1.3x; December 31, 2008 – 0.6x) calculated on a trailing 12-month basis as follows:

| As at December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Debt | $ 7,629 | $ 7,768 | $ 9,005 |
| Net Earnings from Continuing Operations | $ 1,499 | $ 1,830 | $ 6,499 |
| Add (deduct): | | | |
| Interest, net | 501 | 405 | 402 |
| Income tax expense | 561 | 109 | 2,720 |
| Depreciation, depletion and amortization | 3,242 | 3,704 | 4,035 |
| Accretion of asset retirement obligation | 46 | 71 | 77 |
| Foreign exchange (gain) loss, net | (216) | (22) | 423 |
| (Gain) loss on divestitures | 2 | 2 | (141) |
| Adjusted EBITDA | $ 5,635 | $ 6,099 | $ 14,015 |
| **Debt to Adjusted EBITDA** | 1.4x | 1.3x | 0.6x |

Encana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, the Company may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.

The Company's capital management objectives, evaluation measures, definitions and targets have remained unchanged over the periods presented. Encana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.

## 15. SHARE CAPITAL

### AUTHORIZED

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares and an unlimited number of second preferred shares.

### ISSUED AND OUTSTANDING

| As at December 31 | | 2010 | | 2009 | |
|---|---|---|---|---|---|
| | | Number (millions) | Amount | Number (millions) | Amount |
| Common Shares Outstanding, Beginning of Year | | 751.3 | $ 2,360 | 750.4 | $ 4,557 |
| Common Shares Issued under Option Plans | | 0.4 | 5 | 0.4 | 5 |
| Common Shares Issued from PSU Trust | | – | – | 0.5 | 19 |
| Stock-Based Compensation | | – | 2 | – | 1 |
| Common Shares Purchased | | (15.4) | (48) | – | – |
| Common Shares Cancelled | (Note 3) | – | – | (751.3) | (4,582) |
| New Encana Common Shares Issued | (Note 3) | – | – | 751.3 | 2,360 |
| Encana Special Shares Issued | (Note 3) | – | – | 751.3 | 2,222 |
| Encana Special Shares Cancelled | (Note 3) | – | – | (751.3) | (2,222) |
| Common Shares Outstanding, End of Year | | 736.3 | $ 2,319 | 751.3 | $ 2,360 |

### PER SHARE AMOUNTS

The following table summarizes the common shares used in calculating net earnings per common share:

| For the years ended December 31 (in millions) | 2010 | 2009 | 2008 |
|---|---|---|---|
| Weighted Average Common Shares Outstanding – Basic | 739.7 | 751.0 | 750.1 |
| Effect of Dilutive Securities | 0.1 | 0.4 | 1.7 |
| Weighted Average Common Shares Outstanding – Diluted | 739.8 | 751.4 | 751.8 |

### NORMAL COURSE ISSUER BID

Encana has received regulatory approval each year under Canadian securities laws to purchase common shares under nine consecutive Normal Course Issuer Bids ("NCIB"). Encana is entitled to purchase, for cancellation, up to 36.8 million common shares under the current NCIB, which commenced on December 14, 2010 and terminates on December 13, 2011. During 2010, the Company purchased approximately 15.4 million common shares for total consideration of approximately $499 million. Of the amount paid, $6 million was charged to paid in surplus, $48 million was charged to share capital and $445 million was charged to retained earnings.

During 2009, the Company did not purchase any of its common shares.

During 2008, the Company purchased approximately 4.8 million common shares for total consideration of approximately $326 million. Of the amount paid, $29 million was charged to share capital and $297 million was charged to retained earnings. Included in the common shares purchased in 2008 are 2.0 million common shares distributed, valued at $16 million, from the Encana Employee Benefit Plan Trust that vested under Encana's Performance Share Unit ("PSU") Plan. For these common shares distributed, there was a $54 million adjustment to retained earnings with a reduction to paid in surplus of $70 million.

**PERFORMANCE SHARE UNITS**

In April 2009, the remaining 0.5 million common shares held in trust relating to Encana's Performance Share Unit Plan were sold for total consideration of $25 million. Of the amount received, $19 million was credited to share capital and $6 million to paid in surplus, representing the excess consideration received over the original price of the common shares acquired by the trust. Effective May 15, 2009, the trust agreement was terminated.

**ENCANA STOCK OPTION PLAN**

Encana has stock-based compensation plans that allow employees to purchase common shares of the Company. Option exercise prices approximate the market price for the common shares on the date the options were granted. Options granted are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted. In addition, certain stock options granted are performance based. The performance based stock options vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to Encana attaining prescribed performance relative to predetermined key measures. All options outstanding as at December 31, 2010 have an associated Tandem Share Appreciation Right ("TSAR") attached (See Note 16).

At December 31, 2010, there were 11.8 million common shares reserved for issuance under stock option plans (2009 – 9.6 million; 2008 – 16.5 million).

At December 31, 2009, the balance in paid in surplus relates to stock-based compensation programs.

**ENCANA SHARE UNITS HELD BY CENOVUS EMPLOYEES**

The share units described below include TSARs, Performance TSARs, Share Appreciation Rights ("SARs") and Performance SARs.

As part of the Split Transaction, on November 30, 2009, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. The terms and conditions of the new share units are similar to the terms and conditions of the original share units.

With respect to Encana share units held by Cenovus employees and Cenovus share units held by Encana employees, both Encana and Cenovus have agreed to reimburse each other for share units exercised for cash by their respective employees. Accordingly, for Encana share units held by Cenovus employees, Encana has recorded a payable to Cenovus employees and a receivable due from Cenovus. The payable to Cenovus employees and the receivable due from Cenovus is based on the fair value of the Encana share units determined using the Black-Scholes-Merton model (See Note 17). There is no impact on Encana's net earnings for share units held by Cenovus employees. No further Encana share units will be granted to Cenovus employees.

Cenovus employees can choose to exercise Encana TSARs and Encana Performance TSARs in exchange for Encana common shares or for cash. The following table summarizes the information regarding share units held by Cenovus employees as at December 31, 2010. Refer to Note 16 for information regarding share units held by Encana employees.

| As at December 31 | 2010 | |
|---|---|---|
| | Number of Encana Share Units (millions) | Weighted Average Exercise Price |
| **Canadian Dollar Denominated (C$)** | | |
| Encana TSARs held by Cenovus Employees | | |
| Outstanding, End of Year | 6.4 | 30.67 |
| Exercisable, End of Year | 4.5 | 30.13 |
| Encana Performance TSARs held by Cenovus Employees | | |
| Outstanding, End of Year | 7.1 | 31.61 |
| Exercisable, End of Year | 3.6 | 31.74 |

## 16. COMPENSATION PLANS

The following information relates to Encana's compensation plans at December 31, 2010.

As part of the Split Transaction, each holder of Encana share units disposed of their right in exchange for the grant of new Encana share units and Cenovus share units. The terms and conditions of the new share units are similar to the terms and conditions of the original share units. Share units include TSARs, Performance TSARs, SARs and Performance SARs.

The original exercise price of the share units was apportioned to the Encana and Cenovus share units based on a valuation methodology that included the weighted average trading price of the new Encana common shares and the weighted average trading price of the Cenovus common shares on the Toronto Stock Exchange ("TSX") on a "when issued" basis on December 2, 2009.

For new Encana share units held by Encana employees, Encana accrues compensation cost over the vesting period based on the intrinsic method of accounting.

For Cenovus share units held by Encana employees, Encana accrues compensation cost over the vesting period based on the fair value of the Cenovus share units. The fair value of the Cenovus share units is determined using the Black-Scholes-Merton model. At December 31, 2010, the fair value was estimated using the following weighted average assumptions: risk free rate of 1.7 percent, dividend yield of 2.4 percent, volatility of 22.5 percent and Cenovus closing market share price of C$33.28 (See Note 17). No further Cenovus share units will be granted to Encana employees.

Refer to Note 15 for information regarding Encana share units held by Cenovus employees.

### A) TANDEM SHARE APPRECIATION RIGHTS

All options to purchase common shares issued under the stock option plan described in Note 15 have an associated TSAR attached to them whereby the option holder has the right to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price of the right in lieu of exercising the option. The TSARs vest and expire under the same terms and conditions as the underlying option.

The following table summarizes information related to the TSARs prior to the November 30, 2009 Split Transaction (See Note 3):

| As at December 31 | 2010 | | 2009 | |
| --- | --- | --- | --- | --- |
| | Outstanding TSARs | Weighted Average Exercise Price | Outstanding TSARs | Weighted Average Exercise Price |
| **Canadian Dollar Denominated (C$)** | | | | |
| Outstanding, Beginning of Year | – | – | 19,411,939 | 53.97 |
| Granted | – | – | 4,030,680 | 55.39 |
| Exercised – SARs | – | – | (1,994,556) | 42.65 |
| Exercised – Options | – | – | (60,914) | 34.89 |
| Forfeited | – | – | (452,606) | 60.11 |
| Exchanged for new TSARs | – | – | (20,934,543) | 55.25 |
| Outstanding, End of Year | – | – | – | – |
| Exercisable, End of Year | – | – | – | – |

The following tables summarize information related to the new Encana TSARs held by Encana employees:

| As at December 31 | 2010 | | 2009 | |
|---|---|---|---|---|
| | Outstanding TSARs | Weighted Average Exercise Price | Outstanding TSARs | Weighted Average Exercise Price |
| **Canadian Dollar Denominated (C$)** | | | | |
| Outstanding, Beginning of Year | 12,473,214 | 28.85 | – | – |
| New TSARs exchanged November 30, 2009 | – | – | 12,556,585 | 28.83 |
| Granted | 4,796,595 | 32.59 | 12,775 | 29.96 |
| Exercised – SARs | (2,499,993) | 23.97 | (54,075) | 21.26 |
| Exercised – Options | (97,136) | 20.90 | (206) | 22.65 |
| Forfeited | (432,413) | 32.87 | (41,865) | 33.46 |
| Outstanding, End of Year | 14,240,267 | 30.89 | 12,473,214 | 28.85 |
| Exercisable, End of Year | 7,301,991 | 29.47 | 7,713,376 | 26.94 |

| As at December 31, 2010 | Outstanding Encana TSARs | | | Exercisable Encana TSARs | |
|---|---|---|---|---|---|
| Range of Exercise Price (C$) | Number of TSARs | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price | Number of TSARs | Weighted Average Exercise Price |
| 20.00 to 29.99 | 7,093,900 | 1.45 | 27.68 | 5,358,068 | 27.23 |
| 30.00 to 39.99 | 6,999,717 | 3.32 | 33.86 | 1,855,933 | 35.21 |
| 40.00 to 49.99 | 145,150 | 2.41 | 44.72 | 87,090 | 44.72 |
| 50.00 to 59.99 | 1,500 | 2.39 | 50.39 | 900 | 50.39 |
| | 14,240,267 | 2.38 | 30.89 | 7,301,991 | 29.47 |

The following tables summarize information related to the Cenovus TSARs held by Encana employees:

| As at December 31 | 2010 | | 2009 | |
|---|---|---|---|---|
| | Outstanding TSARs | Weighted Average Exercise Price | Outstanding TSARs | Weighted Average Exercise Price |
| **Canadian Dollar Denominated (C$)** | | | | |
| Outstanding, Beginning of Year | 12,482,694 | 26.08 | – | – |
| New TSARs exchanged November 30, 2009 | – | – | 12,556,585 | 26.07 |
| Exercised – SARs | (3,847,458) | 22.25 | (29,840) | 18.57 |
| Exercised – Options | (105,469) | 19.37 | (1,206) | 16.77 |
| Forfeited | (316,109) | 29.86 | (42,845) | 30.17 |
| Outstanding, End of Year | 8,213,658 | 27.81 | 12,482,694 | 26.08 |
| Exercisable, End of Year | 5,977,506 | 27.38 | 7,735,631 | 24.35 |

| As at December 31, 2010 | Outstanding Cenovus TSARs | | | Exercisable Cenovus TSARs | |
|---|---|---|---|---|---|
| Range of Exercise Price (C$) | Number of TSARs | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price | Number of TSARs | Weighted Average Exercise Price |
| 20.00 to 29.99 | 5,774,811 | 1.51 | 25.54 | 4,361,200 | 25.30 |
| 30.00 to 39.99 | 2,360,197 | 2.06 | 32.84 | 1,569,116 | 32.69 |
| 40.00 to 49.99 | 78,650 | 2.44 | 42.86 | 47,190 | 42.86 |
| | 8,213,658 | 1.68 | 27.81 | 5,977,506 | 27.38 |

During the year, the Company recorded a net reduction of compensation costs of $2 million, which included a reduction of compensation costs of $33 million related to the Encana TSARs and compensation costs of $31 million related to the Cenovus TSARs (2009 – compensation costs of $5 million related to the outstanding TSARs prior to the Split Transaction, $11 million related to the new Encana TSARs and $46 million related to the Cenovus TSARs; 2008 – reduction of compensation costs of $47 million).

## B) PERFORMANCE TANDEM SHARE APPRECIATION RIGHTS

During 2007, 2008 and 2009, under the terms of the existing Employee Stock Option Plan, Encana granted Performance TSARs under which the employee has the right to receive a cash payment equal to the excess of the market price of Encana common shares at the time of exercise over the grant price. Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to Encana attaining prescribed performance relative to key predetermined measures. Performance TSARs that do not vest when eligible are forfeited.

The following table summarizes information related to the Performance TSARs prior to the November 30, 2009 Split Transaction (See Note 3):

| As at December 31 | 2010 | | 2009 | |
|---|---|---|---|---|
| | Outstanding Performance TSARs | Weighted Average Exercise Price | Outstanding Performance TSARs | Weighted Average Exercise Price |
| **Canadian Dollar Denominated (C$)** | | | | |
| Outstanding, Beginning of Year | – | – | 12,979,725 | 63.13 |
| Granted | – | – | 7,751,720 | 55.31 |
| Exercised – SARs | – | – | (144,707) | 56.09 |
| Exercised – Options | – | – | (980) | 56.09 |
| Forfeited | – | – | (2,041,565) | 62.64 |
| Exchanged for new Performance TSARs | – | – | (18,544,193) | 59.97 |
| Outstanding, End of Year | – | – | – | – |
| Exercisable, End of Year | – | – | – | – |

The following tables summarize information related to the new Encana Performance TSARs held by Encana employees:

| As at December 31 | 2010 | | 2009 | |
|---|---|---|---|---|
| | Outstanding Performance TSARs | Weighted Average Exercise Price | Outstanding Performance TSARs | Weighted Average Exercise Price |
| **Canadian Dollar Denominated (C$)** | | | | |
| Outstanding, Beginning of Year | 10,461,901 | 31.42 | – | – |
| New Performance TSARs exchanged November 30, 2009 | – | – | 10,491,119 | 31.42 |
| Exercised – SARs | (251,443) | 29.36 | (2,070) | 29.45 |
| Exercised – Options | (171) | 29.04 | – | – |
| Forfeited | (1,102,718) | 31.51 | (27,148) | 31.59 |
| Outstanding, End of Year | 9,107,569 | 31.46 | 10,461,901 | 31.42 |
| Exercisable, End of Year | 4,994,939 | 31.42 | 2,235,899 | 31.55 |

| | Outstanding Encana Performance TSARs | | | Exercisable Encana Performance TSARs | |
|---|---|---|---|---|---|
| As at December 31, 2010 | | | | | |
| Range of Exercise Price (C$) | Number of TSARs | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price | Number of TSARs | Weighted Average Exercise Price |
| 20.00 to 29.99 | 6,274,133 | 2.28 | 29.21 | 3,534,763 | 29.34 |
| 30.00 to 39.99 | 2,833,436 | 2.12 | 36.44 | 1,460,176 | 36.44 |
| | 9,107,569 | 2.23 | 31.46 | 4,994,939 | 31.42 |

The following tables summarize information related to the Cenovus Performance TSARs held by Encana employees:

| As at December 31 | 2010 | | 2009 | |
|---|---|---|---|---|
| | Outstanding Performance TSARs | Weighted Average Exercise Price | Outstanding Performance TSARs | Weighted Average Exercise Price |
| **Canadian Dollar Denominated (C$)** | | | | |
| Outstanding, Beginning of Year | 10,462,643 | 28.42 | – | – |
| New Performance TSARs exchanged November 30, 2009 | – | – | 10,491,119 | 28.42 |
| Exercised – SARs | (410,520) | 26.54 | – | – |
| Exercised – Options | (991) | 26.46 | – | – |
| Forfeited | (1,110,646) | 28.49 | (28,476) | 28.49 |
| Outstanding, End of Year | 8,940,486 | 28.49 | 10,462,643 | 28.42 |
| Exercisable, End of Year | 4,827,858 | 28.49 | 2,236,641 | 28.54 |

| As at December 31, 2010 | Outstanding Cenovus Performance TSARs | | | Exercisable Cenovus Performance TSARs | |
|---|---|---|---|---|---|
| Range of Exercise Price (C$) | Number of TSARs | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price | Number of TSARs | Weighted Average Exercise Price |
| 20.00 to 29.99 | 6,107,050 | 2.29 | 26.42 | 3,367,682 | 26.55 |
| 30.00 to 39.99 | 2,833,436 | 2.12 | 32.96 | 1,460,176 | 32.96 |
| | 8,940,486 | 2.24 | 28.49 | 4,827,858 | 28.49 |

During the year, the Company recorded net compensation costs of $4 million, which included a reduction of compensation costs of $18 million related to the Encana Performance TSARs and compensation costs of $22 million related to the Cenovus Performance TSARs (2009 – compensation costs of $4 million related to the outstanding Performance TSARs prior to the Split Transaction, $20 million related to the new Encana Performance TSARs and $19 million related to the Cenovus Performance TSARs; 2008 – a reduction of compensation costs of $6 million).

## C) SHARE APPRECIATION RIGHTS

Encana has a program whereby employees may be granted SARs, which entitle the employee to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the exercise price of the right. SARs granted during 2010 and 2009 are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the grant date.

The following table summarizes information related to the SARs prior to the November 30, 2009 Split Transaction (See Note 3):

| As at December 31 | 2010 | | 2009 | |
|---|---|---|---|---|
| | Outstanding SARs | Weighted Average Exercise Price | Outstanding SARs | Weighted Average Exercise Price |
| **Canadian Dollar Denominated (C$)** | | | | |
| Outstanding, Beginning of Year | – | – | 1,285,065 | 72.13 |
| Granted | – | – | 1,126,850 | 55.48 |
| Exercised – SARs | – | – | (990) | 43.50 |
| Forfeited | – | – | (60,365) | 66.64 |
| Exchanged for new SARs | – | – | (2,350,560) | 64.30 |
| Outstanding, End of Year | – | – | – | – |
| Exercisable, End of Year | – | – | – | – |

The following tables summarize information related to the new Encana SARs held by Encana employees:

| As at December 31 | 2010 | | 2009 | |
|---|---|---|---|---|
| | Outstanding SARs | Weighted Average Exercise Price | Outstanding SARs | Weighted Average Exercise Price |
| **Canadian Dollar Denominated (C$)** | | | | |
| Outstanding, Beginning of Year | 2,343,485 | 33.75 | – | – |
| New SARs exchanged November 30, 2009 | – | – | 2,329,835 | 33.78 |
| Granted | – | – | 19,525 | 29.87 |
| Exercised | (35,535) | 28.98 | – | – |
| Forfeited | (121,334) | 33.23 | (5,875) | 32.24 |
| Outstanding, End of Year | 2,186,616 | 33.86 | 2,343,485 | 33.75 |
| Exercisable, End of Year | 993,370 | 35.39 | 370,438 | 37.93 |

| As at December 31, 2010 | Outstanding Encana SARs | | | Exercisable Encana SARs | |
|---|---|---|---|---|---|
| Range of Exercise Price (C$) | Number of SARs | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price | Number of SARs | Weighted Average Exercise Price |
| 20.00 to 29.99 | 1,009,771 | 3.12 | 28.95 | 295,669 | 28.87 |
| 30.00 to 39.99 | 997,945 | 2.30 | 36.55 | 590,361 | 36.64 |
| 40.00 to 49.99 | 173,900 | 2.44 | 46.38 | 104,340 | 46.38 |
| 50.00 to 59.99 | 5,000 | 2.46 | 50.09 | 3,000 | 50.09 |
| | 2,186,616 | 2.69 | 33.86 | 993,370 | 35.39 |

Beginning in January 2010, U.S. dollar denominated SARs were granted to eligible employees. The terms and conditions are similar to the Canadian dollar denominated SARs. The following tables summarize information related to the U.S. dollar denominated SARs held by Encana employees at December 31, 2010:

| As at December 31 | 2010 | | 2009 | |
|---|---|---|---|---|
| | Outstanding SARs | Weighted Average Exercise Price | Outstanding SARs | Weighted Average Exercise Price |
| **U.S. Dollar Denominated (US$)** | | | | |
| Outstanding, Beginning of Year | – | – | – | – |
| Granted | 4,864,490 | 30.73 | – | – |
| Forfeited | (145,900) | 30.71 | – | – |
| Outstanding, End of Year | 4,718,590 | 30.73 | – | – |
| Exercisable, End of Year | 5,050 | 30.68 | – | – |

| As at December 31, 2010 | Outstanding Encana SARs | | | Exercisable Encana SARs | |
|---|---|---|---|---|---|
| Range of Exercise Price (US$) | Number of SARs | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price | Number of SARs | Weighted Average Exercise Price |
| 20.00 to 29.99 | 477,325 | 4.75 | 28.31 | – | – |
| 30.00 to 39.99 | 4,241,265 | 4.16 | 31.00 | 5,050 | 30.68 |
| | 4,718,590 | 4.22 | 30.73 | 5,050 | 30.68 |

The following tables summarize information related to the Cenovus SARs held by Encana employees:

| As at December 31 | 2010 | | 2009 | |
|---|---|---|---|---|
| | Outstanding SARs | Weighted Average Exercise Price | Outstanding SARs | Weighted Average Exercise Price |
| **Canadian Dollar Denominated (C$)** | | | | |
| Outstanding, Beginning of Year | 2,323,960 | 30.55 | – | – |
| New SARs exchanged November 30, 2009 | – | – | 2,329,835 | 30.55 |
| Exercised | (44,327) | 26.15 | – | – |
| Forfeited | (121,122) | 30.11 | (5,875) | 29.17 |
| Outstanding, End of Year | 2,158,511 | 30.67 | 2,323,960 | 30.55 |
| Exercisable, End of Year | 979,635 | 32.08 | 370,438 | 34.30 |

| As at December 31, 2010 | Outstanding Cenovus SARs | | | Exercisable Cenovus SARs | |
|---|---|---|---|---|---|
| Range of Exercise Price (C$) | Number of SARs | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price | Number of SARs | Weighted Average Exercise Price |
| 20.00 to 29.99 | 1,034,146 | 3.11 | 26.28 | 303,813 | 26.25 |
| 30.00 to 39.99 | 992,015 | 2.26 | 33.54 | 596,412 | 33.54 |
| 40.00 to 49.99 | 132,350 | 2.44 | 43.44 | 79,410 | 43.44 |
| | 2,158,511 | 2.68 | 30.67 | 979,635 | 32.08 |

During the year, the Company recorded net compensation costs of $2 million, which included a reduction of compensation costs of $3 million related to the new Encana SARs and compensation costs of $5 million related to the Cenovus SARs (2009 – compensation costs of $1 million related to the outstanding SARs prior to the Split Transaction, $2 million related to the new Encana SARs and $5 million related to the Cenovus SARs; 2008 – nil).

## D) PERFORMANCE SHARE APPRECIATION RIGHTS

In 2009, Encana granted Performance SARs to certain employees which entitle the employee to receive a cash payment equal to the excess of the market price of Encana's common shares at the time of exercise over the grant price. Performance SARs vest and expire under the same terms and service conditions as SARs and are also subject to Encana attaining prescribed performance relative to predetermined key measures. Performance SARs that do not vest when eligible are forfeited.

The following table summarizes information related to the Performance SARs prior to the November 30, 2009 Split Transaction (See Note 3):

| As at December 31 | 2010 | | 2009 | |
|---|---|---|---|---|
| | Outstanding Performance SARs | Weighted Average Exercise Price | Outstanding Performance SARs | Weighted Average Exercise Price |
| **Canadian Dollar Denominated (C$)** | | | | |
| Outstanding, Beginning of Year | – | – | 1,620,930 | 69.40 |
| Granted | – | – | 2,140,440 | 55.31 |
| Forfeited | – | – | (256,235) | 67.47 |
| Exchanged for new Performance SARs | – | – | (3,505,135) | 60.94 |
| Outstanding, End of Year | – | – | – | – |
| Exercisable, End of Year | – | – | – | – |

The following tables summarize information related to the new Encana Performance SARs held by Encana employees:

| As at December 31 | 2010 | | 2009 | |
|---|---|---|---|---|
| | Outstanding Performance SARs | Weighted Average Exercise Price | Outstanding Performance SARs | Weighted Average Exercise Price |
| **Canadian Dollar Denominated (C$)** | | | | |
| Outstanding, Beginning of Year | 3,471,998 | 32.00 | – | – |
| New Performance SARs exchanged November 30, 2009 | – | – | 3,481,203 | 31.99 |
| Exercised | (52,173) | 29.04 | – | – |
| Forfeited | (401,963) | 32.26 | (9,205) | 29.97 |
| Outstanding, End of Year | 3,017,862 | 32.01 | 3,471,998 | 32.00 |
| Exercisable, End of Year | 1,060,938 | 33.41 | 293,344 | 36.44 |

| As at December 31, 2010 | Outstanding Encana Performance SARs | | | Exercisable Encana Performance SARs | |
|---|---|---|---|---|---|
| Range of Exercise Price (C$) | Number of SARs | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price | Number of SARs | Weighted Average Exercise Price |
| 20.00 to 29.99 | 1,806,183 | 3.12 | 29.04 | 434,645 | 29.04 |
| 30.00 to 39.99 | 1,211,679 | 2.12 | 36.44 | 626,293 | 36.44 |
| | 3,017,862 | 2.72 | 32.01 | 1,060,938 | 33.41 |

The following tables summarize information related to the Cenovus Performance SARs held by Encana employees:

| As at December 31 | 2010 | | 2009 | |
|---|---|---|---|---|
| | Outstanding Performance SARs | Weighted Average Exercise Price | Outstanding Performance SARs | Weighted Average Exercise Price |
| **Canadian Dollar Denominated (C$)** | | | | |
| Outstanding, Beginning of Year | 3,471,998 | 28.94 | – | – |
| New Performance SARs exchanged November 30, 2009 | – | – | 3,481,203 | 28.94 |
| Exercised | (64,173) | 26.27 | – | – |
| Forfeited | (401,827) | 29.20 | (9,205) | 27.11 |
| Outstanding, End of Year | 3,005,998 | 28.96 | 3,471,998 | 28.94 |
| Exercisable, End of Year | 1,050,358 | 30.26 | 293,344 | 32.96 |

| As at December 31, 2010 | Outstanding Cenovus Performance SARs | | | Exercisable Cenovus Performance SARs | |
|---|---|---|---|---|---|
| Range of Exercise Price (C$) | Number of SARs | Weighted Average Remaining Contractual Life (years) | Weighted Average Exercise Price | Number of SARs | Weighted Average Exercise Price |
| 20.00 to 29.99 | 1,795,147 | 3.12 | 26.27 | 424,493 | 26.27 |
| 30.00 to 39.99 | 1,210,851 | 2.12 | 32.96 | 625,865 | 32.96 |
| | 3,005,998 | 2.72 | 28.96 | 1,050,358 | 30.26 |

During the year, the Company recorded net compensation costs of $2 million, which included a reduction of compensation costs of $4 million related to the new Encana Performance SARs and compensation costs of $6 million related to the Cenovus Performance SARs (2009 – compensation costs of $1 million related to the outstanding Performance SARs prior to the Split Transaction, $3 million related to the new Encana Performance SARs and $7 million related to the Cenovus Performance SARs; 2008 – nil).

### E) PERFORMANCE SHARE UNITS

In February 2010, PSUs were granted to eligible employees which entitle the employees to receive, upon vesting, a cash payment equal to the value of one common share of Encana for each PSU held, depending upon the terms of the amended PSU plan. PSUs vest three years from the date of grant, provided the employee remains actively employed with Encana on the vesting date.

The ultimate value of the PSUs will depend upon Encana's performance measured over the three-year period. Each year, Encana's performance will be assessed by the Board of Directors (the "Board") to determine whether the performance criteria have been met. Based on this assessment, up to a maximum of two times the original PSU grant may be awarded in respect of the year being measured. The respective proportion of the original PSU grant deemed eligible to vest for each year will be valued, based on an average share price over the last 20 trading days of the year for which performance is measured, and the notional cash value deposited to a PSU account, with payout deferred to the final vesting date.

The following table summarizes information related to the PSUs:

| As at December 31, 2010 | Canadian Dollar Denominated Outstanding PSUs | U.S. Dollar Denominated Outstanding PSUs |
|---|---|---|
| Outstanding, Beginning of Year | – | – |
| Granted | 880,735 | 810,910 |
| Units, in Lieu of Dividends | 23,002 | 21,082 |
| Forfeited | (28,556) | (36,080) |
| Outstanding, End of Year | 875,181 | 795,912 |

During the year, the Company recorded compensation costs of $15 million related to the outstanding PSUs (2009 – nil; 2008 – $1 million).

## F) DEFERRED SHARE UNITS

The Company has in place a program whereby Directors and certain key employees are issued Deferred Share Units ("DSUs"), which vest immediately and are equivalent in value to a common share of the Company. DSUs expire on December 15th of the year following the Director's resignation or employee's termination.

Employees have the option to convert either 25 or 50 percent of their annual High Performance Results ("HPR") award into DSUs. The number of DSUs is based on the value of the award divided by the closing value of Encana's share price at the end of the performance period of the HPR award. DSUs vest immediately, can be redeemed in accordance with the terms of the agreement and expire on December 15th of the year following the year of termination.

Pursuant to the Split Transaction, additional Encana DSUs were credited to employees, officers and Directors of Encana to compensate employees, officers and Directors for the loss in value of the Encana common shares. The number of Encana DSUs credited to each was determined so that, immediately after the adjustment, each participant has an aggregate number of Encana DSUs based on a formula that the Encana DSUs fair value would equal the fair value of the exchanged Encana DSUs. Encana DSUs credited to employees, officers and Directors of Cenovus were exchanged for Cenovus DSUs, each having a notional value equal to the value of one Cenovus common share.

The following table summarizes information related to the DSUs:

| As at December 31 | 2010 | 2009 |
|---|---|---|
| | Outstanding DSUs | Outstanding DSUs |
| **Canadian Dollar Denominated** | | |
| Outstanding, Beginning of Year | 672,147 | 656,841 |
| Granted | 104,477 | 74,600 |
| Converted from HPR awards | 21,732 | 46,884 |
| Encana DSUs exchanged for Cenovus DSUs | – | (367,293) |
| Encana DSU credit adjustment | – | 321,375 |
| Units, in Lieu of Dividends | 20,338 | 22,749 |
| Redeemed | (101,801) | (83,009) |
| Outstanding, End of Year | 716,893 | 672,147 |

During the year, the Company did not record any compensation costs related to the outstanding DSUs (2009 – $8 million; 2008 – $2 million).

## G) PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS

The Company sponsors defined benefit and defined contribution plans, providing pension and other post-employment benefits ("OPEB") to its employees. In the past, the defined benefit plan was offered; however, it has been closed to new entrants since January 1, 2003. The average remaining service period of the active employees covered by the defined benefit pension plan is six years. The average remaining service period of the active employees covered by the OPEB plan is 10 years.

The Company is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years. The most recent filing was dated November 30, 2009 and the next required filing will be as at December 31, 2012.

Information related to defined benefit pension and other post-employment benefit plans, based on actuarial estimations as at December 31, 2010 is as follows:

| | Pension Benefits | | OPEB | |
|---|---|---|---|---|
| As at December 31 | 2010 | 2009 | 2010 | 2009 |
| Fair Value of Plan Assets, End of Year | $ 276 | $ 251 | $ – | $ – |
| Accrued Benefit Obligation, End of Year | 313 | 277 | 82 | 62 |
| Funded Status – Plan Assets (less) than Benefit Obligation | (37) | (26) | (82) | (62) |
| Amounts Not Recognized: | | | | |
| Unamortized net actuarial (gain) loss | 71 | 59 | 8 | 1 |
| Unamortized past service costs | 1 | 2 | 1 | 1 |
| Net transitional asset (liability) | – | – | 3 | 5 |
| Accrued Benefit Asset (Liability) | $ 35 | $ 35 | $ (70) | $ (55) |

The 2010 pension benefit obligation was determined using the weighted average discount rate of 5.00 percent (2009 – 5.75 percent) and a weighted average rate of compensation increase of 4.15 percent (2009 – 4.15 percent). The 2010 OPEB obligation was determined using the weighted average discount rate of 5.10 percent (2009 – 5.93 percent) and a weighted average rate of compensation increase of 6.33 percent (2009 – 6.31 percent).

In 2009, accrued benefit obligation and plan assets of $50 million were allocated in conjunction with the Split Transaction for active employees who are with Cenovus.

The periodic pension and OPEB expense is as follows:

| | Pension Benefits | | | OPEB | | |
|---|---|---|---|---|---|---|
| For the years ended December 31 | **2010** | 2009 | 2008 | **2010** | 2009 | 2008 |
| Defined Benefit Plans Expense | $ **12** | $ 20 | $ 9 | $ **15** | $ 14 | $ 12 |
| Defined Contribution Plans Expense | **34** | 43 | 44 | **–** | – | – |
| Total Benefit Plans Expense | $ **46** | $ 63 | $ 53 | $ **15** | $ 14 | $ 12 |

The Company's pension plan assets were invested in the following as at December 31, 2010: 41 percent Domestic Equity (2009 – 39 percent), 23 percent Foreign Equity (2009 – 23 percent), 29 percent Bonds (2009 – 29 percent), and 7 percent Real Estate and Other (2009 – 9 percent). The expected long-term rate of return is 6.75 percent. The expected rate of return on plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The asset allocation structure is subject to diversification requirements and constraints, which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

The Company's contributions to the defined benefit pension plans are subject to the results of an actuarial valuation and direction by the Human Resources and Compensation Committee. Contributions by the participants to the pension and other benefits plans were $0.3 million for the year ended December 31, 2010 (2009 – $1 million; 2008 – $1 million). Encana's contribution to the defined benefit pension plans for the year ended December 31, 2010 was $10 million (2009 – $12 million; 2008 – $8 million).

The Company's OPEB plans are funded on an as required basis.

Estimated future payments of pension and other benefits are as follows:

| | Pension Benefits | OPEB |
|---|---|---|
| 2011 | $ 18 | $ 3 |
| 2012 | 19 | 3 |
| 2013 | 19 | 4 |
| 2014 | 20 | 5 |
| 2015 | 21 | 5 |
| 2016 – 2020 | 107 | 34 |
| Total | $ 204 | $ 54 |

## 17. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Encana's financial assets and liabilities include cash and cash equivalents, accounts receivable and accrued revenues, investments and other assets, accounts payable and accrued liabilities, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows:

### A) FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments except for the amounts associated with share units issued as part of the Split Transaction, as discussed in Notes 15 and 16.

Risk management assets and liabilities are recorded at their estimated fair value using quoted market prices or, in their absence, third-party market indications and forecasts.

The fair value of investments and other assets approximate their carrying amount due to the nature of the instruments held.

Long-term debt is carried at amortized cost using the effective interest method of amortization. The estimated fair values of long-term borrowings have been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end.

The fair value of financial assets and liabilities were as follows:

| As at December 31 | 2010 | | 2009 | |
| --- | --- | --- | --- | --- |
| | Carrying Amount | Fair Value | Carrying Amount | Fair Value |
| Financial Assets | | | | |
| Held-for-Trading: | | | | |
| Cash and cash equivalents | $ 629 | $ 629 | $ 4,275 | $ 4,275 |
| Accounts receivable and accrued revenues [1] | 27 | 27 | 75 | 75 |
| Risk management assets [2] | 1,234 | 1,234 | 360 | 360 |
| Investments and other assets | 86 | 86 | – | – |
| Loans and Receivables: | | | | |
| Accounts receivable and accrued revenues | 1,076 | 1,076 | 1,105 | 1,105 |
| Financial Liabilities | | | | |
| Held-for-Trading: | | | | |
| Accounts payable and accrued liabilities [3, 4] | $ 147 | $ 147 | $ 155 | $ 155 |
| Risk management liabilities [2] | 73 | 73 | 168 | 168 |
| Other Financial Liabilities: | | | | |
| Accounts payable and accrued liabilities | 2,064 | 2,064 | 1,988 | 1,988 |
| Long-term debt [2] | 7,629 | 8,488 | 7,768 | 8,527 |

(1) Represents amounts due from Cenovus for Encana share units held by Cenovus employees as discussed in Note 15.

(2) Including current portion.

(3) Includes amounts due to Cenovus employees for Encana share units held as discussed in Note 15.

(4) Includes amounts due to Cenovus for Cenovus share units held by Encana employees as discussed in Notes 15 and 16.

## B) RISK MANAGEMENT ASSETS AND LIABILITIES

### NET RISK MANAGEMENT POSITION

| As at December 31 | 2010 | 2009 |
| --- | --- | --- |
| Risk Management | | |
| Current asset | $ 729 | $ 328 |
| Long-term asset | 505 | 32 |
| | 1,234 | 360 |
| Risk Management | | |
| Current liability | 65 | 126 |
| Long-term liability | 8 | 42 |
| | 73 | 168 |
| Net Risk Management Asset | $ 1,161 | $ 192 |

## SUMMARY OF UNREALIZED RISK MANAGEMENT POSITIONS

| As at December 31 | **2010** | | | 2009 | | |
|---|---|---|---|---|---|---|
| | **Risk Management** | | | Risk Management | | |
| | **Asset** | **Liability** | **Net** | Asset | Liability | Net |
| Commodity Prices | | | | | | |
| Natural gas | **$ 1,234** | **$ 63** | **$ 1,171** | $ 298 | $ 88 | $ 210 |
| Crude oil | **–** | **–** | **–** | 62 | 72 | (10) |
| Power | **–** | **10** | **(10)** | – | 8 | (8) |
| Total Fair Value | **$ 1,234** | **$ 73** | **$ 1,161** | $ 360 | $ 168 | $ 192 |

## NET FAIR VALUE METHODOLOGIES USED TO CALCULATE UNREALIZED RISK MANAGEMENT POSITIONS

The total net fair value of Encana's unrealized risk management positions is $1,161 million as at December 31, 2010 ($192 million as at December 31, 2009) and has been calculated using both quoted prices in active markets and observable market-corroborated data.

## NET FAIR VALUE OF COMMODITY PRICE POSITIONS AT DECEMBER 31, 2010

| | Notional Volumes | Term | Average Price | **Fair Value** |
|---|---|---|---|---|
| **Natural Gas Contracts** | | | | |
| Fixed Price Contracts | | | | |
| NYMEX Fixed Price | 1,438 MMcf/d | 2011 | 5.98 US$/Mcf | **$ 745** |
| NYMEX Fixed Price | 1,125 MMcf/d | 2012 | 6.36 US$/Mcf | **522** |
| Basis Contracts * | | | | |
| Canada | | 2011 | | **(15)** |
| United States | | 2011 | | **(51)** |
| Canada and United States | | 2012-2013 | | **(21)** |
| | | | | **1,180** |
| Other Financial Positions ** | | | | **(9)** |
| Natural Gas Fair Value Position | | | | **1,171** |
| **Power Purchase Contracts** | | | | |
| Power Fair Value Position | | | | **(10)** |
| Total Fair Value | | | | **$ 1,161** |

\*   Encana has entered into swaps to protect against widening natural gas price differentials between production areas, including Canada, the U.S. Rockies and Texas, and various sales points. These basis swaps are priced using both fixed prices and basis prices determined as a percentage of NYMEX.

\*\*   Other financial positions are part of the ongoing operations of the Company's proprietary production management.

## EARNINGS IMPACT OF REALIZED AND UNREALIZED GAINS (LOSSES) ON RISK MANAGEMENT POSITIONS

| | Realized Gain (Loss) | | |
|---|---|---|---|
| For the years ended December 31 | **2010** | 2009 | 2008 |
| Revenues, Net of Royalties | $ **1,207** | $ 4,420 | $ (309) |
| Operating Expenses and Other | **(4)** | (44) | 28 |
| Gain (Loss) on Risk Management | $ **1,203** | $ 4,376 | $ (281) |

| | Unrealized Gain (Loss) | | |
|---|---|---|---|
| For the years ended December 31 | **2010** | 2009 | 2008 |
| Revenues, Net of Royalties | $ **947** | $ (2,640) | $ 2,717 |
| Operating Expenses and Other | **(2)** | (40) | 12 |
| Gain (Loss) on Risk Management | $ **945** | $ (2,680) | $ 2,729 |

## RECONCILIATION OF UNREALIZED RISK MANAGEMENT POSITIONS FROM JANUARY 1 TO DECEMBER 31, 2010

| | **2010** | | 2009 | 2008 |
|---|---|---|---|---|
| | **Fair Value** | **Total Unrealized Gain (Loss)** | Total Unrealized Gain (Loss) | Total Unrealized Gain (Loss) |
| Fair Value of Contracts, Beginning of Year | $ **192** | | | |
| Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year | **2,148** | $ **2,148** | $ 1,696 | $ 2,448 |
| Settlement of Contracts Transferred to Cenovus | **24** | **–** | – | – |
| Fair Value of Contracts Realized During the Year | **(1,203)** | **(1,203)** | (4,376) | 281 |
| Fair Value of Contracts, End of Year | $ **1,161** | $ **945** | $ (2,680) | $ 2,729 |

### COMMODITY PRICE SENSITIVITIES

The following table summarizes the sensitivity of the fair value of the Company's risk management positions to fluctuations in commodity prices, with all other variables held constant. The Company has used a 10 percent variability to assess the potential impact of commodity price changes. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting pre-tax net earnings as at December 31, 2010 as follows:

| | **10% Price Increase** | **10% Price Decrease** |
|---|---|---|
| Natural gas price | $ **(447)** | $ **447** |
| Power price | **10** | **(10)** |

### C) RISKS ASSOCIATED WITH FINANCIAL ASSETS AND LIABILITIES

The Company is exposed to financial risks arising from its financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.

### COMMODITY PRICE RISK

Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, the Company has entered into various financial derivative instruments. The use of these derivative instruments is governed under formal policies and is subject to limits established by the Board. The Company's policy is to not use derivative financial instruments for speculative purposes.

Natural Gas – To partially mitigate the natural gas commodity price risk, the Company has entered into swaps which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, Encana has entered into swaps to manage the price differentials between these production areas and various sales points.

Power – The Company has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs.

CREDIT RISK

Credit risk arises from the potential that the Company may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of Board-approved credit policies governing the Company's credit portfolio and with credit practices that limit transactions according to counterparties' credit quality. At December 31, 2010, cash equivalents include high-grade, short-term securities, placed primarily with governments and financial institutions with strong investment grade ratings. Any foreign currency agreements entered into are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings.

A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. As at December 31, 2010, approximately 94 percent (2009 – 93 percent) of Encana's accounts receivable and financial derivative credit exposures are with investment grade counterparties.

At December 31, 2010, Encana had four counterparties (2009 – two counterparties) whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues and risk management assets is the total carrying value.

LIQUIDITY RISK

Liquidity risk is the risk the Company will encounter difficulties in meeting a demand to fund its financial liabilities as they come due. The Company manages its liquidity risk through cash and debt management. Encana targets a Debt to Capitalization ratio of less than 40 percent and a Debt to Adjusted EBITDA of less than 2.0 times to steward the Company's overall debt position. Further information on Encana's Debt to Capitalization ratio and Debt to Adjusted EBITDA calculation is contained in Note 14.

In managing liquidity risk, the Company has access to cash equivalents and a wide range of funding at competitive rates through commercial paper, capital markets and banks. As at December 31, 2010, Encana had available unused committed bank credit facilities totaling $5.1 billion which include a C$4.5 billion ($4.5 billion) revolving bank credit facility and a U.S. subsidiary revolving bank credit facility for $565 million that remain committed through October 2012 and February 2013, respectively.

Encana also had unused capacity under two shelf prospectuses for up to $6.0 billion, the availability of which is dependent on market conditions, to issue up to C$2.0 billion ($2.0 billion) of debt securities in Canada and up to $4.0 billion of debt securities in the United States. These shelf prospectuses expire in June 2011 and May 2012, respectively. The Company believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.

The timing of cash outflows relating to financial liabilities are outlined in the table below:

| | Less than 1 Year | 1 – 3 Years | 4 – 5 Years | 6 – 9 Years | Thereafter | Total |
|---|---|---|---|---|---|---|
| Accounts Payable and Accrued Liabilities | $ 2,211 | $ – | $ – | $ – | $ – | $ 2,211 |
| Risk Management Liabilities | 65 | 8 | – | – | – | 73 |
| Long-Term Debt * | 973 | 1,853 | 1,705 | 3,141 | 6,502 | 14,174 |

\* Principal and interest, including current portion.

Encana's total long-term debt obligations were $14.2 billion at December 31, 2010. Further information on long-term debt is contained in Note 12.

## FOREIGN EXCHANGE RISK

Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of the Company's financial assets or liabilities. As Encana operates primarily in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on the Company's reported results. Encana's functional currency is Canadian dollars; however, the Company reports its results in U.S. dollars as most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. As the effects of foreign exchange fluctuations are embedded in the Company's results, the total effect of foreign exchange fluctuations is not separately identifiable.

To mitigate the exposure to the fluctuating U.S./Canadian dollar exchange rate, Encana maintains a mix of both U.S. dollar and Canadian dollar debt. As at December 31, 2010, Encana had $5.4 billion in U.S. dollar debt issued from Canada subject to foreign exchange exposure ($5.6 billion at December 31, 2009) and $2.3 billion in debt that was not subject to foreign exchange exposure ($2.2 billion at December 31, 2009).

Encana's foreign exchange (gain) loss primarily includes foreign exchange gains and losses on U.S. dollar cash and short-term investments held in Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada, unrealized foreign exchange gains and losses on the translation of U.S. dollar denominated risk management assets and liabilities held in Canada and, in the prior year, foreign exchange gains and losses on the translation of the U.S. dollar partnership contribution receivable issued from Canada. A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in a $49 million change in foreign exchange (gain) loss at December 31, 2010 (2009 – $21 million).

## INTEREST RATE RISK

Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from the Company's financial assets or liabilities. The Company may partially mitigate its exposure to interest rate changes by holding a mix of both fixed and floating rate debt.

At December 31, 2010, the Company had no floating rate debt. Accordingly, the sensitivity in net earnings for each one percent change in interest rates on floating rate debt was nil (2009 – nil).

## 18. SUPPLEMENTARY INFORMATION

### A) NET CHANGE IN NON-CASH WORKING CAPITAL FROM CONTINUING OPERATIONS

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Operating Activities** | | | |
| Accounts receivable and accrued revenues | $ 190 | $ (487) | $ 452 |
| Inventories | 6 | (271) | 211 |
| Accounts payable and accrued liabilities | (50) | 567 | (354) |
| Income tax payable | (2,136) | 1,237 | (589) |
| Discontinued operations | – | (1,075) | (1,073) |
| | $ (1,990) | $ (29) | $ (1,353) |
| **Investing Activities** | | | |
| Accounts payable and accrued liabilities | $ (26) | $ (50) | $ 34 |

### B) SUPPLEMENTARY CASH FLOW INFORMATION – CONTINUING OPERATIONS

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Interest Paid | $ 507 | $ 507 | $ 543 |
| Income Taxes Paid | $ 2,024 | $ 766 | $ 1,574 |

## 19. COMMITMENTS AND CONTINGENCIES

### COMMITMENTS

| As at December 31, 2010 | 2011 | 2012 | 2013 | 2014 | 2015 | Thereafter | Total |
|---|---|---|---|---|---|---|---|
| Pipeline Transportation and Processing | $ 687 | $ 722 | $ 763 | $ 767 | $ 726 | $ 3,416 | $ 7,081 |
| Purchases of Goods and Services [1] | 974 | 353 | 211 | 161 | 141 | 400 | 2,240 |
| Office Rent [2] | 81 | 188 | 195 | 191 | 185 | 3,206 | 4,046 |
| Capital Commitments | 199 | 120 | – | – | – | 38 | 357 |
| Total | $ 1,941 | $ 1,383 | $ 1,169 | $ 1,119 | $ 1,052 | $ 7,060 | $ 13,724 |
| Cenovus's Share of Costs [3] | $ 119 | $ 142 | $ 82 | $ 80 | $ 76 | $ 1,528 | $ 2,027 |

(1) Includes a commitment of $667 million related to the PFC for the Deep Panuke project currently recorded as an asset under construction (See Note 4). This is expected to be recorded as an eight year capital lease upon commencement of operations.

(2) Primarily related to the lease of office space associated with The Bow. Tenant improvements for The Bow are included under Capital Commitments.

(3) Tenant costs associated with The Bow as well as current office space lease arrangements remain with Encana. Cenovus and Encana have entered into an agreement to share in the costs.

In addition to the above, the Company has made commitments related to its risk management program (See Note 17).

### CONTINGENCIES

#### LEGAL PROCEEDINGS

The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.

#### ASSET RETIREMENT

Encana is responsible for the retirement of long-lived assets related to its oil and gas properties and Midstream facilities at the end of their useful lives. The Company has recognized a liability of $820 million based on current legislation and estimated costs. Actual costs may differ from those estimated due to changes in legislation and changes in costs.

#### INCOME TAX MATTERS

The operations of the Company are complex, and related tax interpretations, regulations and legislation in the various jurisdictions in which Encana operates are continually changing. As a result, there are usually some tax matters under review. The Company believes that the provision for taxes is adequate.

## 20. SUBSEQUENT EVENTS

On February 9, 2011, Encana announced the signing of a Co-operation Agreement with PetroChina International Investment Company Limited, a subsidiary of PetroChina Company Limited, that would see PetroChina pay C$5.4 billion to acquire a 50 percent interest in Encana's Cutbank Ridge business assets in British Columbia and Alberta. Under the Co-operation Agreement, the two companies would establish a 50/50 joint venture to develop the assets.

The transaction is subject to regulatory approval from Canadian and Chinese authorities, due diligence and the negotiation and execution of various transaction agreements, including the joint venture agreement. Financial impacts will be determined at the time the negotiations are complete.

## 21. UNITED STATES ACCOUNTING PRINCIPLES AND REPORTING

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in most respects, conform to accounting principles generally accepted in the United States ("U.S. GAAP"). The significant differences between Canadian GAAP and U.S. GAAP are described in this note.

**RECONCILIATION OF NET EARNINGS UNDER CANADIAN GAAP TO U.S. GAAP**

| For the years ended December 31 | Note | 2010 | 2009 | 2008 |
|---|---|---|---|---|
| Net Earnings – Canadian GAAP | | $ 1,499 | $ 1,862 | $ 5,944 |
| Less: | | | | |
| Net Earnings From Discontinued Operations – Canadian GAAP | | – | 32 | (555) |
| Net Earnings From Continuing Operations – Canadian GAAP | | 1,499 | 1,830 | 6,499 |
| Increase (Decrease) in Net Earnings From Continuing Operations Under U.S. GAAP: | | | | |
| Revenues, net of royalties | | – | – | – |
| Operating | D ii), H | (7) | (16) | (46) |
| Depreciation, depletion and amortization | B, D ii) | 1,234 | (10,926) | (1,755) |
| Administrative | D ii) | (3) | 22 | (27) |
| Interest, net | A | – | – | (3) |
| Foreign exchange (gain) loss, net | G | 35 | 128 | – |
| Stock-Based compensation – options | C | – | – | 2 |
| Income tax expense (recovery) | E | (415) | 3,378 | 695 |
| Net Earnings (Loss) From Continuing Operations – U.S. GAAP | | 2,343 | (5,584) | 5,365 |
| Net Earnings (Loss) From Discontinued Operations – U.S. GAAP | | – | 32 | (555) |
| Net Earnings (Loss) – U.S. GAAP | | $ 2,343 | $ (5,552) | $ 4,810 |
| Net Earnings (Loss) From Continuing Operations per Common Share | | | | |
| Basic | | $ 3.17 | $ (7.44) | $ 7.15 |
| Diluted | | $ 3.17 | $ (7.44) | $ 7.14 |
| Net Earnings (Loss) per Common Share | | | | |
| Basic | | $ 3.17 | $ (7.39) | $ 6.41 |
| Diluted | | $ 3.17 | $ (7.39) | $ 6.40 |

## CONSOLIDATED STATEMENT OF EARNINGS – U.S. GAAP

| For the years ended December 31 | Note | 2010 | 2009 | 2008 |
|---|---|---|---|---|
| Revenues, Net of Royalties | | $ 8,870 | $ 11,114 | $ 21,053 |
| Expenses | | | | |
| Production and mineral taxes | | 217 | 171 | 478 |
| Transportation | | 859 | 1,280 | 1,704 |
| Operating | D ii), H | 1,068 | 1,643 | 2,029 |
| Purchased product | | 739 | 1,460 | 2,426 |
| Depreciation, depletion and amortization | B, D ii) | 2,008 | 14,630 | 5,790 |
| Administrative | D ii) | 362 | 455 | 474 |
| Interest, net | A | 501 | 405 | 405 |
| Accretion of asset retirement obligation | | 46 | 71 | 77 |
| Foreign exchange (gain) loss, net | G | (251) | (150) | 423 |
| Stock-Based compensation – options | C | – | – | (2) |
| (Gain) loss on divestitures | | 2 | 2 | (141) |
| Net Earnings (Loss) Before Income Tax | | 3,319 | (8,853) | 7,390 |
| Income tax expense (recovery) | E | 976 | (3,269) | 2,025 |
| Net Earnings (Loss) From Continuing Operations – U.S. GAAP | | 2,343 | (5,584) | 5,365 |
| Net Earnings (Loss) From Discontinued Operations – U.S. GAAP | | – | 32 | (555) |
| Net Earnings (Loss) – U.S. GAAP | | $ 2,343 | $ (5,552) | $ 4,810 |
| Net Earnings (Loss) From Continuing Operations per Common Share – U.S. GAAP | | | | |
| Basic | | $ 3.17 | $ (7.44) | $ 7.15 |
| Diluted | | $ 3.17 | $ (7.44) | $ 7.14 |
| Net Earnings (Loss) From Discontinued Operations per Common Share – U.S. GAAP | | | | |
| Basic | | $ – | $ 0.05 | $ (0.74) |
| Diluted | | $ – | $ 0.05 | $ (0.74) |
| Net Earnings (Loss) per Common Share – U.S. GAAP | | | | |
| Basic | | $ 3.17 | $ (7.39) | $ 6.41 |
| Diluted | | $ 3.17 | $ (7.39) | $ 6.40 |

## CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME – U.S. GAAP

| For the years ended December 31 | Note | 2010 | 2009 | 2008 |
|---|---|---|---|---|
| Net Earnings (Loss) – U.S. GAAP | | $ 2,343 | $ (5,552) | $ 4,810 |
| Change in Fair Value of Financial Instruments | A | – | – | 2 |
| Foreign Currency Translation Adjustment | B, D ii), F, G | 226 | 1,970 | (2,217) |
| Compensation Plans | D i), F | (2) | 13 | (12) |
| Comprehensive Income (Loss) | | $ 2,567 | $ (3,569) | $ 2,583 |

## CONSOLIDATED STATEMENT OF ACCUMULATED OTHER COMPREHENSIVE INCOME – U.S. GAAP

| For the years ended December 31 | Note | 2010 | 2009 | 2008 |
|---|---|---|---|---|
| Balance, Beginning of Year | | $ 698 | $ 811 | $ 3,038 |
| Change in Fair Value of Financial Instruments | A | – | – | 2 |
| Foreign Currency Translation Adjustment | B, D ii), F, G | 226 | 1,970 | (2,217) |
| Compensation Plans | D i), F | (2) | 13 | (12) |
| Net Distribution to Cenovus Energy | | – | (2,096) | – |
| Balance, End of Year | | $ 922 | $ 698 | $ 811 |

## CONSOLIDATED STATEMENT OF RETAINED EARNINGS – U.S. GAAP

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Retained Earnings, Beginning of Year | $ 4,804 | $ 16,344 | $ 12,976 |
| Net Earnings (Loss) | 2,343 | (5,552) | 4,810 |
| Dividends on Common Shares | (590) | (1,051) | (1,199) |
| Charges for Normal Course Issuer Bid | (445) | – | (243) |
| Net Distribution to Cenovus Energy | – | (4,937) | – |
| Retained Earnings, End of Year | $ 6,112 | $ 4,804 | $ 16,344 |

## CONDENSED CONSOLIDATED BALANCE SHEET – U.S. GAAP

| As at December 31 | Note | 2010 As Reported | 2010 U.S. GAAP | 2009 As Reported | 2009 U.S. GAAP |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Current Assets | D i), H | $ 2,854 | $ 2,807 | $ 5,795 | $ 5,750 |
| Property, Plant and Equipment | B, D ii) | | | | |
| (includes unproved properties and major development projects of $3,030 and $3,128 as of December 31, 2010 and 2009, respectively) | | 51,959 | 51,848 | 45,503 | 45,393 |
| Accumulated Depreciation, Depletion and Amortization | | (23,258) | (34,655) | (19,330) | (31,738) |
| Property, Plant and Equipment, net | | 28,701 | 17,193 | 26,173 | 13,655 |
| (Full Cost Method for Oil and Gas Activities) | | | | | |
| Investments and Other Assets | D i) | 235 | 200 | 164 | 119 |
| Risk Management | | 505 | 505 | 32 | 32 |
| Goodwill | | 1,725 | 1,725 | 1,663 | 1,663 |
| | | $ 34,020 | $ 22,430 | $ 33,827 | $ 21,219 |
| **Liabilities and Shareholders' Equity** | | | | | |
| Current Liabilities | A, D i), ii) | $ 2,776 | $ 3,093 | $ 4,245 | $ 4,530 |
| Long-Term Debt | | 7,129 | 7,129 | 7,568 | 7,568 |
| Other Liabilities | A, D i), ii) | 1,730 | 1,781 | 1,185 | 1,220 |
| Risk Management | | 8 | 8 | 42 | 42 |
| Asset Retirement Obligation | | 820 | 820 | 787 | 787 |
| Future Income Taxes | E | 4,230 | 213 | 3,386 | (829) |
| | | 16,693 | 13,044 | 17,213 | 13,318 |
| Share Capital | C | | | | |
| Common shares, no par value | | 2,319 | 2,352 | 2,360 | 2,393 |
| Outstanding: 2010 – 736.3 million shares | | | | | |
| 2009 – 751.3 million shares | | | | | |
| Paid in Surplus | | – | – | 6 | 6 |
| Retained Earnings | | 13,957 | 6,112 | 13,493 | 4,804 |
| Accumulated Other Comprehensive Income | A, B, D i), ii), F, G | 1,051 | 922 | 755 | 698 |
| | | 17,327 | 9,386 | 16,614 | 7,901 |
| | | $ 34,020 | $ 22,430 | $ 33,827 | $ 21,219 |

## CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS – U.S. GAAP

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| **Operating Activities** | | | |
| Net earnings (loss) from continuing operations | $ 2,343 | $ (5,584) | $ 5,365 |
| Depreciation, depletion and amortization | 2,008 | 14,630 | 5,790 |
| Future income taxes | 1,189 | (5,177) | 1,028 |
| Unrealized (gain) loss on risk management | (945) | 2,680 | (2,729) |
| Unrealized foreign exchange (gain) loss | (313) | (359) | 417 |
| Accretion of asset retirement obligation | 46 | 71 | 77 |
| (Gain) loss on divestitures | 2 | 2 | (141) |
| Other | 109 | 320 | (8) |
| Cash flow from discontinued operations | – | 149 | (441) |
| Net change in other assets and liabilities | (84) | 23 | (254) |
| Net change in non-cash working capital from continuing operations | (1,990) | 18 | (1,353) |
| Net change in non-cash working capital from discontinued operations | – | 1,100 | 1,210 |
| **Cash From Operating Activities** | $ 2,365 | $ 7,873 | $ 8,961 |
| **Cash (Used in) Investing Activities** | $ (4,729) | $ (4,806) | $ (7,517) |
| **Cash From (Used in) Financing Activities** | $ (1,284) | $ 835 | $ (1,439) |

### Notes:

### A) DERIVATIVE INSTRUMENTS AND HEDGING

On January 1, 2004, the Company implemented under Canadian GAAP, EIC 128 *"Accounting For Trading, Speculative or Non-Hedging Derivative Financial Instruments"*, which requires derivatives not designated as hedges to be recorded in the balance sheet as either assets or liabilities at their fair value. Changes in the derivative's fair value are recognized in current period earnings. Under the transitional rules, any gain or loss at the implementation date is deferred and recognized into revenue once realized. Currently, Management has not designated any of the financial instruments as hedges.

The Company adopted Financial Accounting Standards Board ("FASB") Accounting Standards for derivatives and hedging effective January 1, 2001. The standard requires that all derivatives be recorded in the balance sheet as either assets or liabilities at their fair value. Changes in the derivative's fair value are recognized in current period earnings unless specific hedge accounting criteria are met. Management has currently not designated any of the financial instruments as hedges for U.S. GAAP purposes. Any gain or loss on implementation of this U.S. GAAP standard was recorded in OCI. These transitional amounts are recognized into net earnings as the positions are realized.

Unrealized gain (loss) on derivatives relates to:

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Commodity Prices (Revenues, net of royalties) | $ 947 | $ (2,640) | $ 2,717 |
| Operating Expenses and Other | (2) | (40) | 12 |
| Interest and Currency Swaps (Interest, net) | – | – | (3) |
| Total Unrealized Gain (Loss) | $ 945 | $ (2,680) | $ 2,726 |
| Amounts Allocated to Continuing Operations | $ 945 | $ (2,680) | $ 2,726 |
| Amounts Allocated to Discontinued Operations | – | – | – |
| | $ 945 | $ (2,680) | $ 2,726 |

In 2008, the remaining balance that was related to the transitional amounts in AOCI was recognized in net earnings for U.S. GAAP.

## B) FULL COST ACCOUNTING

Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum, net of applicable income taxes, of the present value, discounted at 10 percent, of the estimated future net revenues calculated on the basis of estimated value of future production from proved reserves using an average price based upon the prior 12-month period, less related unescalated estimated future development and production costs, plus unimpaired unproved property costs.

Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecast pricing and future development and production costs to determine whether impairment exists. The impairment amount is measured using the fair value of proved and probable reserves. Depletion charges under Canadian GAAP are also calculated by reference to proved reserves estimated using estimated future prices and costs.

At December 31, 2009, the Company's capitalized costs of oil and gas properties exceeded the full cost ceiling resulting in a non-cash U.S. GAAP write-down of $11.1 billion charged to depreciation, depletion and amortization ($7.6 billion after-tax). This write-down included $6.3 billion from properties in the United States ($4.0 billion after-tax) (2008 – $1.8 billion charged to depreciation, depletion and amortization; $1.1 billion after-tax) and $4.8 billion from properties in Canada ($3.6 billion after-tax) (2008 – nil). Additional depletion was also recorded in 2001, and certain prior years, as a result of the ceiling test difference between Canadian GAAP and U.S. GAAP. As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes.

The U.S. GAAP adjustment for the difference in depletion calculations results in an impact to depreciation, depletion and amortization charges and foreign currency translation adjustment of a $1,235.8 million decrease and a $11.1 million increase, respectively (2009 – $171.8 million decrease and $0.5 million decrease; 2008 – $13.3 million decrease and $0.8 million increase).

## C) STOCK-BASED COMPENSATION – CPL REORGANIZATION

U.S. GAAP requires that compensation expense must be recorded if the intrinsic value of the stock options is not exactly the same immediately before and after an equity restructuring. As part of the corporate reorganization of Canadian Pacific Limited ("CPL"), an equity restructuring occurred that resulted in CPL stock options being replaced with stock options granted by Encana. This resulted in the replacement options having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

## D) COMPENSATION PLANS

### i) Pensions and Other Post-Employment Benefits

For the year ended December 31, 2006, the Company adopted, for U.S. GAAP purposes, the standard for retirement benefits. The standard requires Encana to recognize the over-funded or under-funded status of defined benefit and post-employment plans on the balance sheet as an asset or liability and to recognize changes in the funded status through OCI. Canadian GAAP does not require the Company to recognize the funded status of these plans on its balance sheet.

### ii) Liability-Based Stock Compensation Plans

Under Canadian GAAP, obligations for liability-based stock compensation plans are recorded using the intrinsic-value method of accounting. For U.S. GAAP purposes, the Company adopted the standard for stock compensation for the year ended December 31, 2006 using the modified-prospective approach. Under the standard, the intrinsic-value method of accounting for liability-based stock compensation plans is no longer an alternative. Liability-based stock compensation plans, including tandem share appreciation rights, performance tandem share appreciation rights, share appreciation rights, performance share appreciation rights, performance share units, and deferred share units, are required to be re-measured at fair value at each reporting period up until the settlement date.

To the extent compensation cost relates to employees directly involved in natural gas and crude oil exploration and development activities, such amounts are capitalized to property, plant and equipment. Amounts not capitalized are recognized as administrative expenses or operating expenses. The current period adjustments have the following impact:

- Net capital assets increased by $4.0 million (2009 – $56.4 million decrease)

- Current liabilities increased by $16.9 million (2009 – $76.7 million decrease)

- Other liabilities decreased by $0.7 million (2009 – $3.2 million increase)

- Other comprehensive income decreased by $0.3 million (2009 – $3.2 million decrease)

- Operating expenses increased by $6.8 million (2009 – $31.5 million decrease)

- Administrative expenses increased by $3.4 million (2009 – $21.8 million decrease)

- Depreciation, depletion and amortization expenses increased by $1.7 million (2009 – $0.8 million decrease)

## E) INCOME TAXES

The following differences result from the future income tax adjustments included in the Reconciliation of Net Earnings under Canadian GAAP to U.S. GAAP and the Condensed Consolidated Balance Sheet which include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

The following table provides a reconciliation of the statutory rate to the actual tax rate:

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Net Earnings (Loss) Before Income Tax – U.S. GAAP | $ 3,319 | $ (8,853) | $ 7,390 |
| Canadian Statutory Rate | 28.2% | 29.2% | 29.7% |
| Expected Income Tax | 936 | (2,585) | 2,191 |
| Effect on Taxes Resulting from: | | | |
| Statutory and other rate differences | 101 | (389) | 15 |
| Effect of tax rate changes | 13 | – | – |
| International financing | (78) | (101) | (268) |
| Foreign exchange (gains) losses not included in net earnings | 6 | 20 | 47 |
| Non-taxable capital (gains) losses | (38) | (71) | 84 |
| Other | 36 | (143) | (44) |
| Income Tax – U.S. GAAP | $ 976 | $ (3,269) | $ 2,025 |
| Effective Tax Rate | 29.4 % | 36.9% | 27.4% |

The net future income tax liability is comprised of:

| As at December 31 | 2010 | 2009 |
|---|---|---|
| Future Tax Liabilities | | |
| Property, plant and equipment in excess of tax values | $ 77 | $ – |
| Timing of partnership items | – | 78 |
| Risk management | 374 | 75 |
| Future Tax Assets | | |
| Tax values of property, plant and equipment in excess of carrying amounts | – | (802) |
| Non-capital and net operating losses carried forward | (285) | (174) |
| Other | 47 | (6) |
| Net Future Income Tax Liability | $ 213 | $ (829) |

## F) OTHER COMPREHENSIVE INCOME

The U.S. GAAP standard for retirement benefits requires the funded status of defined benefit and post-employment plans to be presented on the balance sheet and changes in the funded status be recorded through comprehensive income. In 2010, a loss of $2.1 million, net of tax, was recognized in OCI (2009 – $12.5 million gain, net of tax, as noted in D i). On adoption of the standard, as required, the transitional amount of $48 million, net of tax was booked directly to AOCI.

The foreign currency translation adjustment includes the effect of the accumulated U.S. GAAP differences.

## G) FOREIGN CURRENCY TRANSLATION

In 2010, in accordance with Canadian GAAP, the Company recognized a foreign exchange loss arising from the translation of an intercompany transaction that reduced the Company's net investment in a self-sustaining foreign operation. Under U.S. GAAP, intra-entity foreign currency transactions that are of a long-term investment nature between entities that are consolidated in the Company's financial statements are not included in determining net earnings but reported as translation adjustments. Accordingly, net earnings under U.S. GAAP increased by $35 million (2009 – $128 million) with a corresponding decrease to foreign currency translation.

## H) CURRENT ASSETS

In 2009, the Company reversed an impairment of inventory previously recorded in 2008 under Canadian GAAP. U.S. GAAP does not permit the reversal of inventory impairments. Accordingly, net earnings before income tax under U.S. GAAP decreased by $47 million with a corresponding decrease to the inventory balance.

## I) CONSOLIDATED STATEMENT OF CASH FLOWS

Certain items presented as investing or financing activities under Canadian GAAP are required to be presented as operating activities under U.S. GAAP. Cash tax on sale of assets presented as investing activities under Canadian GAAP is presented as operating activities under U.S. GAAP.

## J) DIVIDENDS DECLARED ON COMMON STOCK

| For the years ended December 31 | 2010 | 2009 | 2008 |
|---|---|---|---|
| Dividends per share | $ 0.80 | $ 1.40 | $ 1.60 |

# SUPPLEMENTAL **INFORMATION**

*For the period ended December 31, 2010 (U.S. Dollars / U.S. Protocol) (unaudited)*

## SUPPLEMENTAL FINANCIAL INFORMATION (unaudited)

### Financial Results

| ($ millions, except per share amounts) | Year | 2010 Q4 | Q3 | Q2 | Q1 | Year | 2009[1] Q4 | Q3 | Q2 | Q1 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Encana Results** | | | | | | | | | | |
| Cash Flow [2] | 4,439 | 917 | 1,132 | 1,217 | 1,173 | 5,021 | 930 | 1,274 | 1,430 | 1,387 |
| Per share – Diluted | 6.00 | 1.25 | 1.54 | 1.65 | 1.57 | 6.68 | 1.24 | 1.70 | 1.90 | 1.85 |
| Net Earnings (Loss) | 1,499 | (42) | 569 | (505) | 1,477 | 749 | 233 | (53) | 92 | 477 |
| Per share – Diluted | 2.03 | (0.06) | 0.77 | (0.68) | 1.97 | 1.00 | 0.31 | (0.07) | 0.12 | 0.63 |
| Operating Earnings [3] | 665 | 68 | 98 | 81 | 418 | 1,767 | 373 | 378 | 472 | 544 |
| Per share – Diluted | 0.90 | 0.09 | 0.13 | 0.11 | 0.56 | 2.35 | 0.50 | 0.50 | 0.63 | 0.72 |
| Effective Tax Rates using | | | | | | | | | | |
| Net Earnings | 27.2% | | | | | 13.0% | | | | |
| Canadian Statutory Rate | 28.2% | | | | | 29.2% | | | | |
| Foreign Exchange Rates (US$ per C$1) | | | | | | | | | | |
| Average | 0.971 | 0.987 | 0.962 | 0.973 | 0.961 | 0.876 | 0.947 | 0.911 | 0.857 | 0.803 |
| Period end | 1.005 | 1.005 | 0.971 | 0.943 | 0.985 | 0.956 | 0.956 | 0.933 | 0.860 | 0.794 |
| **Cash Flow Summary** | | | | | | | | | | |
| Cash From (Used in) Operating Activities | 2,365 | 919 | 1,325 | 893 | (772) | 5,041 | 1,061 | 1,415 | 1,121 | 1,444 |
| Deduct (Add back): | | | | | | | | | | |
| Net change in other assets and liabilities | (84) | 1 | (16) | (38) | (31) | 38 | (5) | 13 | 13 | 17 |
| Net change in non-cash working capital from continuing operations | (1,990) | 1 | 209 | (286) | (1,914) | (18) | 136 | 128 | (322) | 40 |
| Cash Flow [2] | 4,439 | 917 | 1,132 | 1,217 | 1,173 | 5,021 | 930 | 1,274 | 1,430 | 1,387 |
| **Operating Earnings Summary** | | | | | | | | | | |
| Net Earnings (Loss) | 1,499 | (42) | 569 | (505) | 1,477 | 749 | 233 | (53) | 92 | 477 |
| Deduct (Add back): | | | | | | | | | | |
| Unrealized hedging gain (loss), after tax | 634 | (269) | 331 | (340) | 912 | (1,352) | (135) | (685) | (570) | 38 |
| Non-operating foreign exchange gain (loss), after tax | 200 | 159 | 140 | (246) | 147 | 334 | (5) | 254 | 190 | (105) |
| Operating Earnings [3] | 665 | 68 | 98 | 81 | 418 | 1,767 | 373 | 378 | 472 | 544 |

(1) 2009 reflects pro forma results.

(2) Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows and the Pro Forma Consolidated Statement of Cash from Operating Activities.

(3) Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized hedging gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

| | 2010 Year | 2009 Year |
|---|---|---|
| **Financial Metrics** | | |
| Debt to Capitalization [1] | 31% | 32% |
| Debt to Adjusted EBITDA [1, 2] | 1.4x | 2.1x |
| Return on Capital Employed [1, 2] | 8% | 4% |
| Return on Common Equity [2] | 9% | 5% |

(1) Calculated using debt defined as the current and long-term portions of long-term debt.

(2) Calculated on a trailing twelve-month basis. 2009 reflects pro forma results.

## SUPPLEMENTAL FINANCIAL & OPERATING INFORMATION *(unaudited)*

### Net Capital Investment

| ($ millions) | Year | 2010 Q4 | Q3 | Q2 | Q1 | Year | 2009[1] Q4 | Q3 | Q2 | Q1 |
|---|---|---|---|---|---|---|---|---|---|---|
| Capital Investment | | | | | | | | | | |
|   Canadian Division | 2,211 | 649 | 529 | 490 | 543 | 1,869 | 575 | 432 | 325 | 537 |
|   USA Division | 2,499 | 750 | 681 | 596 | 472 | 1,821 | 515 | 358 | 374 | 574 |
| | 4,710 | 1,399 | 1,210 | 1,086 | 1,015 | 3,690 | 1,090 | 790 | 699 | 1,111 |
|   Market Optimization | 2 | 1 | – | 1 | – | – | – | – | 1 | (1) |
|   Corporate & Other | 61 | 27 | 17 | 12 | 5 | 65 | 37 | 4 | 13 | 11 |
| Capital Investment | 4,773 | 1,427 | 1,227 | 1,099 | 1,020 | 3,755 | 1,127 | 794 | 713 | 1,121 |
| Acquisitions | | | | | | | | | | |
|   Property | | | | | | | | | | |
|     Canadian Division | 592 | 358 | 175 | 46 | 13 | 190 | 108 | 8 | 1 | 73 |
|     USA Division | 141 | 34 | 14 | 78 | 15 | 46 | 25 | 7 | 8 | 6 |
|   Corporate | | | | | | | | | | |
|     Canadian Division [2] | – | – | – | – | – | 24 | – | – | 24 | – |
| Divestitures | | | | | | | | | | |
|   Property | | | | | | | | | | |
|     Canadian Division | (288) | (88) | (171) | (20) | (9) | (1,000) | (43) | (913) | (11) | (33) |
|     USA Division | (595) | (221) | (49) | (188) | (137) | (73) | (3) | (66) | (4) | – |
|     Corporate & Other | – | – | – | – | – | (2) | – | – | (2) | – |
| Net Acquisitions and Divestitures | (150) | 83 | (31) | (84) | (118) | (815) | 87 | (964) | 16 | 46 |
| Net Capital Investment | 4,623 | 1,510 | 1,196 | 1,015 | 902 | 2,940 | 1,214 | (170) | 729 | 1,167 |

(1) 2009 reflects pro forma results.

(2) Acquisition of Kerogen Resources Canada, ULC on May 5, 2009.

### Production Volumes – After Royalties

| | Year | 2010 Q4 | Q3 | Q2 | Q1 | Year | 2009[1] Q4 | Q3 | Q2 | Q1 |
|---|---|---|---|---|---|---|---|---|---|---|
| Produced Gas *(MMcf/d)* | | | | | | | | | | |
|   Canadian Division | 1,323 | 1,395 | 1,390 | 1,327 | 1,177 | 1,224 | 1,071 | 1,201 | 1,343 | 1,281 |
|   USA Division | 1,861 | 1,835 | 1,791 | 1,875 | 1,946 | 1,616 | 1,616 | 1,524 | 1,581 | 1,746 |
| | 3,184 | 3,230 | 3,181 | 3,202 | 3,123 | 2,840 | 2,687 | 2,725 | 2,924 | 3,027 |
| Liquids *(bbls/d)* | | | | | | | | | | |
|   Canadian Division | 13,149 | 11,327 | 14,262 | 13,462 | 13,558 | 15,880 | 12,477 | 15,909 | 17,624 | 17,567 |
|   USA Division | 9,638 | 9,206 | 9,142 | 10,112 | 10,108 | 11,317 | 11,586 | 10,325 | 11,699 | 11,671 |
| | 22,787 | 20,533 | 23,404 | 23,574 | 23,666 | 27,197 | 24,063 | 26,234 | 29,323 | 29,238 |
| Total *(MMcfe/d)* | | | | | | | | | | |
|   Canadian Division | 1,402 | 1,463 | 1,476 | 1,408 | 1,258 | 1,319 | 1,145 | 1,297 | 1,449 | 1,387 |
|   USA Division | 1,919 | 1,890 | 1,846 | 1,936 | 2,007 | 1,684 | 1,686 | 1,586 | 1,651 | 1,816 |
| | 3,321 | 3,353 | 3,322 | 3,344 | 3,265 | 3,003 | 2,831 | 2,883 | 3,100 | 3,203 |

(1) 2009 reflects pro forma results.

## SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS *(unaudited)*

### Operating Statistics – After Royalties

| Per-unit Results | | 2010 | | | | 2009[1] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| (excluding impact of realized financial hedging) | Year | Q4 | Q3 | Q2 | Q1 | Year | Q4 | Q3 | Q2 | Q1 |
| **Produced Gas – Canadian Division** *($/Mcf)* | | | | | | | | | | |
| Price | 4.10 | 3.73 | 3.69 | 3.92 | 5.21 | 3.71 | 4.21 | 2.92 | 3.19 | 4.58 |
| Production and mineral taxes | 0.01 | – | 0.02 | 0.02 | 0.01 | 0.03 | – | 0.02 | 0.04 | 0.03 |
| Transportation | 0.40 | 0.40 | 0.39 | 0.38 | 0.41 | 0.33 | 0.40 | 0.35 | 0.30 | 0.30 |
| Operating | 1.09 | 1.21 | 0.96 | 1.01 | 1.20 | 1.13 | 1.43 | 1.09 | 1.02 | 1.04 |
| Netback | 2.60 | 2.12 | 2.32 | 2.51 | 3.59 | 2.22 | 2.38 | 1.46 | 1.83 | 3.21 |
| **Produced Gas – USA Division** *($/Mcf)* | | | | | | | | | | |
| Price | 4.73 | 4.08 | 4.57 | 4.45 | 5.78 | 3.75 | 4.64 | 3.41 | 3.01 | 3.88 |
| Production and mineral taxes | 0.27 | 0.24 | 0.25 | 0.25 | 0.35 | 0.17 | 0.23 | 0.08 | 0.08 | 0.27 |
| Transportation | 0.97 | 0.98 | 1.00 | 0.97 | 0.95 | 0.90 | 0.96 | 0.99 | 0.87 | 0.78 |
| Operating | 0.58 | 0.59 | 0.62 | 0.62 | 0.48 | 0.55 | 0.61 | 0.56 | 0.54 | 0.51 |
| Netback | 2.91 | 2.27 | 2.70 | 2.61 | 4.00 | 2.13 | 2.84 | 1.78 | 1.52 | 2.32 |
| **Produced Gas – Total** *($/Mcf)* | | | | | | | | | | |
| Price | 4.47 | 3.93 | 4.19 | 4.23 | 5.56 | 3.73 | 4.47 | 3.19 | 3.09 | 4.18 |
| Production and mineral taxes | 0.16 | 0.13 | 0.15 | 0.15 | 0.22 | 0.11 | 0.14 | 0.06 | 0.06 | 0.17 |
| Transportation | 0.73 | 0.73 | 0.74 | 0.73 | 0.74 | 0.66 | 0.74 | 0.71 | 0.61 | 0.58 |
| Operating | 0.79 | 0.86 | 0.77 | 0.78 | 0.75 | 0.80 | 0.93 | 0.79 | 0.76 | 0.74 |
| Netback | 2.79 | 2.21 | 2.53 | 2.57 | 3.85 | 2.16 | 2.66 | 1.63 | 1.66 | 2.69 |
| **Liquids – Canadian Division** *($/bbl)* | | | | | | | | | | |
| Price | 64.79 | 69.24 | 59.44 | 63.80 | 67.71 | 47.86 | 60.37 | 52.48 | 45.86 | 36.51 |
| Production and mineral taxes | 0.44 | 0.51 | 0.37 | 0.53 | 0.35 | 0.45 | 0.34 | 0.48 | 0.47 | 0.47 |
| Transportation | 0.82 | 0.69 | 0.93 | 1.10 | 0.53 | 1.06 | 0.49 | 1.41 | 0.62 | 1.61 |
| Operating | 3.24 | 4.03 | 2.27 | 2.22 | 4.67 | 3.62 | 3.25 | 3.04 | 4.09 | 3.94 |
| Netback | 60.29 | 64.01 | 55.87 | 59.95 | 62.16 | 42.73 | 56.29 | 47.55 | 40.68 | 30.49 |
| **Liquids – USA Division** *($/bbl)* | | | | | | | | | | |
| Price | 69.35 | 73.27 | 66.38 | 70.62 | 67.18 | 48.56 | 64.39 | 55.60 | 47.27 | 27.43 |
| Production and mineral taxes | 6.69 | 7.43 | 6.42 | 6.68 | 6.25 | 4.39 | 5.84 | 5.12 | 4.18 | 2.48 |
| Transportation | – | – | – | – | – | – | – | – | – | – |
| Netback | 62.66 | 65.84 | 59.96 | 63.94 | 60.93 | 44.17 | 58.55 | 50.48 | 43.09 | 24.95 |
| **Total Liquids** *($/bbl)* | | | | | | | | | | |
| Price | 66.72 | 71.05 | 62.15 | 66.73 | 67.48 | 48.15 | 62.31 | 53.71 | 46.42 | 32.88 |
| Production and mineral taxes | 3.08 | 3.61 | 2.74 | 3.17 | 2.87 | 2.09 | 2.99 | 2.31 | 1.95 | 1.27 |
| Transportation | 0.47 | 0.38 | 0.57 | 0.63 | 0.30 | 0.62 | 0.26 | 0.85 | 0.38 | 0.96 |
| Operating | 1.87 | 2.22 | 1.38 | 1.26 | 2.67 | 2.11 | 1.68 | 1.84 | 2.46 | 2.37 |
| Netback | 61.30 | 64.84 | 57.46 | 61.67 | 61.64 | 43.33 | 57.38 | 48.71 | 41.63 | 28.28 |

(1) 2009 results reflect pro forma results.

*(continued on next page)*

## SUPPLEMENTAL OIL AND GAS OPERATING STATISTICS *(unaudited) (continued)*

### Operating Statistics – After Royalties

| Per-unit Results | | 2010 | | | | 2009[1] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| (excluding impact of realized financial hedging) | Year | Q4 | Q3 | Q2 | Q1 | Year | Q4 | Q3 | Q2 | Q1 |
| Total Netback – Canadian Division *($/Mcfe)* | | | | | | | | | | |
| Price | 4.47 | 4.10 | 4.05 | 4.30 | 5.60 | 4.02 | 4.59 | 3.36 | 3.51 | 4.70 |
| Production and mineral taxes | 0.02 | – | 0.02 | 0.03 | 0.01 | 0.03 | 0.01 | 0.02 | 0.04 | 0.04 |
| Transportation | 0.38 | 0.39 | 0.38 | 0.37 | 0.39 | 0.32 | 0.38 | 0.34 | 0.28 | 0.30 |
| Operating | 1.06 | 1.19 | 0.93 | 0.97 | 1.17 | 1.09 | 1.37 | 1.05 | 0.99 | 1.01 |
| Netback | 3.01 | 2.52 | 2.72 | 2.93 | 4.03 | 2.58 | 2.83 | 1.95 | 2.20 | 3.35 |
| Total Netback – USA Division *($/Mcfe)* | | | | | | | | | | |
| Price | 4.94 | 4.32 | 4.76 | 4.68 | 5.94 | 3.92 | 4.89 | 3.64 | 3.21 | 3.91 |
| Production and mineral taxes | 0.30 | 0.27 | 0.27 | 0.28 | 0.38 | 0.19 | 0.26 | 0.11 | 0.10 | 0.28 |
| Transportation | 0.95 | 0.95 | 0.97 | 0.94 | 0.92 | 0.86 | 0.92 | 0.95 | 0.83 | 0.75 |
| Operating | 0.56 | 0.58 | 0.61 | 0.60 | 0.46 | 0.53 | 0.58 | 0.54 | 0.52 | 0.49 |
| Netback | 3.13 | 2.52 | 2.91 | 2.86 | 4.18 | 2.34 | 3.13 | 2.04 | 1.76 | 2.39 |
| Total Netback *($/Mcfe)* | | | | | | | | | | |
| Price | 4.74 | 4.22 | 4.45 | 4.52 | 5.81 | 3.96 | 4.77 | 3.51 | 3.35 | 4.25 |
| Production and mineral taxes | 0.18 | 0.15 | 0.16 | 0.17 | 0.23 | 0.12 | 0.16 | 0.07 | 0.08 | 0.17 |
| Transportation | 0.71 | 0.70 | 0.71 | 0.70 | 0.71 | 0.63 | 0.70 | 0.68 | 0.58 | 0.56 |
| Operating [2] | 0.77 | 0.84 | 0.75 | 0.76 | 0.74 | 0.78 | 0.90 | 0.76 | 0.74 | 0.72 |
| Netback | 3.08 | 2.53 | 2.83 | 2.89 | 4.13 | 2.43 | 3.01 | 2.00 | 1.95 | 2.80 |

(1) 2009 results reflect pro forma results.

(2) 2010 operating costs include costs related to long-term incentives of nil (2009 - costs of $0.03/Mcfe).

| Impact of Realized Financial Hedging | | 2010 | | | | 2009[1] | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Year | Q4 | Q3 | Q2 | Q1 | Year | Q4 | Q3 | Q2 | Q1 |
| Natural Gas *($/Mcf)* | 1.01 | 1.10 | 1.08 | 1.27 | 0.58 | 3.30 | 1.97 | 4.25 | 3.93 | 3.04 |
| Liquids *($/bbl)* | (0.60) | (2.14) | (0.36) | 0.32 | (0.41) | (0.01) | – | – | – | (0.03) |
| Total *($/Mcfe)* | 0.97 | 1.05 | 1.04 | 1.22 | 0.55 | 3.12 | 1.87 | 4.02 | 3.70 | 2.87 |
| Canadian Division *($/Mcfe)* | 0.93 | 1.02 | 0.94 | 1.16 | 0.55 | 2.93 | 1.91 | 3.84 | 3.29 | 2.56 |
| USA Division *($/Mcfe)* | 1.00 | 1.07 | 1.11 | 1.27 | 0.55 | 3.27 | 1.84 | 4.16 | 4.07 | 3.11 |
| Total *($/Mcfe)* | 0.97 | 1.05 | 1.04 | 1.22 | 0.55 | 3.12 | 1.87 | 4.02 | 3.70 | 2.87 |

(1) 2009 results reflects pro forma result.

## SUPPLEMENTAL FINANCIAL INFORMATION

The following financial information presents selected consolidated financial and operating information related to the ongoing operations of Encana Corporation ("Encana") for the three and twelve months ended December 31, 2010 compared to historical pro forma financial and operating information for the three and twelve months ended December 31, 2009. The pro forma comparative information excludes the results of operations from assets transferred to Cenovus Energy Inc. on November 30, 2009; See Note 3 to the December 31, 2009 annual Consolidated Financial Statements.

The financial and operating information for the three and twelve months ended December 31, 2010 can be found in Encana's interim Consolidated Financial Statements for the period ended December 31, 2010. The pro forma financial and operating information for the twelve months ended December 31, 2009 can be found in Encana's unaudited Pro Forma Financial Information as posted on www.encana.com and on the following page.

### CONSOLIDATED STATEMENT OF EARNINGS *(unaudited)*

| | Three Months Ended December 31, | | Twelve Months Ended December 31, | |
| --- | --- | --- | --- | --- |
| | | Pro Forma | | Pro Forma |
| ($ millions, except per share amounts) | **2010** | 2009 | **2010** | 2009 |
| **Revenues, Net of Royalties** | **$ 1,431** | $ 1,786 | **$ 8,870** | $ 6,732 |
| **Expenses** | | | | |
| Production and mineral taxes | **47** | 41 | **217** | 132 |
| Transportation | **217** | 182 | **859** | 684 |
| Operating | **283** | 272 | **1,061** | 1,008 |
| Purchased product | **179** | 185 | **739** | 820 |
| Depreciation, depletion and amortization | **818** | 708 | **3,242** | 2,770 |
| Administrative | **98** | 96 | **359** | 359 |
| Interest, net | **121** | 126 | **501** | 371 |
| Accretion of asset retirement obligation | **11** | 10 | **46** | 37 |
| Foreign exchange (gain) loss, net | **(184)** | 1 | **(216)** | (312) |
| (Gain) loss on divestitures | **3** | 1 | **2** | 2 |
| | **1,593** | 1,622 | **6,810** | 5,871 |
| **Net Earnings (Loss) Before Income Tax** | **(162)** | 164 | **2,060** | 861 |
| Income tax expense (recovery) | **(120)** | (69) | **561** | 112 |
| **Net Earnings (Loss)** | **$ (42)** | $ 233 | **$ 1,499** | $ 749 |
| **Net Earnings (Loss) per Common Share** | | | | |
| Basic | **$ (0.06)** | $ 0.31 | **$ 2.03** | $ 1.00 |
| Diluted | **$ (0.06)** | $ 0.31 | **$ 2.03** | $ 1.00 |

### CONSOLIDATED STATEMENT OF CASH FROM OPERATING ACTIVITIES *(unaudited)*

| | Three Months Ended December 31, | | Twelve Months Ended December 31, | |
| --- | --- | --- | --- | --- |
| | | Pro Forma | | Pro Forma |
| ($ millions) | **2010** | 2009 | **2010** | 2009 |
| **Operating Activities** | | | | |
| Net earnings (loss) | **$ (42)** | $ 233 | **$ 1,499** | $ 749 |
| Depreciation, depletion and amortization | **818** | 708 | **3,242** | 2,770 |
| Future income taxes | **(95)** | (279) | **774** | (438) |
| Unrealized (gain) loss on risk management | **398** | 199 | **(945)** | 2,066 |
| Unrealized foreign exchange (gain) loss | **(191)** | (148) | **(278)** | (508) |
| Accretion of asset retirement obligation | **11** | 10 | **46** | 37 |
| (Gain) loss on divestitures | **3** | 1 | **2** | 2 |
| Other | **15** | 206 | **99** | 343 |
| Net change in other assets and liabilities | **1** | (5) | **(84)** | 38 |
| Net change in non-cash working capital from continuing operations | **1** | 136 | **(1,990)** | (18) |
| **Cash From Operating Activities** | **$ 919** | $ 1,061 | **$ 2,365** | $ 5,041 |

## SUPPLEMENTAL FINANCIAL INFORMATION

The following Pro Forma Information presents selected historical pro forma financial and operating information related to the ongoing operations of Encana. The information excludes the results of operations from assets transferred to Cenovus Energy Inc. on November 30, 2009; See Note 3 to the December 31, 2009 annual Consolidated Financial Statements.

For background on the pro forma information please refer to Note 1 – Basis of Presentation in the Notes to Encana Pro Forma Consolidated Statements of Earnings and Cash from Operating Activities.

## PRO FORMA CONSOLIDATED STATEMENT OF EARNINGS *(unaudited)*

For the twelve months ended December 31, 2009

| ($ millions, except per share amounts) | Encana Consolidated | Deduct Cenovus Carve-out | Add/(Deduct) Pro Forma Adjustments | Note 2 | Encana Pro Forma |
|---|---|---|---|---|---|
| **Revenues, Net of Royalties** | $ 11,114 | $ 4,382 | $ | | $ 6,732 |
| **Expenses** | | | | | |
| Production and mineral taxes | 171 | 39 | | | 132 |
| Transportation | 1,280 | 596 | | | 684 |
| Operating | 1,627 | 619 | | | 1,008 |
| Purchased product | 1,460 | 640 | | | 820 |
| Depreciation, depletion and amortization | 3,704 | 1,052 | 118 | (A) | 2,770 |
| Administrative | 477 | 108 | 41 | (B) | 359 |
| | | | (51) | (C) | |
| Interest, net | 405 | 34 | | | 371 |
| Accretion of asset retirement obligation | 71 | 34 | | | 37 |
| Foreign exchange (gain) loss, net | (22) | 290 | | | (312) |
| (Gain) loss on divestitures | 2 | – | | | 2 |
| **Net Earnings Before Income Tax** | 1,939 | 970 | (108) | | 861 |
| Income tax expense | 109 | 393 | 396 | (D i,ii,iii,iv) | 112 |
| **Net Earnings from Continuing Operations** | 1,830 | 577 | (504) | | 749 |
| **Net Earnings from Discontinued Operations** | 32 | 32 | – | | – |
| **Net Earnings** | $ 1,862 | $ 609 | $ (504) | | $ 749 |
| **Net Earnings from Continuing Operations per Common Share** | | | | (E) | |
| Basic | $ 2.44 | | | | $ 1.00 |
| Diluted | $ 2.44 | | | | $ 1.00 |
| **Net Earnings per Common Share** | | | | (E) | |
| Basic | $ 2.48 | | | | $ 1.00 |
| Diluted | $ 2.48 | | | | $ 1.00 |

## PRO FORMA CONSOLIDATED STATEMENT OF CASH FROM OPERATING ACTIVITIES *(unaudited)*

For the twelve months ended December 31, 2009

| ($ millions) | Encana Consolidated | Deduct Cenovus Carve-out | Add/(Deduct) Pro Forma Adjustments | Note 2 | Encana Pro Forma |
|---|---|---|---|---|---|
| **Operating Activities** | | | | | |
| Net earnings from continuing operations | $  1,830 | $    577 | $    (504) | | $    749 |
| Depreciation, depletion and amortization | 3,704 | 1,052 | 118 | *(A)* | 2,770 |
| Future income taxes | (1,799) | (501) | 860 | *(D i,ii,iii,iv)* | (438) |
| Unrealized (gain) loss on risk management | 2,680 | 614 | | | 2,066 |
| Unrealized foreign exchange (gain) loss | (231) | 277 | | | (508) |
| Accretion of asset retirement obligation | 71 | 34 | | | 37 |
| (Gain) loss on divestitures | 2 | – | | | 2 |
| Other | 373 | 30 | | | 343 |
| Cash flow from discontinued operations | 149 | 149 | | | – |
| Net change in other assets and liabilities | 23 | (15) | | | 38 |
| Net change in non-cash working capital from continuing operations | (29) | (11) | | | (18) |
| Net change in non-cash working capital from discontinued operations | 1,100 | 1,100 | | | – |
| **Cash From Operating Activities** | $  7,873 | $  3,306 | $    474 | | $  5,041 |

## NOTES TO PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS AND CASH FROM OPERATING ACTIVITIES *(unaudited)*

### 1. BASIS OF PRESENTATION

On November 30, 2009, Encana completed a corporate reorganization (the "Split Transaction") involving the division of Encana into two independent publicly traded energy companies – Encana and Cenovus Energy Inc. The unaudited Pro Forma Consolidated Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities have been prepared for information purposes and assumes the Split Transaction occurred on January 1, 2008. Pro forma adjustments are detailed in Note 2.

The unaudited Pro Forma Consolidated Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities are expressed in United States dollars and have been prepared for information purposes using information contained in the following:

a) Encana's audited Consolidated Financial Statements for the year ended December 31, 2009.

b) Cenovus Energy unaudited Carve-out Consolidated Financial Statements for the 11 months ended November 30, 2009. The Cenovus unaudited Carve-out Consolidated Financial Statements were derived from the accounting records of Encana on a carve-out basis.

In the opinion of Management of Encana, the unaudited Pro Forma Consolidated Financial Statements include all the adjustments necessary for fair presentation in accordance with Canadian generally accepted accounting principles.

The unaudited Pro Forma Statement of Earnings and Pro Forma Consolidated Statement of Cash from Operating Activities are for illustrative purposes only and may not be indicative of the results that actually would have occurred if the Split Transaction had been in effect on the dates indicated or of the results that may be obtained in the future. In addition to the pro forma adjustments to the historical carve-out financial statements, various other factors will have an effect on the results of operations.

### 2. PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

The following adjustments reflect expected changes to Encana's historical results which would arise from the Split Transaction.

A. Reflects the expected difference in depreciation, depletion and amortization expense arising from a change in the depletion rate calculated for Encana's Canadian cost centre.

B. Increases administrative expense for additional compensation costs arising from the separation of compensation plans and the estimated increase in the number of employees required to operate Encana as a separate entity, after removing those costs associated with Cenovus's employees.

C. Reduces administrative expense to remove Encana's share of the transaction costs incurred related to the Split Transaction.

D. Pro forma adjustments to income tax expense,

   i. adjustments for the tax effect of items A, B and C above;

   ii. adjustments for the effect of the loss of tax deferrals resulting from the wind up of Encana's Canadian upstream oil and gas partnership;

   iii. acceleration of the intangible drilling costs deduction in the U.S. as a result of a change in the status of Encana being considered an independent producer; and

   iv. remove tax benefits solely resulting from the Split Transaction.

E. The Pro Forma Net Earnings per Common Share is calculated using the same weighted average number of pre-Arrangement Encana Corporation Common Shares outstanding as at December 31, 2009.

| (millions) | For the three months ended December 31, 2009 | For the twelve months ended December 31, 2009 |
|---|---|---|
| Weighted Average Common Shares Outstanding - Basic | 751.3 | 751.0 |
| Effects of Stock Options and Other Dilutive Securities | 0.1 | 0.4 |
| Weighted Average Common Shares Outstanding - Diluted | 751.4 | 751.4 |

## SUPPLEMENTAL FINANCIAL INFORMATION *(unaudited)*

### Pro Forma Reconciliations

($ millions, except per share amounts)

| | | | | | 2009 | | | |
|---|---|---|---|---|---|---|---|---|
| | | **Year** | Q4 | Q3 | Q2 | Q1 |
| **Cash Flow** [1] | | | | | | |
| Encana Corporation, Consolidated | | 6,779 | 603 | 2,079 | 2,153 | 1,944 |
| Less: Cenovus Carve-out [2] | | 2,232 | (15) | 841 | 811 | 595 |
| Add/(Deduct) Pro Forma adjustments | | 474 | 312 | 36 | 88 | 38 |
| Encana Pro Forma | | 5,021 | 930 | 1,274 | 1,430 | 1,387 |
| Per share amounts | | | | | | |
| Encana Corporation, Consolidated | – Basic | 9.03 | 0.80 | 2.77 | 2.87 | 2.59 |
| | – Diluted | 9.02 | 0.80 | 2.77 | 2.87 | 2.59 |
| Encana Pro Forma | – Basic | 6.69 | 1.24 | 1.70 | 1.90 | 1.85 |
| | – Diluted | 6.68 | 1.24 | 1.70 | 1.90 | 1.85 |
| **Net Earnings** | | | | | | |
| Encana Corporation, Consolidated | | 1,862 | 636 | 25 | 239 | 962 |
| Less: Cenovus Carve-out [2] | | 609 | (15) | 63 | 149 | 412 |
| Add/(Deduct) Pro Forma adjustments | | (504) | (418) | (15) | 2 | (73) |
| Encana Pro Forma | | 749 | 233 | (53) | 92 | 477 |
| Per share amounts | | | | | | |
| Encana Corporation, Consolidated | – Basic | 2.48 | 0.85 | 0.03 | 0.32 | 1.28 |
| | – Diluted | 2.48 | 0.85 | 0.03 | 0.32 | 1.28 |
| Encana Pro Forma | – Basic | 1.00 | 0.31 | (0.07) | 0.12 | 0.64 |
| | – Diluted | 1.00 | 0.31 | (0.07) | 0.12 | 0.63 |
| **Operating Earnings** [3] | | | | | | |
| Encana Corporation, Consolidated | | 3,495 | 855 | 775 | 917 | 948 |
| Less: Cenovus Carve-out [2] | | 1,224 | 64 | 382 | 447 | 331 |
| Add/(Deduct) Pro Forma adjustments | | (504) | (418) | (15) | 2 | (73) |
| Encana Pro Forma | | 1,767 | 373 | 378 | 472 | 544 |
| Per share amounts | | | | | | |
| Encana Corporation, Consolidated | – Diluted | 4.65 | 1.14 | 1.03 | 1.22 | 1.26 |
| Encana Pro Forma | – Diluted | 2.35 | 0.50 | 0.50 | 0.63 | 0.72 |

(1) Cash Flow is a non-GAAP measure defined as Cash from Operating Activities excluding net change in other assets and liabilities, net change in non-cash working capital from continuing operations and net change in non-cash working capital from discontinued operations, which are defined on the Consolidated Statement of Cash Flows and the Pro Forma Consolidated Statement of Cash from Operating Activities.

(2) Cenovus Energy was spun-off on November 30, 2009. As a result, carve-out information for the fourth quarter is for the two months ended November 30, 2009 and the 2009 Year information is for the 11 months ended November 30, 2009.

(3) Operating Earnings is a non-GAAP measure defined as Net Earnings excluding the after-tax gain/loss on discontinuance, after-tax effect of unrealized hedging gains/losses on derivative instruments, after-tax gains/losses on translation of U.S. dollar denominated debt issued from Canada, after-tax foreign exchange gains/losses on settlement of intercompany transactions, future income tax on foreign exchange recognized for tax purposes only related to U.S. dollar intercompany debt and the effect of changes in statutory income tax rates.

*take a closer look*

# ENDNOTES AND ABBREVIATIONS

/ 2010 ANNUAL REPORT

arR/10
VOL / two ISSUE / one
www.encana.com

## THE NATURAL GAS ECONOMY / MEETING THE NEED FOR CLEANER FUEL: PAGES 30 - 36

1. Potential Gas Committee (PGC)
2. IHS Global Insight – September 2009 – The Contributions of the Natural Gas Industry to the U.S. National and State Economies. Approximately 50,000 jobs are added per Bcf/d, and a 1 percent increase is about 0.7 Bcf/d = 35,000 jobs
3. Encana calculation (25 Bcf/d = approximately 1.6 billion barrels of oil x $100/barrel)
4. http://www.usgasvehicles.com/news_detalle.php?id=778
5. http://www.ngvglobal.com/page/4
6. http://www.ngvglobal.com/page/5
7. http://www.ngvglobal.com/page/7
8. http://green.blogs.nytimes.com/2011/02/22/u-p-s-finds-a-substitute-for-diesel-natural-gas-at-260-degrees-below-zero/?smid=tw-nytimes&seid=auto&sf1103838=1
9. Encana estimate
10. Natural Gas Vehicles for America (NGVA) http://www.ngvc.org/mktplace/fact.html
11. NGVA http://www.ngvc.org/mktplace/fact.html
12. Westport Innovations http://www.westport.com/media/news-release?story=423%7Cwestport-announces-robert-transport-order-180-peterbilt-lng-truc
13. http://www.xcelenergy.com/SiteCollectionDocuments/docs/10-07-427_CleanAirCleanJobs-FinalFacts.pdf
14. Environnent Canada http://www.ec.gc.ca/default.asp?lang=En&n=714D9AAE-1&news=E5B59675-BE60-4759-8FC3-D3513EAA841C
15. Coal Trader
16. http://www.reuters.com/article/2010/11/10/transalta-idUSN1018310720101110
17. Credit Suisse – Growth From Subtraction - September 2010

## ABBREVIATIONS

| | |
|---|---|
| **bbls** | barrels |
| **bbls/d** | barrels per day |
| **BOE** | barrels of oil equivalent |
| **Bcf** | billion cubic feet |
| **Bcf/d** | billion cubic feet per day |
| **Bcfe** | billion cubic feet equivalent |
| **Bcfe/d** | billion cubic feet equivalent per day |
| **CBM** | coalbed methane |
| **CNG** | compressed natural gas |
| **$CO_2$** | carbon dioxide |
| **EBITDA** | earnings before interest, taxes, depreciation and amortization |
| **LNG** | liquefied natural gas |
| **LPG** | liquid petroleum gas |
| **Mbbls** | thousand barrels |
| **Mbbls/d** | thousand barrels per day |
| **MMbbls** | million barrels |
| **MMbbls/d** | million barrels per day |
| **Mcf** | thousand cubic feet |
| **Mcfe** | thousand cubic feet equivalent |
| **MM** | million |
| **MMcf** | million cubic feet |
| **MMcf/d** | million cubic feet per day |
| **MMcfe** | million cubic feet equivalent |
| **MMcfe/d** | million cubic feet equivalent per day |
| **NGL** | natural gas liquids |
| **$NO_x$** | nitrogen oxides |
| **$SO_2$** | sulphur dioxide |
| **Tcf** | trillion cubic feet |
| **Tcfe** | trillion cubic feet equivalent |
| **/d** | per day |

# take a closer look

# CORPORATE &
# INVESTOR INFORMATION
## / TO OUR SHAREHOLDERS

## TRANSFER AGENTS & REGISTRAR

**Common Shares**
CIBC Mellon Trust Company
Calgary, Montreal & Toronto

BNY Mellon Shareowner Services
Jersey City, New Jersey

Shareholders are encouraged to contact CIBC Mellon Trust Company for information regarding security holdings.

Answerline: 416-643-5990
Toll-free (North America): 1-866-580-7145
Facsimile: 416-643-5501

**Mailing address**
CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada M5C 2W9

**Internet address**
www.cibcmellon.com

## AUDITOR

PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta

## INDEPENDENT QUALIFIED RESERVES EVALUATORS

**DeGolyer and MacNaughton**
Dallas, Texas

**GLJ Petroleum Consultants Ltd.**
Calgary, Alberta

**McDaniel & Associates Consultants Ltd.**
Calgary, Alberta

**Netherland, Sewell & Associates, Inc.**
Dallas, Texas

## STOCK EXCHANGES

**Common Shares (ECA)**
Toronto Stock Exchange
New York Stock Exchange

## ANNUAL INFORMATION FORM (AIF) (FORM 40-F)

Encana's AIF is filed with the securities regulators in Canada and the United States. Under the Multi-Jurisdictional Disclosure System, Encana's AIF is filed as Form 40-F with the U.S. Securities and Exchange Commission.

## SHAREHOLDER ACCOUNT MATTERS

To change your address, transfer shares, eliminate duplicate mailings, have dividends deposited directly into accounts at financial institutions in Canada that provide electronic fund-transfer services, etc., please contact CIBC Mellon Trust Company.

## ANNUAL SHAREHOLDERS' MEETING

Shareholders are invited to attend the Annual Shareholders' Meeting being held on Wednesday, April 20, 2011 at 2 p.m. Calgary time at:

Calgary TELUS Convention Centre, Macleod Hall, Lower Level, South Building, 120 - 9 Avenue S.E., Calgary, Alberta, Canada

Those unable to do so are asked to sign and return the form of proxy mailed to them.

## ENCANA WEBSITE

www.encana.com

Encana's website contains a variety of corporate and investor information, including, among other information, the following:

• Current stock prices
• Annual and Interim Reports
• Information Circulars
• News releases
• Investor presentations
• Dividend information
• Dividend reinvestment plan
• Shareholder support information
• Corporate Responsibility information

Additional information, including copies of the Encana Corporation 2010 Annual Report, may be obtained from Encana Corporation.

## ENCANA CORPORATION

Investor Relations & Communications
1800, 855 - 2 Street S.W., P.O. Box 2850
Calgary, Alberta, Canada T2P 2S5

Phone: 403-645-3550
Email: investor.relations@encana.com
Web: www.encana.com

### Investor inquiries should be directed to:

Ryder McRitchie
Vice-President, Investor Relations
Phone: 403-645-2007
Email: ryder.mcritchie@encana.com

Lorna Klose
Manager, Investor Relations
Phone: 403-645-6977
Email: lorna.klose@encana.com

### Media inquiries should be directed to:

Alan Boras
Vice-President, Media Relations
Phone: 403-645-4747
Email: alan.boras@encana.com

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Say 'bi'
to harmful emissions.

Our development of bi-fuel systems in our northeastern British Columbia operations allows equipment to run on diesel and natural gas simultaneously, resulting in significant reduction in diesel fuel consumption, cost savings and greenhouse gas reductions. It's good for the environment and business. **Take a closer look. We are Encana.**

## encana™
*natural gas*

Learn more about natural gas and Encana at **www.encana.com**


Changing times call for
changing currents.

Ten miles southeast of Strathmore, Alberta, Encana's Cavalier Natural Gas Power Station uses 50 percent less water than what a coal plant needs to produce the same amount of electricity. Using specialized micro-filters, we've reduced the need to draw fresh river water by reusing treated water from the plant's cooling tower. Conserving resources while reducing emissions is key to a sustainable energy future. **Take a closer look. We are Encana.**

encana™
natural gas

Learn more about natural gas and Encana at **www.encana.com** and follow us on Twitter @encanacorp